U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A-3

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                              CLEARWORKS.NET, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

              DELAWARE                                 76-057542
   (STATE OR OTHER JURISDICTION OF          (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

       2450 FONDREN, SUITE 200
           HOUSTON, TEXAS                               77063
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)              (ZIP CODE)

ISSUER'S TELEPHONE NUMBER:    (713) 334-2595

SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:  NOT APPLICABLE

SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:
    COMMON STOCK, $.001 PAR VALUE

                                     PART I

      ClearWorks.net, Inc. (the " Company") is including the following cautionary statement to make applicable, to the extent possible, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which do not apply to statements made in connection with an initial public offering (and do not apply to statements made in this Form 10-SB to the extent that this Form 10-SB constitutes an initial public offering of the Company's common stock), for any forward-looking statements made by, or on behalf of, the ClearWorks.net, Inc. (the "Company"). The provisions of the Reform Act also do not apply to an entity that issues penny stock. The following cautionary statement also is made for the purpose of taking advantage of any defenses that may exist under other laws, including common law. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will occur or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to maintain its rights in its intellectual property; the ability of the Company to obtain acceptable forms and amounts of financing to fund planned acquisitions and operations, technology development, marketing and other expansion efforts; and the global market for technology. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

      The Company is a provider of voice, data and video services for both commercial and residential customers. The Company operates and provides its services in Houston, Texas and has a small office in Las Vegas, Nevada. The Company's vision is to become an industry leader in integrated voice, data and video solutions. The Company is pursuing this vision by integrating technology and technology based companies into its organization focused on the delivery of a suite of digital services to its clients. The Company is taking advantage of the convergence of telephone, cable TV, satellite TV, telecommunications and internet technology to accomplish its objectives. Additionally, the Company intends to take advantage of the deregulation of the telecommunications industry based on the passage by the US Congress of the Telecommunications Act in 1996.

      The Company initially began developing its voice, data and video integration capabilities to address business needs. During its early operations, the Company recognized an opportunity to utilize its expertise to develop and deliver "Bundled Digital Services sm" to residential customers directly. The Company has developed a proprietary solution to deliver a digital services package directly to consumers. Through research and development (R&D), the Company possesses technology that can utilize a high speed internet connection for the delivery of all services. The Company currently provides a wide array of digital solutions to its commercial customers and it anticipates deploying its technology to residential customers by the end of the third quarter of 1999.

      RESEARCH & DEVELOPMENT. The Company has committed, and expects to continue to commit in the future, substantial resources for the development of its Bundled Digital Services [SM]. Research and development efforts are directed at improving the performance and expanding on the capability of Bundled Digital Services [SM]. The Company spent approximately $217,000 on R&D during the fiscal year 1998 and no expenditures during the fiscal year 1997. The Company anticipates spending approximately $175,000 on R&D for fiscal year 1999.

      PRINCIPAL OPERATING COMPANIES. The Company presently has three wholly owned subsidiaries which constitute its principal operating companies:
ClearWorks Structured Wiring Services, Inc., a Texas corporation (formerly known as Millennium Integration Technologies, Inc.); ClearWorks Communications, Inc., a Texas corporation; and ClearWorks Integration Services, Inc. (formerly known as Archer Mickelson Technologies, L.L.C., a Texas limited

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liability company). ClearWorks Communications, Inc. has a wholly owned subsidiary named Northpointe Telecom Services, L.L.C. The Company anticipates the advantages of operating these companies together based on delivering like services to both sets of customers, much like the regional Bell operating companies (RBOCs) do today. Additionally, the Company can utilize its proprietary technology to deliver voice, data and video solutions to both sets of customers via the Internet.

      ClearWorks Structured Wiring Services, Inc. focuses primarily on developing commercial accounts for deployment of structured wiring solutions. These customers consist of companies that seek outside expertise to deploy fiber optics and copper-based structured wiring solutions. ClearWorks Structured Wiring Services, Inc. generates revenue through time and materials billings, consulting contracts, service and support contracts as well as hardware and software sales. The Company does not intend for ClearWorks Structured Wiring Services to focus on product sales, but rather on acting as a provider of structured wiring solutions.

      ClearWorks Communications, Inc. focuses primarily on the delivery of integrated voice, data and video services to the residential marketplace. The Company has proprietary technology to enable it to proceed into the voice, data and video market for bundled consumption. The Company foresees deploying dialtone, multi-channel digital video services, dedicated internet connectivity, on-demand video rental, voicemail, and a community intranet as a Bundled Digital Service [SM] over one wire into the home. The market for these customers is just beginning to develop and is benefited by a strategic business alliance with other companies in the technology market. ClearWorks Communications is providing solutions to consumers by implementing technology both within the community and within the home. Within the residential community, ClearWorks Communications is installing fiber optic backbones to deliver voice, data and video solutions directly to consumers.

      ClearWorks Integration Services, Inc. provides information technology staffings, network engineering, vendor evaluation of network hardware, implementation of network hardware, and support of private and enterprise networks. Additional services include desktop rollouts, multi-platform supports and Local Area Networks ("LAN"), and Wide Area Networks ("WAN") analysis and server deployment.

      The Company has developed a Remote Response Center ("RRC"). The RRC consists of three primary components: the Network Support Center; the Remote Network Management Center; and the Internet Support Center. The Network Support Center is fully operational and provides existing clients with advanced technical support and comprehensive network operational support. The Remote Network Management Center enables the Company's Systems Engineers to monitor and administer clients' LAN and WAN systems remotely from the Company's headquarters by means of an established communication link. The Internet Support Center offers a broad range of services including Internet access, security and publishing services. The Company intends to leverage the services provided by its RRC to enhance the Company's long-term client relationships and to expand the scope of services offered to existing and potential clients.

      The Company offers software and hardware products to enhance its ability to provide complex technology solutions for enterprise wide networks. The Company is an authorized nonexclusive reseller of networking products, which enables it to deliver integration services. Generally, these products are technically sophisticated and require a high level of integration services for successful deployment. The Company has nonexclusive reseller relationships with many industry-leading vendors of information technology products, including Compaq, Computer Associates, Network Associates, IBM, Hewlett Packard, Alctel Cabling Systems and 3Comm. The Company is a value added reseller ("VAR"). That is, it purchases hardware and software directly from the manufacturer and resells these products at a higher price (retail) directly to the Company's customers. The Company's relationships with these leading aggregators of computer hardware and software enable the Company to provide its clients with competitive product pricing, ready product availability and services such as electronic product ordering, product configuration and testing, and product warehousing and delivery. The Company also purchases technology from Cisco Systems, Netscape and General Instruments. Moreover, these relationships enable the Company not to carry inventory normally associated with the delivery of products.

      The Company is also a nonexclusive VAR of fiber and copper for companies such as Seicor Corporation, Lucent Technologies, Panduit, Leviton Telecom, AMP Incorporated, Ortronics, Siemen Corporation and Belldon Wire

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& Cable. There are no binding long-term commitments with respect to any of the business relationships referred to in this or the preceding paragraph of this section. Each of these relationships can be terminated by either party at any time.

      REVENUES. The Company derives 51% of its revenues from network cabling and wiring; 45% of its revenues from integration services; and 4% of its revenues from software administration.

      MARKETS, MARKETING AND ADVERTISING. The Company's core market for its services is Houston, Texas, although its potential markets include most suburban and urban areas in the United States and perhaps in other countries. Most of the Company's marketing comes from direct sales by employees. The remainder of the Company's marketing comes from referrals from suppliers together with a limited amount of advertising in trade magazines and newsletters.

      PRINCIPAL SUPPLIERS. ClearWorks Structured Wiring Services, Inc. purchases all of its fiber, IBM Home Director boxes, switches, connectors, interducts, and routers from several vendors, principally from G.E. Supply, Anixter, Accu-Tech Supply, LiteComm Supply Company, TVC Communications, and Rexel/Summers.

      ClearWorks Integration Services, Inc. purchases most of its software products from Tech Data or directly from the respective manufacturers of these products.

      ClearWorks Communications, Inc. purchases most of its supplies and equipment from TVN Entertainment Corp., B&H Commercial Services, TVC Incorporated and Siecor Corporation. ClearWorks Communications also purchases supplies and software from General Instruments, Cisco Systems, and Netscape, either directly from the respective manufacturers of these products or through distributors.

      Neither the Company nor any of its subsidiaries has experienced shortages or other difficulties in obtaining components, supplies or other materials. The Company currently anticipates that components, supplies and other necessary materials will remain readily available.

      WEBSITE. The Company maintains an Internet website at http://www.clearworks.net where information can be found on the Company's services. The website provides customers with a mechanism to request additional information on services and allows customers to obtain contact information for particular services and support. The Company, however, does not earn any revenues from the operation of its website, which is informational only. Moreover, the Company's website is not a part of this Form 10-SB.

BACKGROUND

      On September 18, 1997 Millennium Integration Technologies, L.L.C. (the "LLC") was organized as a Texas limited liability company. At the time, the LLC concentrated mainly on software administration and networking integration. Shannon D. McLeroy was the founder of the LLC.

      Early in 1998, Michael T. McClere joined the management of the LLC, and on April 9, 1998 the LLC reorganized itself into Millennium Integration Technologies, Inc., a Texas corporation ("Millennium Texas").

      On April 27, 1998, Southeast Tire Recycling, Inc., a publicly traded Florida corporation with no ongoing operations that previously had been engaged in the tire recycling business, purchased the stock of Millennium Texas. As a result, Millennium Texas became a wholly owned subsidiary of Southeast Tire Recycling, Inc. The exchange of shares between Millennium Texas and Southeast was accounted for as a recapitalization of the Millennium Texas operations into the corporate shell of Southeast. At the time of this transaction, Southeast was an empty corporate shell.

      On May 12, 1998, Southeast Tire Recycling, Inc. merged with and into ClearWorks Technologies, Inc. ("ClearWorks" or the "Company"), a Delaware corporation with no stockholders, and the stockholders of Southeast Tire Recycling, Inc. became stockholders of ClearWorks. The exchange of shares between Southeast and ClearWorks was accounted for as a second recapitalization of the Millennium Texas operations into the corporate shell of ClearWorks.

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      The Company then proceeded to expand its high tech business by acquiring
InfraResources, L.L.C. ("InfraResources") through its wholly owned subsidiary, Millennium Texas, on May 26, 1998. The Company paid $40,000 cash and 80,000 shares of its restricted common stock in exchange for all the outstanding interests of InfraResources. The value recorded on the Company's books for the restricted common stock issued by the Company was determined by the Company's management to be $2.06 per share. The funding for this acquisition was derived from the Company's revenues. InfraResources is a provider of high-end consulting services with respect to integrated solutions for client/server based computing.

      On May 29, 1998, the Company acquired all the outstanding shares of Team Renaissance, Inc. ("TeamLink") in exchange for 156,250 shares of its restricted common stock. TeamLink is a provider of network computing solutions that specializes in delivering systems integration services, design services, and structured wiring solutions. The value recorded on the Company's books for the restricted common stock issued by the Company was determined by the Company's management to be $2.06 per share.

      On November 19, 1998, ClearWorks purchased all the assets of Vidatel Communications ("Vidatel"), a sole proprietorship owned by Juan "John" Diaz, which is engaged in the business of laying fiber optic and copper based cable. The Company issued Mr. Diaz 98,039 shares of its restricted common stock as consideration for the Vidatel assets. The value recorded on the Company's books for the restricted common stock issued by the Company was determined by the Company's management to be $1.53 per share. The Company incurred no liabilities in this transaction other than assuming a note payable to Planet Ford bearing interest at 13.46%, due $513.33 monthly until September 2002, in the principal amount of $18,078.

      On May 14, 1999, ClearWorks acquired all the membership interests of Archer-Mickelson Technologies, L.L.C. ("Archer"), and Archer became a wholly owned subsidiary of the Company. Archer provides a number of integration services as described above in the description of the business of ClearWorks Integration Services, Inc. As consideration for the purchase of Archer, the Company paid $50,000 and 75,000 restricted shares of its common stock. In addition, the Company agreed to pay certain note obligations of Archer in the amount of $5,547. The value recorded on the Company's books for the restricted common stock issued by the Company was determined by the Company's management to be $1.00 per share. The funding for this acquisition was derived from the Company's revenues. On June 3, 1999, Archer reorganized itself into ClearWorks Integration Services, Inc., a Texas corporation.

      On or about April 27, 1999, the Company began using the name ClearWorks.net, Inc. By that time, ClearWorks had three wholly owned subsidiaries:

      (1) ClearWorks Integration Services, Inc. (formerly Archer-Mickelson Technologies),
      (2) ClearWorks Structured Wiring, Inc. (formerly Millennium Integration Technologies, Inc.), and
      (3) ClearWorks Communications, Inc. (which has a wholly owned subsidiary called Northpointe Telecom Services, L.L.C).

      The primary reason for the use of the new name, which refers to the Internet, is that the Company utilizes Internet Protocol technology in providing Bundled Digital Services [SM] to its customers. The Company's activities also relate to the Internet because the Company's use of high-speed fiber optics cable is anticipated to aid in reducing Internet bottlenecks.

BUSINESS DEVELOPMENTS

      The Company has formed a strategic business alliance with Land Tejas Development, L.L.C., a major real estate developer in Houston, Texas. The Company is currently beginning the installation of a state-of-the-art multi-channel video, telephone and internet communications network, referred to by the Company as Bundled Digital Services [SM], in each of the Land Tejas development projects in Houston, Texas. The first development project to receive this network will be the development project Canyon Gate. The project is underway and fiber optics cable will be installed in each of the Canyon Gate communities beginning with the Canyon Gate at Northpointe subdivision in Houston, Texas. On March 26, 1999, the Company entered into a service agreement with Land Tejas Development at Northpointe, L.L.C. and the Canyon Gate at Northpointe Home Owner's Association to begin installing the Bundled Digital Services [SM] in the Northpointe subdivision. Moreover, ClearWorks Communications, Inc. has formed a wholly owned subsidiary company, Northpointe Telecom Services, L.L.C. on March 26, 1999, and it is anticipated that this company will service the

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Northpointe area. It is further anticipated that the Bundled Digital Services
[SM] will provide many benefits to the homeowners in these communities, and the Company believes its efforts will receive national attention based on the types of services delivered and the innovation associated with its delivery. The Bundled Digital Services [SM] installation at Canyon Gate communities is anticipated to be completed over a span of three years ranging through mid-year 2002.

      The Company believes that there is substantial demand from customers for bundled telecommunications services provided on a single monthly bill and with a single point of contact for all sales and services. Through its Bundled Digital Services [SM] business, the Company will provide a broad array of telecommunications services, including basic local exchange services (i.e. local telephone services or dialtone), enhanced switch services (i.e. telephone options such as call waiting, caller identification, voicemail, etc.), internet services, and video channel transmission services, aimed at addressing customers' needs. The customers of Bundled Digital Services [SM] receive video, audio and data signals transmitted by nearby television and radio broadcast stations, terrestrial microwave relay services and communications satellites. Such signals are then amplified and distributed by optical fiber to the premises of customers who pay a fee for the service. In many cases, video signals also originate and distribute local programming. The Company's multi-channel video systems generally will carry up to 1,000 digital channels. Compressed digital video technology converts on average as many as 14 analog signals (which will also be used to transmit video and voice) into a digital format and compresses such signals (which is accomplished primarily by eliminating the redundancies in television imagery) into the space normally occupied by one analog signal. The digitally compressed signal is uplinked to a satellite, which retransmits the signal to a satellite dish or to a head-end facility at the sub-division to be distributed, via optical fiber to the customer's home. At the home, a set-top video terminal converts the digital signal into analog channels that can be viewed on a normal television set.

HIGH-SPEED INTERNET ACCESS

      The use of computers, online services and the Internet has increased significantly over the last few years. The Company believes in the revenue opportunities of Internet related services and is taking advantage of these opportunities by developing and providing high-speed Internet access via its advanced network and point to point optical fiber. By using Bundled Digital Services [SM] network technology that delivers multi-channel video and telephone services, users can access the Internet at speeds up to hundreds of times faster than existing telephone modems. In particular, the Company intends to offer residential subscribers Internet services that deliver data to homes through a fiber optic backbone infrastructure at speeds up to hundreds of times faster than traditional telephone dial-up alternatives.

SERVICE AND PROGRAMMING CHARGES

      Subscribers to the Company's Bundled Digital Services [SM] generally will be charged monthly fees based on the level of service selected, Basic Bundled Services, Enhanced Bundled Services or Maximum Bundled Services. The monthly prices for various levels of services (excluding services offered on a per-channel or per-program basis) will range generally from $78 to $138 for residential customers. Other services offered include equipment rentals, usually for an additional monthly fee. Systems offering pay-per-view movies generally charge between $4 and $6 per movie, and systems offering pay-per-view events generally charge between $6 and $50, depending on the event. A one-time installation fee is generally charged for connecting subscribers to the Bundled Digital Services [SM], however, the installation fee has been waived for the residents at Canyon Gate at Northpointe.

SALES FORCE

      The Company's sales professionals are trained to provide customers with sales and customer service relating to all of the Company's services. Once a customer contracts with the Company for services, the Company assigns a single account relations representative who has the responsibility of proactively contacting the customer to confirm satisfaction with existing products and to promote new services and programs. The Company's sales force includes specialized professionals who focus on sales to commercial and residential consumers. The Company's sales staff works to gain a better understanding of the customer's operations in order to develop innovative, application-specific solutions to each customer's needs. Sales personnel locate potential business customers by several methods, including customer referral, market research, cold calling and other networking alliances.

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SIGNIFICANT CUSTOMERS

      The Company's customers include oil and gas companies, real estate developers, home builders, multiple unit developers, and individuals. Enron Corp. and Exxon Chemical Americas individually represented greater than ten percent of revenues for fiscal year 1998. Specifically, for fiscal 1998, Enron Corp. represented 20.36% of revenues and Exxon Chemical Americas represented 10.35% of revenues. It is anticipated that neither of these companies will represent 10% or more of the Company's revenues for 1999.

COMPETITION

      The Bundled Digital Services [SM] business faces strong competition with cable, telephone and internet companies. The market for customers and related products and services is intensely competitive and such competition is expected to continue to increase. There are no substantial barriers to entry in the cable television, telecommunications and internet market (see Regulations and Legislation below) and the Company believes that its ability to compete depends upon many factors within and beyond its control, including the timing and market acceptance of new solutions and enhancements to existing solutions developed by the Company and its competitors, customer service and support, sales and marketing efforts, and the ease of use, performance, price and reliability of the Company's solutions.

      The Company also competes with many internet, telecommunications and cable television companies that have longer operating histories, longer customer relationships, and substantially greater financial, management, technical development, sales, marketing, and other resources. Many nationally known companies and regional local companies across the country are involved in Internet and Intranet applications, the development and support of web sites and Internet applications, cable television, and local telephone; and the number of these companies is increasing. The companies that offer competitive products or services, include, among others, the following: web site service boutique firms; communications, telephone and telecommunication companies; computer hardware and software companies; specialized integrated communications firms; internal information technologies departments of prospective and current customers; and cable television companies. The Company represents less than 1% of the cable, telecommunications, and internet market.

      The Company believes that its principal methods of competition in attracting customers include referrals, sales and marketing efforts, establishing strategic relationships within the residential and commercial real estate markets, customer service, and the overall cost-effectiveness of the services the Company offers. The Company believes that the number of customers requiring that their telephone, video and internet be provided by a single company will increase substantially in the future. In turn, the Company will likely face increased competition, resulting in increased pricing pressures on the Company's rates which could in turn have a material, adverse effect on the Company's business, results of operations and financial condition.

RAPIDLY CHANGING INDUSTRY

      Changes in the communication services industry are driven by providers of telecommunication services that are entering, or trying to enter, new markets, both domestically and internationally. Telecommunication service providers previously offering services primarily in one segment of the communication services market, are now offering, either directly or through alliances with others, new services to complement their primary service offerings. The offering of these new complementary services, facilitated by evolving technology and by the regulatory developments is meant to meet the needs of customers who desire to have most or all of their communication requirements fulfilled by one supplier. The ability of companies, such as the Company, to be that single supplier may result in the convergence of the international and local telecommunication service markets into one global market. The Company expects that competition from others that enter the telecommunication services market, some of which have significant financial and other resources, will be intense. Due to a number of factors, including the rapidly changing nature of these markets and the advances being made in communications technology, the Company cannot predict the level of its future success, but the Company believes that it can and will compete effectively in providing its services. The Company anticipates that continued substantial capital expenditures will be required to compete effectively in the local telecommunication service markets.

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ANTICIPATED ACQUISITIONS

      Given the size and highly fragmented composition of the industry, the Company has identified the potential to carry out a market roll-up within the systems integration marketplace. Initially, the Company intends to expand its business through selective, strategic acquisitions of other companies with complementary businesses in a revenue range of $1 million to $15 million. Management believes that companies in this range of revenues may be receptive to the Company's acquisition program since often they are too small to be identified as acquisition targets of larger public companies or to independently attempt their own public offering. In particular, the Company intends to focus its acquisition strategy on candidates which have a proven record of delivering high-quality technical services and a customer base of large and mid-sized companies that could benefit from the Company's access to anticipated sources of financing and long-term growth strategy.

      Generally, acquisition candidates are introduced to the Company's management through mutual colleagues; referrals from suppliers and vendors; or companies that are seeking to be acquired present themselves to members of management. Within the next twelve months, management will continue analyzing geographic areas in which it would like to expand the business. The Company anticipates using Company Common Stock as its primary source of funding future acquisitions. The Company typically enters into stock-for-stock transactions or asset purchase agreements.

      The Company continues to seek out acquisition candidates that are identified in the manner described above. It is currently exploring acquisition possibilities on a preliminary basis with a number of possible candidates. The Company also is considering whether to pursue preliminary acquisition discussions with one company for which a previously signed acquisition letter of intent expired in June 1999.

REGULATION AND LEGISLATION

      The Company's services relating to the telecommunication industry and cable industry are regulated in the United States, some states and local governments. Regulatory approvals generally must be obtained by the Company in connection with providing telephone services and cable television. For example, in order to provide telephone services in the State of Texas, the Company applied for a service provider certificate of operating authority from the Public Utility Commission of Texas.

      The cable television industry is regulated by the FCC, some states and substantially all local governments. In addition, various legislative and regulatory proposals under consideration from time to time by the Congress and various federal agencies may in the future materially affect the cable television industry. The following discussion summarizes certain federal, state and local laws and regulations affecting cable television.

      FEDERAL LAWS. The Cable Communications Policy Act of 1984 ("1984 Cable Act"), the 1992 Cable Act and the 1996 Telecommunications Act are the principal federal statutes governing the cable industry. These statutes regulate the cable industry, among other things, with respect to: (i) cable system rates for both basic and certain non basic services; (ii) programming access and exclusivity arrangements; (iii) access to cable channels for public, educational and governmental programming; (iv) leased access terms and conditions; (v) horizontal and vertical ownership of cable systems; (vi) consumer protection and customer service requirements; (vii) franchise renewals; (viii) television broadcast signal carriage requirements and retransmission consent; (ix)technical standards; and (x) privacy of customer information.

      FEDERAL REGULATIONS. The FCC, the principal federal regulatory agency with jurisdiction over cable television, has promulgated regulations implementing the federal statutes.

      RATE REGULATION. Under federal laws, nearly all cable television systems are subject to local rate regulation of basic service pursuant to a formula established by the FCC and enforced by local franchising authorities. Additionally, the legislation required the FCC to review rates for non basic service tiers, known as "cable programming service tiers" ("CPST"), other than per-channel or per-program services, in response to complaints filed by franchising authorities; prohibited cable television systems from requiring subscribers to purchase service tiers above basic service in order to purchase premium service if the system is technically capable of doing so; required the FCC to adopt regulations to establish, on the basis of actual costs, the price for installation of cable service and rental of cable equipment; and allowed the FCC to impose restrictions on the retiering and rearrangement of basic and CPST services under certain limited circumstances. Under the 1996 Telecommunications Act, regulation of CPST rates is scheduled to terminate on

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March 31, 1999. Regulation of both basic and CPST rates also ceases for any cable system subject to "effective competition." The 1996 Telecommunications Act expanded the definition of "effective competition" to cover situations where a local telephone company or its affiliate, or any multi channel video provider using telephone company facilities, offers comparable video service by any means except DTH. Cable operators have the opportunity to make cost-of-service showings which, in some cases, may justify rates above the applicable benchmarks. The regulations also provide that future rate increases may not exceed an inflation-indexed amount, plus increases in certain costs beyond the cable operator's control, such as taxes, franchise fees and programming costs. Cost-based adjustments to these capped rates can also be made in the event a cable operator adds or deletes channels or significantly upgrades its system. In addition, new product tiers consisting of services new to the cable system can be created free of rate regulation as long as certain conditions are met, e.g., services may not be moved from existing tiers to the new product tier. The rules also require that charges for cable-related equipment (e.g., converter boxes and remote control devices) and installation be unbundled from the provision of cable service and based upon actual costs plus a reasonable profit. Local franchising authorities and/or the FCC are empowered to order a reduction of existing rates which exceed the maximum permitted level for either basic and/or CPST services and associated equipment, and refunds can be required.

      PUBLIC UTILITY COMMISSION OF TEXAS. On August 26, 1999, the Company's application to the Public Utility Commission of Texas was approved for a service provider certificate of operating authority, also referred to as a CLEC or Competitive Local Exchange.

      The Telecommunications Act of 1996 mandated that the monopoly in local exchange service be opened to competition. Incumbent providers must allow other companies to interconnect with existing phone networks and buy facilities from the owners of these networks. These steps are critical for competitors to solicit customers with the assurance that they will receive quality service. Becoming a CLEC gives the Company an instantaneous access to Southwestern Bell's dial tone, thus saving the Company potentially tens or hundreds of millions of dollars on infrastructure investments.

      There can be no assurance that appropriate regulatory approvals will continue to be obtained, or that approvals required with respect to the telephone and cable services being developed for the Bundled Digital Service [SM] market will be obtained. The enactment by Federal, state and local governments of new laws or regulations or a change in the interpretation of existing regulations could affect the market for the Company's services in a material negative manner if these laws or regulations required significant capital outlays or restrictions on the Company's business, or if the Company were otherwise not in compliance with any newly enacted regulations.

EMPLOYEES

      The Company had a total of 57 employees at August 31, 1999 in addition to independent contractors. The Company currently outsources its human resources functions for employment administration and benefits management services. None of the Company's employees is represented by a labor union with respect to his or her employment by the Company. The Company has experienced no organized work stoppages and believes its relationship with its employees is good. The Company believes that its future success will also depend to a significant extent upon its ability to attract, train and retain highly skilled technical, management, sales, marketing and consulting personnel. Competition for such personnel in the industry in the United States is intense. There can be no assurance that the Company will be successful in attracting or retaining such personnel, and the failure to attract or retain such personnel could have a material adverse effect on Company's business or results of operations.

OUTSTANDING LOAN

      On August 4, 1999 the Company borrowed $801,512 from KMA Investments at an interest rate of 12% per annum due on or before July 9, 2000, which loan is evidenced by a promissory note. If the note and all accrued interest is not paid when due, the delinquent amount automatically converts into shares of the Company's common stock at the rate of one share for each $1.375 of principal and/or interest. The Company may prepay principal and interest only after giving the holder 30 days prior notice to effect conversion. The Company intends to rely upon future debt and equity offerings to finance its operations.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS.

RESULTS OF OPERATIONS

      The following table sets forth certain operating information regarding the
Company:

                                              YEAR ENDED           YEAR ENDED
                                          DECEMBER 31, 1998    DECEMBER 31, 1997
                                          -----------------    -----------------
Revenues ..............................   $       1,090,000    $         114,000

Cost of Goods Sold ....................   $       1,054,000    $          88,000

Net Earnings (Loss) ...................   $        (252,000)   $           8,000

Net Earnings (Loss) Per Share .........   $            (.03)   $             .01

                                           SIX MONTHS ENDED    SIX MONTHS ENDED
                                            JUNE 30, 1999        JUNE 30, 1998
                                           ----------------    ----------------
Revenues ...............................   $      1,025,000    $        315,000

Cost of Goods Sold .....................   $        639,000    $        255,000

Net Income (Loss) ......................   $       (300,000)   $         (6,000)

Net Income (Loss) Per Share ............   $           (.02)                NIL

The following summary table presents comparative cash flows of the Company for the years ended December 31, 1998 and 1997:

                                             YEAR ENDED           YEAR ENDED
                                         DECEMBER 31, 1998    DECEMBER 31, 1997
                                         -----------------    -----------------
Net cash used in operating activities .. $         (90,000)   $         (40,000)

Net cash used in investing activities .. $        (236,000)   $          (2,000)

Net cash provided by financing
activities ............................. $         484,000    $          47,000

      Cash used in operating activities for fiscal 1998 was $90,000 as compared to $40,000 for fiscal 1997. The primary component of the increase in cash used in operating activities was a net loss of $252,000 recorded for fiscal 1998. This was partially offset by increases in accrued expenses and payroll and sales taxes payable. Cash used by investing activities was $236,000 in fiscal 1998 as compared to $2,000 for fiscal 1997. Capital expenditures during 1998 were the primary use of cash for investing activities. The increase in cash provided by financing activities in fiscal 1998 was primarily provided by sales of Company common stock.

      At December 31, 1998, the Company had cash balances totaling $162,000 and net working capital of $91,000.

Fiscal 1998 Compared to Fiscal 1997.

      The increase in the assets of the Company from $72,000 at December 31, 1997 to $1,190,000 (an increase of 1,553%) at December 31, 1998, resulted primarily from (1) the acquisitions of Team Renaissance, Inc. and InfraResources, L.L.C., and (2) the acquisition of the assets of Vidatel Communications in November 1998.

      The increase in the liabilities of the Company from $62,000 at December 31, 1997 to $292,000 (an increase of 371%) resulted primarily from the increase in its business operations, number of employees, and the purchase of equipment, furniture and fixtures.

      During fiscal 1998, shareholders' equity increased to $885,000 from $9,000 (an increase of 9,733%). This increase was primarily attributable to the acquisition/merger with other companies and financing activities.

      The total revenues of the Company increased from $114,000 during fiscal 1997 to $1,090,000 during fiscal 1998 (an increase of 856%), following the change of its line of business to that of a high-tech provider of voice, data and video services. As a result of the increased level of business and the increased cost of goods sold and services related to such operations, the Company's cost of goods sold increased from $88,000 during fiscal 1997 to $1,054,000 (an increase of 1,098%) during fiscal 1998; and gross profit increased to $36,000 during fiscal 1998 from $26,000 during fiscal 1997. The primary components which increased cost of goods sold from fiscal 1997 to fiscal 1998 were an increase in the number of employees performing services for customers, an increase in the amount of materials and supplies provided to customers and an increase in other manufacturing costs. A majority of these increases were a result of the acquisitions performed by the Company during the year ended December 31, 1998.

      Operating expenses increased from $16,000 in fiscal 1997 to $278,000 in fiscal 1998 (an increase of 1,638%), arising primarily from its increased level of operations and amortization of goodwill associated with its 1998 acquisitions. The Company increased its expenditures on advertising in order to expand its market and increased its employees and consultants in order to implement its business plan. Other support costs was $174,000 (an increase of 988%) over 1997 costs of $16,000. The primary components of this classification are office rent, supplies, insurance, telephone, travel and entertainment and investor relations.

      During fiscal 1998, the Company realized a net loss of $252,000 compared to net earnings of $8,000 during fiscal 1997. The primary contributing factors to the net loss for fiscal 1998 were higher than anticipated cost of goods sold coupled with an increase in operating expenses required to implement the Company's business plan.

Six Months Ended June 30, 1999, Compared To Six Months Ended June 30, 1998.

      The revenues of the Company increased from $315,000 in the first six months of 1998 to $1,025,000 (an increase of 225%) in the first six months of 1999. The increase in revenue was directly attributable to the acquisitions made by the Company during 1998 and the acquisition of Archer Mickelson Technologies, L.L.C. in May 1999. Prior to its acquisitions, the Company derived its revenue primarily from computer integration activities. With the addition of InfraResources. Team Renaissance and Archer Mickelson, the Company greatly enhanced its opportunities to increase its revenues in the area of systems integration. The addition of Vitadel in November 1998 added the component of structured wiring to its revenue source. In addition to the Company increasing its revenues via acquisitions, the Company's business activities have increased, also contributing to the increase in revenues over the 1998 period. Cost of goods sold increased from $255,000 in the first six months of 1998 to $639,000 (an increase of 151%) in the first six months of 1999. Materials and supplies increased by $235,000 as a result of the Company's becoming a value added reseller of products. The Company purchases hardware and software directly from the manufacturer and resells these products at a higher price (retail) directly to the Company's customers. Direct labor and related costs increased by $78,000 as a result of increased staffing. Other manufacturing costs, which are composed primarily of transportation related costs, increased by $50,000 due to the increase in business activity. Gross profit increased from $60,000 in the first six months of 1998 to $386,000 (an increase of 543%) in the first six months of 1999. This is a direct result of the increased business activity afforded the Company in the 1999 period.

      Selling, general and administrative expenses increased from $66,000 in the first six months of 1998 to $686,000 (an increase of 939%) in the first six months of 1999. The Company has added both sales and administrative personnel to implement its business plan of increasing sales to all of its markets and business segments, providing customer support and corporate administration. Other support costs have increased from $38,000 in the first six months of 1998 to $296,000 (an increase of 679%) in the first six months of 1999. The primary components of this classification are office rent, supplies, insurance, telephone, travel and entertainment and investor relations. As the business activity of the Company has increased dramatically over the same period last year, administrative support costs have also increased.

As part of the Company's compensation plan, the Company awarded shares of its common stock to certain employees during the first six months of 1999. The value associated with the issuance of the stock was $134,000 and has been reflected in the statements of operations as incentive compensation. When the Company records goodwill from its acquisitions, it amortizes the goodwill over a five-year period. The Company amortized $65,000 of goodwill during the first six months of 1999 compared to $16,000 during the same period in 1998.

      The Company recorded a net loss of $300,000 ($.02 per share) for the first six months of 1999 compared to a net loss of $6,000 for the same period in 1998. The increase in selling, general and administrative expenses discussed above, which are required to build the infrastructure needed to fully implement the Company's business plan, is the primary component of the net loss.

The following summary table presents comparative cash flows of the Company for the six months ended June 30, 1999 and 1998.

                                           SIX MONTHS ENDED    SIX MONTHS ENDED
                                            JUNE 30, 1999        JUNE 30, 1998
                                           ----------------    ----------------
Net cash provided by (used) in operating.. $       (534,000)   $         16,000
   Activities

Net cash used in investing activities..... $     (1,374,000)   $       (111,000)

Net cash provided by financing activities. $      1,847,000    $        164,000

      Cash used in operating activities for the six months ended June 30, 1999 was $534,000, an increase of $550,00 over the same period in 1998. The primary components of the increase were a net loss of $300,000, an increase in notes receivable of $200,000, and a decrease in accrued expenses of $154,000. Cash used by investing activities was $1,374,000, an increase of $1,263,000 over the same period in 1998. The primary component of the increase was the construction of the head-in facility at the Northpointe sub-division. Cash provided by financing activities for the six month period ended June 30, 1999, was $1,847,000 which was primarily provided by the sale of Company common stock.

CAPITAL EXPENDITURES

      The Company has incurred capital expenditures for construction of operating facilities, equipment and office furniture used in its operations and leasehold improvements for its executive offices. Capital expenditures during the year ended December 31, 1998, totaled $210,000 and for the six months ended June 30, 1999, totaled $1,215,000.

      The Company is projecting a need of approximately $3,000,000 over the next twelve months to construct communications facilities to deliver Bundled Digital Services [SM] to its current list of customers. The company is currently in negotiation or other discussion with certain financial institutions to provide the capital necessary to construct the communications facilities.

CAPITAL RESOURCES

      The Company's capital resources have been provided primarily by capital contributions from its stockholders and through an offering of its Common Stock under Rule 504 of Regulation D under the Securities Act of 1933 which realized $1,000,000 and also a private placement of its restricted common stock to a total of two entities which also realized $1,000,000. Additionally, the Company entered into a promissory note on August 4, 1999 due July 9, 2000, in the principal amount of $801,512 at an annual interest rate of twelve percent (12%). If the note and all accrued interest is not paid when due, the delinquent amount automatically converts into shares of the Company's common stock at the rate of one share for each $1.375 of principal and/or interest. The Company may prepay principal and interest only after giving the holder 30 days prior notice to effect conversion. At maturity, the holder of the note has the right to convert the principal and unpaid interest of the note into restricted Company Common Stock.

LIQUIDITY

      The ability of the Company to satisfy its obligations depends in part upon its ability to reach a profitable level of operations and securing short and long-term financing for its development of its commercial and residential products. The Company is currently in negotiations with other financial institutions to provide additional funding through a combination of debt and equity to fund its business plan. There is no assurance that short and long-term financing can be obtained to fulfill the Company's capital needs. Without the short or long-term financing, the Company will attempt to sell additional common stock to meet its current and future capital needs. If the Company is not able to obtain either short or long-term funding or funding through the sale of its common stock, the Company would have to change its business plan and fund its operations with internally generated funds from its integration, structured wiring and communications business units.

YEAR 2000 READINESS DISCLOSURE

      Many computer systems and applications currently use two-digit date fields to designate a year. Thus, as the turn-of-the-century approaches, date sensitive systems may recognize the year 2000 as 1900 or not at all. The inability to recognize or properly treat the year 2000 may cause computer systems to process critical financial and operational information incorrectly. This situation is referred to as the Year 2000 Issue.

      The Company has assessed and continues to assess the impact of the Year 2000 Issue on its computer systems, software and other equipment (collectively, the "Systems") and has initiated a program to eliminate or mitigate potential effects of the Year 2000 Issue on its operations. The Company is utilizing both internal and external resources in implementing its Year 2000 program, which consists of the following phases:

      o Assessment Phase. Structured evaluation, including a detailed inventory outlining the impact that the Year 2000 Issue may have on current operations.

      o Detailed Planning Phase. Establishment of priorities, development of specific action steps and allocation of resources to address the issues identified in the Assessment Phase.

      o Conversion Phase. Implementation of the necessary system modifications as outlined in the Detailed Planning Phase.

      o Testing Phase. Verification that the modifications implemented in the Conversion Phase will be successful in resolving the Year 2000 Issue so that all inventory items will function properly, both individually and on an integrated basis.

      o Implementation Phase. Final roll-out of fully tested components into an operational unit.

      As of October 6, 1999 the Company is in the Testing Phase so that the Company has completed approximately 90 percent of its Year 2000 remediation program. The Company anticipates that the Implementation Phase will be completed before mid-November 1999.

      Based on the Company's evaluations to date, the Company believes that its Systems are Year 2000 compliant. Based on communications with its suppliers, vendors and customers, the Company believes, but has not received written confirmation, that its suppliers, vendors and customers are Year 2000 compliant. However, there is no assurance that the Company's evaluations of Year 2000 compliance matters are correct.

      A significant source of continuing revenue for the Company comes from sales by the Company of cable television signals and access to telephone and internet services (collectively, the "Communications Products"). The Company obtains the Communications Products from third-party vendors. In the event that any Communications Products provider is not Year 2000 compliant, the Company may be materially adversely impacted because it would not be able to re-sell the affected Communications Product to customers of the Company. As a contingency in the event of such failure, the Company will attempt to obtain any affected Communications Products from other third-parties vendors. However, noncompliance by a Communications Products provider would also affect the Company's competitors and the Company would then be in competition for the acquisition of replacement Communications Products. There is no assurance that the Company would be able to obtain adequate replacement Communications Products in a timely manner or at a non-material cost.

      The Company also has considered other potential effects on its operations of non-compliant Systems, suppliers, vendors and customers. Except as described above regarding Communications Products, the Company believes that the non-compliance of any one supplier, vendor or customer would not have a material adverse impact on its operations, although such an impact may occur if several or all of its suppliers, vendors or customers are non-compliant. As a contingency, the Company has maintained paper records of information contained in its Systems regarding its suppliers, vendors and customers, and the Company intends to update these paper records after the close of business on Friday, December 31, 1999, which is the last business day prior to the turn-of-the-century. The Company believes that these records regularly contain information sufficient to allow the Company to continue its operations in the ordinary course of business without incurring material costs or delays in excess of those currently incurred in furtherance of its operations.

      As of October 6, 1999, the Company has incurred approximately $7,500 in costs related to its Year 2000 program. The Company believes that these costs are not material and, based on the Company's previous actions in connection with achieving Year 2000 compliance and with continued testing of its Systems, no material additional costs are expected to be incurred in connection with ongoing monitoring of the Year 2000 Issue. However, there can be no guarantee that the estimate of future costs will be achieved and actual results could differ materially from the estimate due to as yet unforeseen changes in circumstances.

      If the Company's analyses and attempts to mitigate potential effects of the impact of the Year 2000 Issue on its operations are erroneous or if the Testing Phase and Implementation Phase are not successfully completed in a timely manner, the Year 2000 Issue could significantly disrupt its ability to transact business with its customers and suppliers and could have a material impact on its operations. There can be no assurance that the systems of other companies with which the Company's Systems interact are compliant, or that any such non-compliance would not ultimately have an adverse effect on the Company's business or operations.

ITEM 3.  DESCRIPTION OF PROPERTY.

OFFICES

      The Company currently leases its corporate offices located at 2450 Fondren, Suite 200, Houston, Texas 77063. The lease agreement is for a four year term commencing May 1, 1999 and covers approximately 5,845 square feet. The initial monthly payments are $7,063, or $14.50 per square foot, which will increase 3.45% during the second and fourth years of the lease. The lease was amended beginning on September 1, 1999 to add an additional 3,231 square feet to the Company's corporate offices. The additional 3,231 square feet is leased on terms identical to the original lease.

      The Company also leases an office warehouse located at 5250 Gulfton, Suite 2E, Houston, Texas 77081. The lease agreement is for a three year term commencing October 1, 1998 and covers approximately 1,922 square feet. The monthly payments are fixed at $985 per month.

      The Company also leases an office in an executive suite located at 2921 North Tenaya Way, Suite 228, Las Vegas, Nevada 89128. The lease agreement is for a six month term commencing August 16, 1999 through February 15, 2000.
The monthly payments are fixed at $586.72 per month.

TRADEMARKS AND SERVICEMARKS

      The Company has filed an application with the U.S. Patent and Trademark Office to register the Company's name and logo as a registered servicemark. The filing date of the Trademark Application is May 14, 1998.

      The Company has filed an application with the U.S. Patent and Trademark Office to register the names and logos for "Bundled Digital Services" and "BDS" as registered servicemarks. The filing date of the Trademark Application is August 19, 1999.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      As of August 31, 1999 there were 16,958,159 shares of the Company's Common Stock outstanding. The following table sets forth certain information as of August 31, 1999, with respect to the beneficial ownership of the Company's Common Stock by each director, by all executive officers and directors as a group, and by each other person known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock:



NAME AND ADDRESS OF                NUMBER OF SHARES          PERCENTAGE OF
BENEFICIAL OWNER                 BENEFICIALLY  OWNED(1)    SHARES OUTSTANDING
----------------                 ----------------------    ------------------

Michael T. McClere                    2,061,199 (2)             11.5%
2450 Fondren, Suite 200
Houston, Texas  77063

Howard Andrews                        -0-                       -0-%
2450 Fondren, Suite 200
Houston, Texas  77063

Shannon D. McLeroy                    2,375,000 (3)             13.5%
2450 Fondren, Suite 200
Houston, Texas  77063

Carl A. Chase                         -0-                       -0-%
2450 Fondren, Suite 200
Houston, Texas  77063

All Executive Officers and Directors
as a group  (four persons)            4,436,199 (2)(3)           24%

Tech Technologies Services LLC
2450 Fondren, Suite 205
Houston, Texas 77063                  1,980,000 (4)             11.4%

______________
(1) "Beneficial ownership" is defined in the regulations promulgated by the U.S. Securities and Exchange Commission as having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.
(2) Includes Class A warrants to purchase 210,000 shares of Common Stock of the Company held by Mr. McClere and Class A warrants to purchase 250,000 shares of Common Stock held by the Rachel McClere 1998 Trust and the McClere Family Trust. The Class A warrants are immediately exercisable at an exercise price of $3.00 per share until the warrants expire on April 24, 2003. Also includes Class B warrants to purchase 210,000 shares of Common Stock of the Company held by Mr. McClere and Class B warrants to purchase 250,000 shares of Common Stock held by the Rachel McClere 1998 Trust and the McClere Family Trust. The Class B warrants are immediately exercisable at an exercise price of $6.00 per share until the warrants expire on April 24, 2008.
(3) Includes immediately exercisable Class A warrants to purchase 300,000 shares of the Common Stock of the Company at an exercise price of $3.00 per share until the warrants expire on April 24, 2003. Also includes immediately exercisable Class B warrants to purchase 300,000 shares of the Common Stock of the Company at an exercise price of $6.00 per share until the warrants expire on April 24, 2008.
 (4) Includes immediately exercisable Class A warrants to purchase 240,000 shares of Common Stock of the Company at an exercise price of $3.00 per share until the warrants expire on April 24, 2003. Also includes immediately exercisable Class B warrants to purchase 240,000 shares of Common Stock of the Company at an exercise price of $6.00 per share until the warrants expire on April 24, 2008.

WARRANTS

      As part of the original transaction in which the outstanding stock of Millennium Integration Technologies, Inc. was purchased by Southeast Tire Recycling, Inc., a Stock Warrant Plan dated April 24, 1998 was executed by the former management of Southeast Tire Recycling, Inc. The Stock Warrant Plan was executed in conjunction with the Agreement for Purchase of Common Stock dated April 1, 1998 and Addendum to Agreement for Purchase of Common Stock dated April 24, 1998. In the Addendum to Agreement for Purchase of Common Stock, the management of Southeast Tire Recycling, Inc. agreed to issue warrants to each of the sellers of stock named below:

      NAME:                          WARRANT CLASS           AMOUNT
      -----                          -------------           ------
      Shannon D. McLeroy                  A                 300,000
                                          B                 300,000

      Michael T. McClere                  A                 210,000
                                          B                 210,000

      Tech Technologies Services LLC*     A                 240,000
                                          B                 240,000

      Rachel McClere 1998 Trust           A                  50,000
                                          B                  50,000

      McClere Family Trust                A                 200,000
                                          B                 200,000

---------------------------

* Celia Figueroa is the General Manager of Tech Technologies Services LLC and therefore may be considered a beneficial owner of the warrants held in the name of Tech Technologies Services LLC. At the time of the transaction described above, Ms. Figueroa was Secretary and General Counsel of the Company.

      For a description of the Class A and Class B warrants, see "Item 8. Description of Securities - Warrants".

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

      The Company's directors, executive officers and their ages are as follows:

NAME                    AGE   POSITION WITH THE COMPANY           DIRECTOR SINCE
----                    ---   -------------------------           --------------
Michael T. McClere      39    Chairman of the Board and             March 1998
                                Chief Executive Officer
Howard Andrews          38    Director                              May 1998
Shannon D. McLeroy      33    President and Secretary                   --
Carl A. Chase           50    Chief Financial Officer and Treasurer     --

      There is no family relationship between or among the above directors and officers.

      The Company's success will depend largely on the efforts and abilities of the Company's senior management. In particular, the Company is dependent upon Michael T. McClere, Chief Executive Officer, and Shannon D. McLeroy, President. The loss of services of either of these members of senior management could have a substantial adverse effect on the Company.

      MICHAEL T. MCCLERE-- Mr. McClere is the Chairman of the Board, Chief Executive Officer and a Director of the Company. Prior to joining the Company, Mr. McClere had been involved in several businesses in the information technology (IT) area, serving on the board of directors and as chief executive officer. Mr. McClere has been involved in the purchasing of numerous businesses, as well as selling businesses that he had assisted in the development. Mr. McClere's business background includes all aspects of the development and implementation of information technology businesses. Mr. McClere has also assisted in the development and implementation of major technology deployments for NASA in various space centers throughout the world. As a consultant on information systems, Mr. McClere assisted Lockheed Engineering & Sciences Company from May 1988 to October 1990, SAE, Inc. from May 1984 to May 1988, and Baker Hughes from May 1979 to May 1984. Mr. McClere has over seventeen (17) years experience in the information technology field. He has received a BS in Computer Science from The University of Houston-University Park.

      Mr. McClere is not a director of any other entity that has securities registered under the Securities Exchange Act of 1934, as amended.

      HOWARD ANDREWS--Mr. Andrews, a Director of the Company, is a co-founder and developer of RBL, Ltd., which is the managing member of Royal Bancshares Limited, LLC., an offshore bank holding company. Mr. Andrews is also co-founder of an offshore bank in St. Vincent, W.I. Within the scope of business he has helped lead companies in their expansions through acquisitions and mergers both domestically and internationally. Mr. Andrews has presided, and currently presides, as a director on numerous corporate boards. Mr. Andrews served as CEO and Chairman for four (4) corporations. Mr. Andrews has been responsible for overseeing the development of corporate strategies for marketing locally and nationally, as well as, training and control measures. He has experience in many facets of industry including retail and wholesale development of clients, training, public speaking, product development, sales management, executive management, public and private capital underwriting, investor relations director, and corporate consultant. He was

President and Principal Compliance Officer until March 1992 of Andrews, Hentges & Associates, Inc., a Broker/Dealer with management of assets in excess of $200 million and 93 registered brokers in 17 states. During his direction he was instrumental in building the 2nd largest Broker/Dealer domiciled in the State of Oklahoma.

      Since 1992, Mr. Andrews has concentrated his efforts in the development of various project ventures by working in association with management groups, merchant banking firms, banks, and developed funding sources in both the private and public sector, including RBL, Ltd., AMAC, Royal Bancshares Limited, LLC, and ACB Mortgage Fund.

      Mr. Andrews is not a director of any other entity that has securities registered under the Securities Exchange Act of 1934, as amended.

      SHANNON D. MCLEROY--Mr. McLeroy serves as the President and Secretary of the Company. Mr. McLeroy has been in the systems integration business for over ten (10) years. He has worked beginning as a technician and has progressed through various stages of management. Mr. McLeroy has managed teams of engineers to deploy technical computer services with the last three companies with which he has worked. Mr. McLeroy was solely responsible for managing and putting together a team of computer professionals to run a major portion of Exxon USA's network. This network was responsible for delivering key financial and business data to enable Exxon to perform its business.

      CARL A. CHASE--Mr. Chase is the Chief Financial Officer and the Treasurer of the Company. Mr. Chase is responsible for managing the finance, accounting, tax, treasury and risk management functions of the Company. Prior to joining the Company, Mr. Chase was Vice President-Finance and Chief Financial Officer of Bannon Energy Incorporated, a privately owned energy company involved in the exploration for and production of oil, natural gas and natural gas liquids from December 1992 to August 1999. At Bannon, Mr. Chase was responsible for the financial and administrative functions including financial reporting, investor relations, liaison with financial institutions, financing for capital programs, product price hedging and risk management. Mr. Chase has twenty-four (24) years experience in the areas of finance, accounting and administration, primarily in the oil and gas industry. He has held various positions with both major and independent oil and gas companies. In those positions, Mr. Chase was responsible for SEC reporting and compliance, obtaining financing for capital programs, mergers and acquisitions, budgeting and forecasting and policies, procedures and internal controls. Mr. Chase received a Bachelor of Accountancy degree from the University of Oklahoma in 1975.

ITEM 6.  EXECUTIVE COMPENSATION.

      No executive officer or director of the Company received compensation in excess of $100,000 during its fiscal year ended December 31, 1998. Michael T. McClere, the Chief Executive Officer of the Company, presently receives a salary of $150,000 per year; Shannon D. McLeroy, the President of the Company, presently receives a salary of $125,000 per year; and Carl A. Chase, Chief Financial Officer of the Company, presently receives a salary of $108,000 per year.

      The Company does not presently have any pension plan, profit sharing plan, or similar plans for the benefit of its officers, directors or employees. However, the Company reserves the right to establish any such plans in the future.

      On May 12, 1999, the Board of Directors adopted the Company's Stock Option Plan (the "Plan"), which provides for the granting to officers and key employees of the Company options to acquire stock in the Company. Such Plan is intended to qualify as "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), and certain other options to purchase shares of Common Stock which are not intended to receive special income tax treatment under the Code. Adoption and approval of the Plan by the stockholders is pending. Subject to approval by the shareholders of the Company, the Board reserved for issuance upon the exercise of stock options granted pursuant to the Plan 10,000,000 shares of Common Stock. Shannon D. McLeroy and Michael

T. McClere were appointed to act as the members of the Stock Option Committee of the Board of Directors (the "Stock Option Committee") for the purpose of administering the Plan and, commencing on the date of adoption by the Board of the Plan and until otherwise provided by resolution of the Board of Directors and subject to the approval by the shareholders of the Company of the Plan, such Stock Option Committee shall have all the powers and exercise all the duties conferred upon it by the Plan. As of June 30, 1999, there were 291,000 incentive stock options issued to purchase Company Common Stock at exercise prices ranging from $1.50 to $2.00 per share.

      Directors of the Company who do not serve as officers thereof are not currently compensated by the Company for meeting attendance or otherwise, but are entitled to reimbursement for their travel expenses. The Company does not pay additional amounts for committee participation or special assignments of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      During the fiscal 1997, the Company borrowed $22,000 from Michael T. McClere with a note due November 13, 1998; and borrowed an additional $30,000 with a note due March 31, 1999. These notes have been repaid during fiscal 1999. During fiscal 1999, the Company made advances to Michael McClere in the aggregate amount of $52,000. Mr. McClere has advised that the Company that he believes that substantially all of this amount will be covered by actual expenses previously incurred by Mr. McClere on behalf of the Company.

      In connection with the transaction between Millennium Integration Technologies, Inc. ("Millennium") and Southeast Tire Recycling, Inc., during fiscal 1998 the Company issued 1,312,500 shares of its common stock to Michael
T. McClere and 1,875,000 shares of its common stock to Shannon D. McLeroy, the principal stockholders of Millennium; and the Company also agreed to issue warrants to purchase 920,000 shares of stock to Mr. McClere and his affiliates, warrants to purchase 600,000 shares of stock to Mr. McLeroy and warrants to purchase 480,000 shares of stock to Tech Technologies Services LLC. The General Manager of Tech Technologies is Celia Figueroa who was, at the time of this transaction, the General Counsel and Secretary of the Company. One-half of the warrants received by each of Tech Technologies, Mr. McClere, and Mr. McLeroy and his affiliates were Class A warrants and one-half were Class B warrants. For a description of the Class A and Class B warrants, see "Item 8. Description Of Securities - Warrants". See also, "Security Ownership of Certain Beneficial Owners and Management - Warrants"

ITEM 8.  DESCRIPTION OF SECURITIES.

      The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value. At August 31, 1999, there were 16,958,159 shares of Common Stock issued and outstanding.

      There were 12,879 stockholders of record of the Common Stock of the Company as of August 31, 1999.

      The Company is authorized to issue 5,000,000 shares of Preferred Stock, $.001 par value. At August 31, 1999, there are no shares of Preferred Stock issued and outstanding.

COMMON STOCK

      Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors, out of funds legally available, without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed for purposes of the election of directors. Thus, the holders of more than 50% of the shares voting for directors can elect all directors. The holders of the Common Stock of the Company have no preemptive rights to purchase new issues of the securities of the Company. There are no redemption or conversion features attached to the Common Stock.

      At the present time, the Company does not intend to pay any dividends on its Common Stock.

      Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of debts.

WARRANTS

      As of August 31, 1999, there were outstanding Class A warrants to purchase 1,000,000 shares of Common Stock and Class B warrants to purchase 1,000,000 shares of Common Stock. The exercise prices of the Class A and Class B warrants range from $3.00 to $6.00 per share.

      Class A Warrants provide for an exercise price of $3.00 per common share and shall expire five years from the date of issuance. Each Class A Warrant provides that it shall be cancellable at the sole discretion of the Company on or before 30 days after written notice upon payment of a cancellation price of $1.00 per share. Each such Class A Warrant is subject to the terms, conditions and provisions of the Stock Warrant Plan.

      Class B Warrants provide for an exercise price of $6.00 per common share and shall expire 10 years from the date of issuance. Each Class B Warrant provides that it shall be cancellable at the sole discretion of the Company on or before 30 days after written notice upon payment of a cancellation price of $1.20 per share. Each such Class B Warrant is subject to the terms, conditions and provisions of the Stock Warrant Plan.

DELAWARE CORPORATE LAW AND CERTAIN BY-LAW PROVISIONS

            The Company is a Delaware corporation, and may become subject to the anti-takeover provisions of the Delaware General Corporation Law (the "Delaware Law"). In general, Delaware Law prevents take-over offers to acquire equity securities of a Delaware corporation if the offeror would become a beneficial owner of more than 20% of any class of outstanding equity securities, and other similar provisions, subject to certain exceptions such as the written approval of the board of directors. The existence of these provisions would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

            Article II, Section 5 of the Company's By-Laws provides that only the Company's President, Secretary, a majority of the members of the Company's Board of Directors or at the written request of the holders of at least 50% of the outstanding voting power may call a special meeting of stockholders. These provisions of the By-Laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions also may have the effect of preventing changes in the management of the Company.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Common Stock of the Company is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016; telephone 1 (800) 456-0596.

REPORTS TO STOCKHOLDERS

      The Company will furnish its shareholders with annual reports containing the financial statements of the Company examined by independent certified public accountants. The Company presently intends to issue unaudited quarterly reports and may distribute other reports to the stockholders as it deems appropriate.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

GENERAL

      The Common Stock of the Company is traded on the Electronic Bulletin Board over-the-counter market, and is quoted under the symbol CLWK.

MARKET PRICE

      When the trading price of the Company's Common Stock is below $5.00 per share, the Common Stock is considered to be a "penny stock" that is subject to rules promulgated by the Securities and Exchange Commission (Rules 15g-1 through 15g-9) under the Securities Exchange Act of 1934. These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the Commission's standardized risk disclosure document; (b) providing to customers current bid and offers; (c) disclosing to customers the brokers-dealer and sales representatives compensation; and (d) providing to customers monthly account statements.

      The following table sets forth the range of high and low closing bid prices per share of the Common Stock of the Company as reported by National Quotation Bureau, L.L.C. for the periods indicated. The quotations set forth in the table reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

        YEAR ENDED DECEMBER 31, 1998    HIGH BID(1)    LOW BID(1)
        ----------------------------    -----------    ----------
                     1st Quarter....        $0.5625        $0.375

                     2nd Quarter....        $3.625         $0.5625

                     3rd Quarter....        $3.3125        $1.03125

                     4th Quarter....        $2.15625       $0.3125

        YEAR ENDING DECEMBER 31, 1999
        -----------------------------

                     1st Quarter......      $1.25          $0.4375

                     2nd Quarter......      $3.875         $1.05

                     3rd Quarter......      $7.9844        $2.00

      _______________
      (1) The Company is unaware of the factors which resulted in the significant fluctuations in the prices per share during the periods being presented, although it is aware that there is a thin market for the Common Stock, that there are frequently few shares being traded and that any sales activity significantly impacts the market.

      The closing bid and ask prices of the Common Stock of the Company on October 18, 1999, were $2.875 and $3.00, respectively.

DIVIDENDS

      The Company has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company intends to apply its earnings, if any, in expanding its operations and related activities.

      The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, the Company's financial condition and other factors deemed relevant to the Board of Directors. In addition, the Company's ability to pay dividends may become limited under future loan agreements of the Company which may restrict or prohibit the payment of dividends.

ITEM 2.  LEGAL PROCEEDINGS.

      The Company is subject to legal proceedings and claims which arise in the ordinary course of business. The Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's financial condition or results of operations.

      The Company is currently a defendant and counter-plaintiff in MICHAEL CALLIHAN AND LINDA CALLIHAN VS. CLEARWORKS TECHNOLOGIES, INC.; 80th Judicial District Court of Harris County, Texas; Cause No. 98-39147. Suit was filed August 29, 1998 alleging causes of action based on fraud. The facts underlying the lawsuit are as follows: On or about May 21, 1998, the principal shareholder of Team Renaissance, Inc. entered into a merger agreement with the Company. Shortly thereafter, the principal shareholder, Michael Callihan, requested that the Company pay in full certain promissory notes in which Callihan was the payee. Such promissory notes were neither disclosed in the merger agreement nor attached to the merger agreement as exhibits. A dispute arose between the Company and Callihan regarding the validity of such promissory notes. Additionally, a dispute arose regarding certain credit card accounts held in the name of Callihan which Callihan claims are the obligation of the Company and the Company claims are the personal debt of the Callihans. Lastly, a dispute arose whether Callihan voluntarily quit his employment with the Company, as alleged by the Company, or whether Callihan was constructively discharged, as alleged by Callihan.

      This suit is an uninsured claim in the amount of approximately $250,000 and an Answer and Counterclaim was filed on behalf of the Company on September 4, 1998 denying the claim, and presenting the Company's causes of action against Michael and Linda Callihan which include but are not limited to fraud, negligent misrepresentation, indemnification, breach of contract, breach of fiduciary duty, and equitable entitlement to injunctive relief. Management is vigorously contesting these claims by Michael and Linda Callihan on the basis they are without merit, and the Company is vigorously pursuing its claims against the Callihans. This lawsuit is currently in the discovery phase.

      The Company is currently a defendant in the following interpleader action in which it takes no position with respect to ownership of stock currently held in the registry of the court: CAUSE NO. 98-34190; MARTIN R. NATHAN VS. CLEARWORKS.NET, INC., JAMES W. WALTERS, JAMES STANFORD LIFSEY, JANET W. LIFSEY,
J. LIFSEY, LOYCE RODGERS, EARL STOVER, DEBRA SMITH, RONALD L. HAWKINS, SOUTHEAST TIRE TRUST, TIM PENNINGTON; In the 269th Judicial District Court of Harris County, Texas. The lawsuit was filed on July 20, 1998, The facts underlying this lawsuit are as follows: At the time Company merged with Southeast Tire Recycling, Inc., the management of Southeast Tire represented that Southeast Tire was a debt free organization. After the transaction, it was discovered that Southeast Tire was not debt free and had some outstanding debt. In order to pay the debt, the management of Southeast Tire and the shareholders of Southeast Tire agreed to deposit a certain number of shares that they received as compensation in the merger into an escrow account, which was specifically established to pay the Southeast Tire debt. A total of 86,366 shares of Company Common Stock was deposited into the escrow account. Thomas Abate was named as escrow agent. Thomas Abate resigned, without prior notice, and delivered all stock to the Company. The Company and the prior management of Southeast Tire failed to agree on an independent third party as a new escrow agent. As a result, the escrow shares were deposited into the registry of the court.

      A third party, Tim Pennington has filed a cross claim against the Company and James Walters (former CEO of Southeast Tire) for shares of the Company's Common Stock. Mr. Pennington claims that he had an employment agreement with Southeast Tire and was issued stock in Southeast Tire. The former management of Southeast Tire cancelled the stock certificate issued to Pennington due to lack of consideration as asserted by Mr. Walters. Mr.

Pennington's claim is vigorously contested by the former management of Southeast Tire. The court has ordered mediation in this matter and the parties are currently attempting to schedule same.

      Also, the Company is currently a defendant in CAUSE NO. 1999-15281; ROBERT HORN VS. CLEARWORKS TECHNOLOGIES, INC.; IN THE 333 JUDICIAL DISTRICT COURT OF HARRIS COUNTY, TEXAS. Suit was filed March 25, 1999 alleging causes of action based on breach of contract in the amount of approximately $200,000.00. The facts underlying this lawsuit are as follows: Robert Horn entered into an Employment Agreement with the Company effective April 1, 1998. The Employment Agreement contained a condition precedent which stated: "The completion and subsequent release of escrow money associated with the initial 504 offering of the Company's securities on or before May 1, 1998, is a condition precedent to the obligation of any party hereunder." The condition precedent was not met since the Company did not have a 504 offering prior to May 1, 1998. On July 1, 1999, Mr. Horn tendered his notice of resignation effective July 31, 1998. On March 25, 1999, Mr. Horn filed a lawsuit claiming that the Company had terminated Mr. Horn's employment without cause. An Answer was filed on April 16, 1999 wherein the Company denied the claim and asserted its affirmative defenses. Management is vigorously contesting these claims by Robert Horn on the basis they are without merit.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

      During the period from April 1, 1998 through September 20, 1999, the Company issued shares of its common stock in the transactions described below which were not registered under the Securities Act of 1933, as amended (the "1933 Act"). These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act. The individuals/entities receiving the shares are sophisticated investors who were knowledgeable about the Company's operations and financial condition at the time of receipt of the shares and were able to evaluate the risks and merits of receipt of the shares, and, in the case of the persons receiving stock for services, each of them agreed to accept the shares as compensation for the designated portions of the services they had performed. These transactions included the following:

            (a) The separate issuances to 17 persons or entities, none of whom was a director or executive officer, of an aggregate of 3,430,510 shares as compensation for services performed on behalf of the Company. The total amount owed by the Company for these services was $ 498,000.

            (b) Issuance of an aggregate of 409,289 shares in connection with the acquisitions described under "Part I. Item 1. - Acquisitions".

            (c) Issuances of 500,000 shares each to two entities, neither of which is affiliated with a director or executive officer of the Company, for cash consideration of $500,000 each or an aggregate of $1,000,000.

            (d) Issuance of 272,550 shares as payment of $23,700 outstanding principal and $3,555 accrued interest on a promissory note held by KMA Investments.

            (e) The issuance of a $801,512 convertible note to KMA Investments. All principal and accrued and unpaid interest on this note is convertible into shares of the Company's common stock at the rate of one share of common stock for every $1.375 of principal or accrued interest converted.

During the period from November 30, 1998 through April 6, 1999, the Company offered and sold 3,105,000 shares of the Company's Common Stock for an aggregate of $1,000,000, including $981,250 in cash and $18,750 of services provided to the Company, at prices ranging from $.25 per share to $1.50 per share. These shares were issued in accordance with the transactional exemption from registration afforded by Rule 504 of Regulation D, as promulgated under Section 3(b) of the Act. The proceeds were used by the Company for working capital, marketing, recruitment of engineers, sales and administrative staff expansion, and acquisitions.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The provisions of the General Corporation Law of Delaware provide for the indemnification of the directors and officers of the Company. These provisions generally permit indemnification of directors and officers against certain costs, liabilities and expenses of any threatened, pending or completed action, suit or proceeding that any such person may incur by reason of serving in such positions if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such persona had been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Any determination that indemnification of a director or an officer, unless ordered by the court, must be made by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or by a committee of such directors designated by majority vote of such directors even though less than a quorum; or if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or by the stockholders.

      The Eleventh Article of the Articles of Incorporation of the Company provides that the Company shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

      Section 6.10 of the Bylaws of the Company provides that the Company shall indemnify all of its officers and directors, past, present and future, against any and all expenses incurred by them, including but not limited to legal fees, judgments and penalties which may be incurred, rendered or levied in any legal action brought against any or all of them for or on account of any act or omission alleged to have been committed while acting within the scope of their duties as officers or directors of the Company.

                             MASTER TABLE OF CONTENTS
                                       FOR
                               FINANCIAL STATEMENTS
                                       AND
                               FINANCIAL SCHEDULES



CLEARWORKS.NET, INC.    CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 AND 1997

CLEARWORKS.NET, INC.    CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 1999 AND 1998 (UNAUDITED)

CLEARWORKS.NET, INC.    PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998 (UNAUDITED)

CLEARWORKS.NET, INC.    PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                        JUNE 30, 1999 (UNAUDITED)

INFRARESOURCES, LLC     FINANCIAL STATEMENTS
                        DECEMBER 31, 1997

INFRARESOURCES, LLC     FINANCIAL STATEMENTS
                        DECEMBER 31, 1996

INFRARESOURCES, LLC     FINANCIAL STATEMENTS
                        APRIL 30, 1998 AND 1997 (UNAUDITED)

TEAM                    FINANCIAL STATEMENTS
RENAISSANCE, INC.       DECEMBER 31, 1997

TEAM                    FINANCIAL STATEMENTS
RENAISSANCE, INC.       DECEMBER 31, 1996 (UNAUDITED)

TEAM                    FINANCIAL STATEMENTS
RENAISSANCE, INC.       APRIL 30, 1998 AND 1997 (UNAUDITED)

VIDATEL                 FINANCIAL STATEMENTS
COMMUNICATIONS          DECEMBER 31, 1997

VIDATEL                 FINANCIAL STATEMENTS
COMMUNICATIONS          OCTOBER 31, 1998 AND 1997 (UNAUDITED)

ARCHER MICKELSON        FINANCIAL STATEMENTS
TECHNOLOGIES, LLC       DECEMBER 31, 1998

ARCHER MICKELSON        FINANCIAL STATEMENTS
TECHNOLOGIES, LLC       DECEMBER 31, 1997

ARCHER MICKELSON        FINANCIAL STATEMENTS
TECHNOLOGIES, LLC       APRIL 30, 1999 AND 1998 (UNAUDITED)

--------------------------------------------------------------------------------

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1998 AND 1997

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                          ------

Independent Accountant's Report...........................................   1

Consolidated Balance Sheets...............................................   2

Consolidated Statements of Operations.....................................   3

Consolidated Statements of Changes in Stockholders' Equity................   4

Consolidated Statements of Cash Flows.....................................   5

Notes to the Consolidated Financial Statements............................   6

                         INDEPENDENT ACCOUNTANT'S REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF CLEARWORKS.NET, INC.:

We have audited the accompanying consolidated balance sheets of ClearWorks.net, Inc. and Subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998 and the period from September 18, 1997 (date of inception) to December 31, 1997. These financial statements are the responsibility of ClearWorks.net, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ClearWorks.net, Inc. and Subsidiary as of December 31, 1998 and 1997 and the results of their operations, shareholders' equity, and their cash flows for the year ended December 31, 1998 and the period ended December 31, 1997 are in conformity with generally accepted accounting principles.

MCMANUS & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
MORRIS PLAINS, NEW JERSEY

May 18, 1999

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the inclusion in this Form 10SB Registration Statement of our report dated May 18, 1999 on our audit of the financial statements of Clearworks.net, Inc. and Subsidiary. We also consent to the reference to our firm under the caption "Experts".

McManus & Co., P.C.
Certified Public Accountants
Morris Plains, New Jersey

--------------------------------------------------------------------------------

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------

                                     ASSETS

                                                                                                     DECEMBER 31,
                                                                                                 1998           1997
                                                                                             -----------     -----------
CURRENT ASSETS:
  Cash and Cash Equivalents (Note 1) ....................................................    $   161,957     $     4,184
  Accounts Receivable - net (Note 2) ....................................................        200,867          62,260
  Deferred Advertising Costs (Note 1) ...................................................          5,208               0
  Other Receivable ......................................................................          2,712               0
  Inventories (Note 1) ..................................................................         12,000               0
                                                                                             -----------     -----------
    Total Current Assets ................................................................        382,744          66,444

PROPERTY AND EQUIPMENT (NOTE 1):
  Transportation Equipment ..............................................................         26,245               0
  Operating Equipment ...................................................................        234,719           1,616
  Furniture & Fixtures ..................................................................          5,663             587
  Less: Accumulated Depreciation ........................................................        (13,240)            (59)
                                                                                             -----------     -----------
    Total Property and Equipment ........................................................        253,387           2,144

OTHER  ASSETS:
  Security Deposits .....................................................................              0           1,746
  Goodwill (Notes 1 & 7) ................................................................        622,797               0
  Intangible Assets (Note 7) ............................................................              0           1,161
  Less: Accumulated Amortization ........................................................        (70,569)            (58)
  Other Assets ..........................................................................          2,046             300
                                                                                             -----------     -----------
    Total Other Assets ..................................................................        554,274           3,149

                                                                                             -----------     -----------
  TOTAL ASSETS ..........................................................................    $ 1,190,405     $    71,737
                                                                                             ===========     ===========

                                                     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts Payable ......................................................................    $    19,759     $     4,486
  Accrued Expenses ......................................................................        146,117           2,934
  Notes Payable (Note 4) ................................................................         55,965          45,700
  Deferred Revenues .....................................................................              0           4,200
  Payroll Taxes Payable .................................................................         57,107           5,079
  Sales Taxes Payable ...................................................................         12,751               0
                                                                                             -----------     -----------
    Total Current Liabilities ...........................................................        291,699          62,399

LONG - TERM LIABILITIES:
    Notes Payable - net of current portion (Note 4) .....................................         14,113               0
                                                                                             -----------     -----------
  Total Long - Term Liabilities .........................................................         14,113               0

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 13)

SHAREHOLDERS' EQUITY:
  Preferred  Stock - $.001  par  value
    Authorized at 1998 and 1997
    5,000,000 and 5,000,000 shares, respectively ........................................              0               0
  Common Stock - $.001 and $.001 par value
    at 1998 and 1997, respectively
    Authorized at 1998 and 1997
    50,000,000 and 50,000,000 shares,
    respectively Issued and Outstanding
    at 1998 and 1997
    11,460,249 and 6,250,000, respectively ..............................................         11,460           6,250
  Paid in Capital .......................................................................      1,152,631          (5,250)
  Retained Earnings / (Deficit) .........................................................       (279,498)          8,338
                                                                                             -----------     -----------
    Total Shareholders' Equity ..........................................................        884,593           9,338

                                                                                             -----------     -----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............................................    $ 1,190,405     $    71,737
                                                                                             ===========     ===========

See accompanying notes to the financial statements.

-------------------------------------------------------------------------------

                     CLEARWORKS.NET, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS

-------------------------------------------------------------------------------

                                                    FOR THE PERIODS ENDED DECEMBER 31,
                                                         1998                 1997
                                                    ---------------     ---------------
NET  SALES
   Integration  Services .......................    $       486,331     $       113,520
   Network  Cabling  and  Wiring ...............            555,550                   0
   Software  Administration ....................             48,334                   0
                                                    ---------------     ---------------
     Total  Revenues ...........................          1,090,215             113,520

COST  OF  GOODS  SOLD
   Materials  and  Supplies ....................             50,145                   0
   Direct  Labor  and  Related  Costs ..........            975,019              88,018
   Depreciation  and  Amortization .............             13,169                   0
   Other  Manufacturing  Costs .................             15,783                   0
                                                    ---------------     ---------------
     Total  Cost  of  Goods  Sold ..............          1,054,116              88,018
                                                    ---------------     ---------------

GROSS  PROFIT ..................................             36,099              25,502
                                                    ---------------     ---------------

OPERATING  EXPENSES
   Salaries  and  Related  Costs ...............             12,235                   0
   Advertising  and  Promotion .................             21,421                   0
   Depreciation  and  Amortization .............             70,523                 117
   Other  Support  Costs .......................            174,176              16,116
                                                    ---------------     ---------------
     Total  Operating  Expenses ................            278,355              16,233

                                                    ---------------     ---------------
EARNINGS / (LOSS)  FROM  OPERATIONS  BEFORE
   OTHER  EXPENSES  AND  INCOME  TAXES .........           (242,256)              9,269

OTHER  EXPENSES
   Interest  Expense ...........................            (10,060)               (931)
                                                    ---------------     ---------------
     Total  Other  Expenses ....................            (10,060)               (931)

                                                    ---------------     ---------------
EARNINGS / (LOSS) BEFORE  INCOME  TAXES ........           (252,316)              8,338

   Provision  For  Income  Taxes ...............                  0                   0

                                                    ---------------     ---------------
NET  EARNINGS / (LOSS) .........................    $      (252,316)    $         8,338
                                                    ===============     ===============

   Earnings  Per  Share:
     Basic (Notes 1 & 11) ......................    $         (0.03)    $           NIL
     Diluted (Notes 1 & 11) ....................    $         (0.03)    $           NIL

See accompanying notes to the financial statements.

--------------------------------------------------------------------------------

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------

                                                                                         ADDITIONAL     RETAINED         TOTAL
SEPTEMBER 18, 1997 (DATE OF INCEPTION)            COMMON         COMMON      PREFERRED     PAID IN      EARNINGS/    SHAREHOLDERS'
TO DECEMBER 31, 1998                           STOCK (SHARES)     STOCK        STOCK       CAPITAL      (DEFICIT)       EQUITY
--------------------------------------------- ---------------  -----------  -----------  -----------  ------------  ---------------
September 18, 1997 (Date of Inception) ......               0  $         0  $         0  $         0  $          0  $             0
                                              ---------------  -----------  -----------  -----------  ------------  ---------------

Issuance of Common Stock as Restated
  for Recapitalization ......................       6,250,000        6,250            0       (5,250)            0            1,000

Net Income as of December 31, 1997 ..........                                                                8,338            8,338
                                              ---------------  -----------  -----------  -----------  ------------  ---------------

Total Shareholders' Equity
As Of December 31, 1997 .....................       6,250,000        6,250            0       (5,250)        8,338            9,338

Conversion From LLC to C-Corp ...............               0            0            0       35,520       (35,520)               0

Stock Issued for Merger With
  Southeast Tire Recycling, Inc. (April) ....       1,543,960        1,544            0       (1,544)            0                0

Stock Issued for Acquisitions
  Team Renaissance (May) ....................         156,250          156            0      321,758             0          321,914
  InfraResources (May) ......................          80,000           80            0      164,720             0          164,800

Conversion of Notes Payable (October) .......         272,550          273            0       26,982             0           27,255

Common Shares Issued For
  Syndication Costs (October) ...............       2,477,000        2,477            0       (2,477)            0                0

Stock Issued for Services Rendered (November)          50,000           50            0        6,200             0            6,250

Stock Issued for Acquisition of
   Assets from Vidatel (November) ...........          98,039           98            0      149,902             0          150,000

New Stock Issued for Cash ...................         532,450          532            0      456,820             0          457,352

Net Loss 1998 ...............................                                                             (252,316)        (252,316)
                                              ---------------  -----------  -----------  -----------  ------------  ---------------

Total Shareholders' Equity
As Of December 31, 1998 .....................      11,460,249  $    11,460  $         0  $ 1,152,631  $   (279,498) $       884,593
                                              ===============  ===========  ===========  ===========  ============  ===============

See accompanying notes to the financial statements.

--------------------------------------------------------------------------------

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------

                                                                         FOR THE PERIODS ENDED DECEMBER 31,
                                                                               1998               1997
                                                                         ---------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Earnings / (Loss) ............................................    $      (252,316)    $         8,338
                                                                         ---------------     ---------------
   Adjustments To Reconcile Net Earnings / (Loss) To Net Cash Used By
   Operating Activities:
     Depreciation and Amortization ..................................             83,692                 117
     Increase in Allowance For Doubtful Accounts ....................              2,029                   0
     Stock Issued For Services Rendered .............................              6,250                   0
     (Increase) / Decrease in Accounts Receivable ...................           (124,214)            (62,260)
     (Increase) / Decrease in Deferred Advertising Costs ............             (5,208)                  0
     (Increase) / Decrease in Other Receivable ......................             (2,712)                  0
     (Increase) / Decrease in Security Deposits .....................              1,746              (1,746)
     (Increase) / Decrease in Other Assets ..........................             (1,746)               (300)
     Increase / (Decrease) in Accounts Payable ......................                 87               4,486
     Increase / (Decrease) in Accrued Expenses ......................            143,183               2,934
     Increase / (Decrease) in Deferred Revenues .....................             (4,200)              4,200
     Increase / (Decrease) in Payroll Taxes Payable .................             52,028               5,079
     Increase / (Decrease) in Sales Tax Payable .....................             10,670                   0
                                                                         ---------------     ---------------
     Total Adjustments ..............................................            161,605             (47,490)
                                                                         ---------------     ---------------
   Net Cash Used By Operating Activities ............................            (90,711)            (39,152)
                                                                         ---------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Cash Received During Acquisition ...............................             13,463                   0
     Cash Used For Acquisition ......................................            (40,000)                  0
     Investment in Organization Costs ...............................              1,161              (1,161)
     Purchase of Property and Equipment .............................           (209,755)             (2,203)
                                                                         ---------------     ---------------
   Net Cash Used By Investing Activities ............................           (235,131)             (3,364)
                                                                         ---------------     ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Increase / (Decrease) in Notes Payable .........................             30,000              45,700
     Repayment of Notes Payable .....................................             (3,737)                  0
     Proceeds From Sale of Common Stock .............................            457,352               1,000
                                                                         ---------------     ---------------
   Net Cash Provided By Financing Activities ........................            483,615              46,700
                                                                         ---------------     ---------------

   Net Increase / (Decrease) in Cash ................................            157,773               4,184
CASH AT THE BEGINNING OF THE YEAR ...................................              4,184                   0
                                                                         ---------------     ---------------
CASH AT THE END OF THE YEAR .........................................    $       161,957     $         4,184
                                                                         ===============     ===============


     SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
        Net cash paid during the year for:
          Interest ..................................................    $        10,060     $           931
          Income Taxes ..............................................    $             0     $             0


     SUPPLEMENTAL  SCHEDULE  ON  NON-CASH  INVESTING  ACTIVITIES:
        Fair  Value  of  Assets  Acquired ...........................    $       715,797     $             0
        Fair  Value  of  Capital  Stock  Issued .....................            636,714                   0
        Liailities Assumed ..........................................    $        79,083     $             0

See accompanying notes to the financial statements.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

      ClearWorks.net, Inc. and Subsidiary (the Company), commenced operations on September 18, 1997 when Millennium Integration Technologies, LLC (MIT) was organized as a limited liability company in the state of Texas.

      On March 5, 1998, Millennium Integration Technologies, Inc. (Millennium) was formed under the rules and regulations of the State of Delaware.

      On April 1, 1998, Southeast Tire Recycling, Inc. (Southeast), a publicly traded Florida shell corporation, entered into an agreement to purchase one hundred percent of the stock of MIT pending the conversion of its organization from the status of a LLC to that of a C-corporation. MIT then completed the conversion to that of a corporate status (MIT Corp.) under the laws of the State of Texas effective April 9, 1998. The acquisition was consummated effective April 27, 1998 and MIT Corp. became a wholly owned subsidiary of Southeast.

      Millennium initiated a name change to that of Clearworks Technologies, Inc. effective May 8, 1998.

      On May 12, 1998, Southeast merged with and into Clearworks Technologies, Inc. whereby Clearworks Technologies, Inc. was the surviving entity and the former shareholders of Southeast received one hundred percent (100%) of the outstanding common stock of Clearworks Technologies, Inc. On April 27, 1999, Clearworks Technologies, Inc. began operating under the name Clearworks.net.

      In conclusion, the Company, which was originally named Millennium Integration Technologies, LLC (MIT) for accounting purposes, was formed as a result of Southeast's acquisition of MIT, followed by Southeast's merger into the Company. MIT commenced operations on September 18, 1997 and the former MIT is the continuing entity for accounting purposes.

      The Company is a leading provider of business and information technology solutions. Using both client/server and Web-based technologies, the Company offers a variety of services designed to help clients achieve their business objectives, including implementation and integration of third-party packaged software solutions, custom software development, implementation of enterprise resource planning (ERP) systems, production support and business, and operational consulting.

A)    Consolidation

      At December 31, 1998, the Company has a wholly-owned subsidiary, Millennium Integration Technologies, Inc.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 -BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

A)    Consolidation (continued)

      The consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company transactions and balances have been eliminated in consolidation.

B)    Cash and Cash Equivalents

      The Company has $161,957 and $4,184 invested at December 31, 1998 and 1997, respectively, most of which is in non-interest bearing accounts.

C)    Property and Equipment

      Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting and accelerated methods for income tax purposes. The recovery classifications for these assets are listed as follows:

                                            YEARS
                                            -----
            MACHINERY AND EQUIPMENT.....      7
            FURNITURE AND FIXTURES......      7

      Expenditures for maintenance and repairs are charged against income as incurred and major improvements are capitalized.

D)    Inventories

      Inventories are valued at the lower of cost or market. The cost is determined by using the FIFO method. Inventories consist of the following items:

                                            1998       1997
                                          ---------   -------
            Raw Materials..............   $  12,000   $ - 0 -
                                          ---------   -------
                                          $  12,000   $ - 0 -
                                          =========   =======
E)    Goodwill

      Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the dates of acquisition and is being amortized using the straight-line method over five (5) years.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 -BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

F)    Accounting Pronouncements

      During August of 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-5 "Reporting on the Costs of Start-Up Activities". This statement requires all costs related to a company's start-up activities be expensed during the period incurred rather than capitalized and amortized over a period of time.

      Although this pronouncement becomes effective for fiscal years beginning after December 15, 1998, the Company has elected early application of this pronouncement effective for the year ended December 31, 1998.

G)    Income Taxes

      For the year ended December 31, 1997, the company had elected to be taxed under the provision of a Limited Liability Corporation of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income and is not allowed a net operating loss carry-over or carry-back as a deduction. However, the stockholders are liable for individual federal income taxes on their respective shares of income and include their respective shares of the Company's operating loss on their individual income tax returns.

      During 1998, with the change in corporate status (see Note 1), the Company adopted the provisions of Statement of Financial Accounting Standards
      (SFAS) No. 109, "Accounting for Income Taxes", which requires a change from the deferral method to assets and liability method of accounting for income taxes.

H)    Net Earnings Per Common Share

      Net earnings per common share is shown as both primary and fully diluted. Primary earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding. Fully diluted earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding plus any dilutive common stock equivalents. The components used for the computations are shown as follows:

                                        DECEMBER 31, 1998      DECEMBER 31, 1997
                                        -----------------      -----------------
Weighted Average Number of Common
    Shares Outstanding Including:
Basic Common Stock Equivalents .......          8,321,902              1,562,500
Diluted Common Stock Equivalents .....          9,821,902              1,562,500
                                        -----------------      -----------------

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 -BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

I)    Impairment of Long Lived and Identifiable Intangible Assets

      The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis. An impairment loss would be deemed necessary when the estimated non-discounted future cash flows are less than the carrying net amount of the asset. If an asset were deemed to be impaired, the asset's recorded value would be reduced to fair value. In determining the amount of the charge to be recorded, the following methods would be utilized to determine fair value:

          1)    Quoted market prices in active markets.
          2)    Estimate based on prices of similar assets.
          3)    Estimate based on valuation techniques.

      As of December 31, 1998 and 1997, no impairment exists.

J)    Advertising and Promotion

      All advertising related costs are expensed as incurred. The Company does not incur any cost for direct-response advertising. For the years ended December 31, 1998 and 1997, the Company had expensed $21,421 and $0, respectively.

K)    Deferred Advertising Costs

      The Company issued 50,000 shares of its common stock at the commencement of its one-year contract with Investments 101 and is being carried as deferred advertising costs. These costs will be expensed at a monthly rate of $521 as services are rendered. At December 31, 1998, $1,042 has been expensed. This contract was terminated in January 1999. (see Notes 13 and 14).

L)    Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

M)    Comprehensive Income

      There were no items of other comprehensive income in 1998 and 1997, and, thus, net income is equal to comprehensive income for each of those years.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 -BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

N)    Re-capitalization

      On April 27, 1998, Southeast Tire Recycling, Inc., a shell corporation having no assets at April 27, 1998 and no operations for the period January 1, 1998 to April 27, 1998, acquired all outstanding shares (10,000) of the common stock of Millennium Integration Technologies, Inc. (a Texas corporation) in exchange for six and one-quarter million (6,250,000) shares of its own common stock. For accounting purposes, this transaction has been treated as a re-capitalization of Southeast with Millennium Integration Technologies, Inc. as the acquirer (reverse acquisition). The historical financial statements prior to April 9, 1998 are those of the Millennium Integration Technologies, Inc. whereby the financial statements henceforth reflect the operations of Millennium Integration Technologies, Inc. as re-capitalized into the empty corporate shell of Southeast. Pro forma information giving effect to the acquisition as if the acquisition occurred on January 1, 1997 is stated in Note 5.

O)    Reclassification

      The Company has reclassified certain costs and expenses for the year ended December 31, 1997 to facilitate comparison to the year ended December 31, 1998.


NOTE 2 - ACCOUNTS RECEIVABLE:

      Accounts receivable consist of the following:
                                                             DECEMBER 31,
                                                       1998               1997
                                                     ---------         ---------
Accounts Receivable .........................        $ 202,896         $  62,260
Allowance for Doubtful Accounts .............           (2,029)            - 0 -
                                                     ---------         ---------
Net Accounts Receivable .....................        $ 200,867         $  62,260
                                                     =========         =========

NOTE 3 - FACTORING:

      In August 1998, the Company entered into a factoring agreement with Amerisource Funding, Inc. (ASF). Under this agreement, AFS may purchase the Company's accounts receivable at the Company's discretion in accordance with the terms.

      ASF purchases acceptable accounts from the Company at a discount of 6.25%. Under the agreement, ASF reserves the right to withhold 13.75% of any account in a non-interest bearing reserve account until the account has been fully paid and/or satisfied. If ASF deems any portion

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

      of an account to be uncollectable, the Company must repurchase those accounts and proceed with their own collections.

NOTE 3 - FACTORING: (continued)

      Subsequent to December 31, 1998, the Company terminated this factoring agreement. To satisfy certain of its current financing requirements, the Company borrowed approximately $800,000 by issuing a convertible note to KMA Investments. (see Note 14)


NOTE 4 - NOTES PAYABLE:
                                                                DECEMBER 31,
                                                             1998         1997
                                                           -------       -------
Note payable to KMA Investments
bearing interest at 15%; payable upon
demand .............................................        $- 0 -       $23,700

Note payable to M. McClere bearing
interest at 15%; payable upon demand ...............        22,000        22,000

Note payable to M. McClere bearing
interest at 18.5%; due on March 31, 1999  ..........        30,000         - 0 -

Note payable to Planet Ford bearing
Interest at 13.46%, due $513.33 monthly
until September 2002  ..............................       $18,078        $- 0 -
                                                           -------       -------

      Total ........................................        70,078        45,700
      Less Current Portion of
         Long - Term Debt ..........................        55,965        45,700
                                                           -------       -------
      Total Long - Term Debt .......................       $14,113        $- 0 -
                                                           =======       =======

                  Future minimum payments are as follows:

                        1999        $   55,965
                        2000             4,533
                        2001             5,183
                        2002             4,397

      At October 31, 1998, the Company and KMA Investments opted to convert the note payable and accrued interest into the Company's common stock at $0.10 per share. Included in this conversion was the principal of $23,700 and accrued interest of $3,555 resulting in 272,550 shares.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

      The notes payable to M. McClere have been repaid during 1999.

NOTE 5  - BUSINESS COMBINATIONS:

      As mentioned in Note 1(n), Southeast Tire Recycling, Inc. was involved in a re-capitalization that was consummated on April 27, 1998.

      On May 26, 1998, the Company acquired InfraResources LLC in a business combination accounted for as a purchase. InfraResources is primarily engaged in integration technology services. The results of operations for InfraResources are included in the accompanying financial statements since the date of acquisition. To culminate this transaction, the Company issued 80,000 shares of its common stock and paid no cash to InfraResources. However, the Company assumed debt of $40,000 and immediately paid it off. The total cost of the acquisition was $204,880, which exceeded the fair value of the net assets of InfraResources by $204,880. The excess is being amortized using the straight-line method over five (5) years.

      Additionally, on May 29, 1998, the Company acquired Team Renaissance, Inc. in a business combination accounted for as a purchase. Team Renaissance, Inc. is primarily engaged in integration technology services. The results of operations for Team Renaissance, Inc. is included in the accompanying financial statements since the date of acquisition. The Company issued 156,250 shares of its common stock to Team Renaissance, Inc. in culminating this transaction. The total cost of the acquisition was $321,914, which exceeded the fair value of the net assets of Team Renaissance, Inc. by $292,188. The excess is being amortized as goodwill using the straight-line method over five (5) years.

      Additionally, the Company purchased the assets of John Diaz DBA Vidatel Communications (Vidatel), an individual residing in Texas, on November 19, 1998. In exchange for these assets, the Company issued 98,039 shares of its common stock, valued at $150,000. The excess of cost over fair market value is $125,809 of which is carried as goodwill and is being amortized using the straight-line method over five (5) years.

      Additionally, on April 30, 1999, the Company acquired Archer Mickelson Technologies L.L.C. (Archer), a systems-integration firm located in Houston, Texas, in a business transaction accounted for as a purchase. The total cost of the transaction was $130,500, which exceeded fair market value of the net assets of Archer by $76,183. The excess will be treated as goodwill and amortized using the straight-line method over a period of five (5) years. (see Note 14)

A)    Pro Forma Results

      The following summarized pro forma (unaudited) information assumes the transactions related to Southeast Tire Recycling, Inc., InfraResources, LLC, Team Renaissance, Inc., Vidatel, and Archer had occurred on January 1, 1997.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 5  - BUSINESS COMBINATIONS: (continued)

                           1998 PRO FORMA INFORMATION

                              CLEARWORKS                                                                                    1998
                              (FORMERLY)                        TEAM                          ARCHER      PRO FORMA       COMBINED
                             (MILLENNIUM)   INFRARESOURCES   RENAISSANCE       VIDATEL       MICKELSON       ADJ.          TOTALS
                             -----------     -----------     -----------     -----------    -----------    --------     -----------
Total Revenues ..........    $ 1,090,215     $   333,288     $   145,151     $   200,243    $ 1,051,498    $- 0 -       $ 2,820,395
Cost of Revenues ........      1,054,116         248,768         129,293         139,432        718,505     - 0 -         2,290,114
                             -----------     -----------     -----------     -----------    -----------    --------     -----------
Gross Profit ............         36,099          84,520          15,858          60,811        332,993     - 0 -           530,281
                             -----------     -----------     -----------     -----------    -----------    --------     -----------
Operating Expenses ......        288,415          92,837          71,688          14,988        291,884      69,329         829,141
                             -----------     -----------     -----------     -----------    -----------    --------     -----------
Net Income / (Loss) .....    $  (252,316)    $    (8,317)    $   (55,830)    $    45,823    $    41,109    $(69,329)    $  (298,860)
                             ===========     ===========     ===========     ===========    ===========    ========     ===========

Earnings Per Share
  Basic                      $     (0.03)                                                                               $     (0.04)
                             ===========                                                                                ===========
  Diluted                    $     (0.03)                                                                               $     (0.03)
                             ===========                                                                                ===========


B)    Significant Acquisitions

      As stated in the aforementioned, the Company consummated two acquisitions and one asset purchase during the year ended December 31, 1998. Each of these transactions represents a significant acquisition when compared to the Company for the year ended December 31, 1997.

C)    Company Conversion

      As mentioned in Note 1, Millennium Integration Technologies, LLC converted to a C-corporation effective April 9, 1998. As a result, the retained earnings of the LLC at the effective date in the amount of $35,520 have been reclassified to additional paid in capital.


NOTE 6  - WARRANTS:

      The Company has the following warrants issued and outstanding which, at December 31, 1998, have not yet been exercised:

            1,000,000 Class A stock purchase warrants expiring April 24, 2003. These warrants are subject to the marketability of the Company's common stock. These warrants are to purchase fully paid and non-assessable shares of the common stock, par value $.001 per share at a purchase price of $3.00 per share. Each Class A stock purchase warrant provides that it shall be cancelable at the sole discretion of the Company on or before 30 days after written notice upon payment of a cancellation fee of $1.00 per share. Such transactions may occur in whole or in part, but must never amount to less than 100 shares.

            1,000,000 Class B stock purchase warrants expiring April 24, 2008. These warrants are subject to

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

            the marketability of the Company's common stock. These warrants are to purchase fully paid and non-assessable shares of the common stock, par value $.001 per share at a purchase price of $6.00 per share. Each Class B stock purchase warrant provides that it shall be cancelable at the sole discretion of the Company on or before 30 days after written notice upon payment of a cancellation fee of $1.20 per share. Such transactions may occur in whole or in part, but must never amount to less than 100 shares.

NOTE 7  - INTANGIBLE ASSETS:

      Intangible assets consist of goodwill and organization costs. Organization costs were created during the start-up phase of the Company whereas goodwill was created during the acquisitions of Team Renaissance and InfraResources and the purchase of the assets of Vidatel Communications.

      Goodwill is amortized using the straight-line method over a period of five
      (5) years. Accumulated amortization for goodwill for the years ended December 31, 1998 and 1997 are $69,467 and $0, respectively.

      Prior to the year ended December 31, 1998, organizational costs had been amortized using the straight-line method over a period of sixty (60) months. Accumulated amortization was $1,103 and $58 for the years ended December 31, 1998 and 1997, respectively.

      As a result of "SOP" 98-5 (Note 1), the remaining unamortized organization costs of $1,103 have been expensed during 1998.


NOTE 8 - INCOME TAXES:

      As discussed in Note 1, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Implementation of SFAS 109 did not have a material cumulative effect on prior periods nor did it result in a change to the current year's provision.

A) The effective tax rate for the Company is reconcilable to statutory tax rates as follows:
                                                                DECEMBER 31,
                                                            1998           1997
                                                            -----          -----
                                                              %              %
U.S. Federal Statutory Tax Rate ..................             34          - 0 -
U.S. Valuation Difference ........................            (34)         - 0 -
                                                            -----          -----
Effective U.S. Tax Rate ..........................          - 0 -          - 0 -
                                                            -----          -----
Effective Tax Rate ...............................          - 0 -          - 0 -
                                                            =====          =====

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE 8 - INCOME TAXES: (continued)

B) Items giving rise to deferred tax assets / liabilities are as follows:

                                                                DECEMBER 31,
                                                             1998          1997
                                                           -------        ------
Deferred Tax Assets:
  Tax Loss Carry-forward ..........................        $72,381        $- 0 -
                                                           -------        ------

Deferred Tax Liability
  Depreciation ....................................          8,546        - 0 -
                                                           -------        ------

Valuation Allowance ...............................         63,835        - 0 -
                                                           -------        ------

  Net Deferred Tax Assets / Liability .............         $- 0 -        $- 0 -
                                                           =======        ======


C) During 1997, the Company conducted its business under the umbrella of a limited liability corporation. As such, the accompanying financial statements do not include a provision or liability for federal income taxes due to the fact that the members are taxed individually on their share of company earnings.


NOTE 9  - RELATED PARTY TRANSACTIONS:

      As stated in note 4, the Company has borrowed money from M. McClere (CEO of the Company) in the form of two notes. The first note, in the amount of $22,000, had been due November 13, 1998 and has since become payable upon demand. The second note, in the amount of $30,000, is due on or before March 31, 1999. These notes have been repaid during 1999. (see Note 4)


NOTE 10  - SIGNIFICANT CUSTOMERS:

      The Company had gross revenues of $1,090,215 and $113,520 for the years ended December 31, 1998 and 1997, respectively. The following party individually represents more than ten percent of these revenues.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                               December 31, 1998          December 31, 1997
       CUSTOMER              AMOUNT    PERCENTAGE       AMOUNT     PERCENTAGE
       --------             --------   ----------     ----------   ----------
Enron Corp. ...........     $213,813       19.61%     $    - 0 -        0.00%
                            --------   ----------     ----------   ----------

NOTE 11  - EARNINGS PER SHARE:

      The following table sets forth the computation of basic and diluted earnings per share:

                                                    FOR THE YEAR ENDED DECEMBER 31, 1997
                                               ---------------------------------------------
                                                 INCOME           SHARES         PER-SHARE
                                               (NUMERATOR)     (DENOMINATOR)       AMOUNT
                                               ------------     ------------    ------------
Net Loss ..................................    $   (252,316)

Basic EPS:
  Loss available to common stockholders ...        (252,316)       8,321,902    $      (0.03)
                                                                                ============

Effect of Dilutive Securities:
  Warrants ................................           - 0 -        1,500,000
                                               ------------     ------------

Diluted EPS:
  Loss available to common stockholders
    and assumed conversions ...............    $   (252,316)       9,821,902    $      (0.03)
                                               ============     ============    ============

                                               FOR THE PERIOD INCEPTION (SEPTEMBER 18, 1997)
                                                           TO DECEMBER 31, 1997
                                               ---------------------------------------------
                                                 INCOME           SHARES         PER-SHARE
                                               (NUMERATOR)     (DENOMINATOR)       AMOUNT
                                               ------------     ------------    ------------
Net Income ................................    $      8,338

Basic EPS:
  Income available to common stockholders .           8,338        6,250,000    $        NIL
                                                                                ============

Effect of Dilutive Securities: ............           - 0 -            - 0 -
                                               ------------     ------------

Diluted EPS:
  Income available to common stockholders
    and assumed conversions ...............    $      8,338        6,250,000    $        NIL
                                               ============     ============    ============

      For the years ended December 31, 1998 and 1997, no anti-dilutive securities existed.

      For the period January 1, 1999 to May 18, 1999, there were no transactions that would have materially changed the number of common shares or potential common shares outstanding.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 12 - STOCK OPTIONS:

      The Company has adopted a stock option plan that provides for the granting to officers and key employees of the Company options to acquire stock in the Company. (see Note 14)

NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES:

      Coinciding with the reverse merger with Southeast Tire Recycling, Inc. (Southeast), the former management of Southeast established a trust to provide for the orderly liquidation of any alleged claims existing at the date of acquisition. Certain shareholders of Southeast have contributed 36,366 free trading shares of the Company's common stock to the trust to satisfy approximately $85,000 of alleged claims. Due to the resignation of the trustee, the trust shares have been deposited in the registry of the Harris County, Texas District Court, and the Company has been named a nominal defendant in an Interpleader action. The Company intends to vigorously defend its position by requesting that the court release the stock for payment of all alleged claims as was originally intended. Additionally, the Company's management does not expect that the results of this legal proceeding will have a material adverse effect on the Company's financial condition or results of operations.

      The Company has entered into an employment contract with John Diaz, the principal of the company involved in the asset purchase discussed in Note
      5. The agreement provides that Mr. Diaz will be compensated with a gross annual salary of $65,000. Additionally, Mr. Diaz will receive the Company's restricted common stock valued at $150,000 in the event Mr. Diaz brings to the Company $1,000,000 worth of new business within one year of the date of execution of the Asset Purchase Agreement between the Company and Vidatel. This incentive is subject to such new business being generated by Mr. Diaz's sole sales efforts.

      The Company had entered into a three-year employment contract with Michael Callihan. The agreement provides that Mr. Callihan shall be compensated with a gross annual salary of $70,000 for the initial year with raises of not less than ten percent per year on the first and second anniversaries of the effective date. In addition to the annual salary, the employee shall be entitled to receive commissions equal to one percent for the first year and one-half of one percent for the second year of the purchase price of any acquisition brought to the Company's attention while Mr. Callihan is employed by the Company. Mr. Callihan voluntarily resigned his position with the Company thus negating the employment contract. Subsequent to his resignation, Mr. Callihan has brought suit against the Company alleging fraud. The Company intends to vigorously defend its position and does not expect this proceeding to have a material adverse effect on the Company's financial condition or results of operations.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

      During November 1998, the Company entered into a one-year investor-relations contract with Investments 101, Ltd. (Investments). Investments was to provide a variety of services including but not limited to advertising, public relations, and the normal maintenance of the Company's web page in exchange for 50,000 shares of the Company's restricted common stock. The contract was terminated in January 1999.
      (see Note 14).

NOTE 13 - COMMITMENTS AND CONTINGENT LIABILITIES: (continued)

      The Company now leases its primary office space for $1,259 per month under a month to month lease. For the years ended December 31, 1998 and 1997, rental expenses of $15,108 and $4,792 were incurred, respectively. As a result, there are no future obligations under this lease agreement. Subsequent to December 31, 1998, the Company has entered into a long-term lease agreement with 2000 North Loop, L.P. for its office space. (see Note
      14)

            Future minimum payments under this subsequent lease agreement are as follows:

                     DECEMBER 31,                   AMOUNT
                     ------------              ---------------
                         1999                  $        56,504
                         2000                           86,708
                         2001                           87,684
                         2002                           89,628
                         2003                           30,200
                                               ---------------
                          Totals               $       350,724
                                               ===============

      As a result of the acquisition of Archer Mickelson Technologies, LLC (see
      Note 14), the Company now leases an office warehouse located at 5250 Gulfton, Suite 2E, Houston Texas 77081. The lease is a three-year lease ending September 30, 2001 with fixed monthly payments of $985.

            Future minimum payments under this lease agreement are as follows:

                     DECEMBER 31,                   AMOUNT
                     ------------              ---------------
                         1999                  $         7,880
                         2000                           11,820
                         2001                            8,865
                                               ---------------
                          Totals               $        28,565
                                               ===============

NOTE 14 - SUBSEQUENT EVENTS:

      In April 1999, the Company completed a private placement of its common stock in accordance with Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended. This

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

      private placement was completed with the Company having issued 3,105,000 shares of common stock for $981,250 cash and $18,750 in services performed.

      Subsequent to December 31, 1998, the Company has entered into a non-cancelable lease for its office space with 2000 North Loop, L.P. This forty-eight(48) month lease will commence May 1, 1999 and expire April 30, 2003. The initial monthly payment under this agreement will be in the amount of $7,063 which will be increased by 3.45% over the base year during the second and forth years annually.

NOTE 14 - SUBSEQUENT EVENTS: (continued)

      The Company has formed two wholly owned subsidiaries; ClearWorks Residential Services, Inc. and ClearWorks Commercial Services, Inc. These two newly created entities will service the operations of the residential and commercial markets, respectively, for their parent, ClearWorks.net, Inc.

      In April 1999, the Company sold an additional one million restricted shares of the Company's common stock through a private placement. In exchange for these shares, the Company received one million dollars.

      As stated in Note 13, the Company terminated its contract with Investments (a public relations firm) because the Company believed Investments was not performing according to the contract. As a result, Investments returned the initial 50,000 shares of the Company's restricted common stock in exchange for 12,500 shares of the Company's restricted common stock and $3,580 in cash.

      On April 30, 1999, the Company acquired Archer Mickelson Technologies L.L.C. (Archer), a systems-integration firm located in Houston, Texas, in a business transaction accounted for as a purchase. In exchange for one hundred percent ownership of Archer, the Company paid $50,000 in cash and issued 75,000 shares of its restricted common stock to the sole member. The total cost of the transaction was $130,500, which exceeded fair market value of the net assets of Archer by $76,183. The excess will be treated as goodwill and amortized using the straight-line method over a period of five (5) years.

      The Company has been named as a defendant in a lawsuit involving a former employee of the Company. The suit alleges breach of contract. The Company intends to vigorously defend its position.

      The Company has entered into an agreement with Merger Communications (Merger), a public relations consultant, whereby Merger will develop, implement, and maintain an ongoing program to increase the investment community's awareness of the Company's activities and to stimulate

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
                   NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

      the investment community's interest in the Company. As compensation for these services, Merger will be paid in cash and common stock as outlined in the agreement.

      The Company has entered into an agreement with Castle Developments, Ltd. (Castle), a management-consulting firm, whereby Castle will provide management consulting and advisory services. As compensation for these services, Castle will be paid in cash and common stock as outlined in the agreement.

NOTE 14 - SUBSEQUENT EVENTS: (continued)

      Subsequent to December 31, 1998, the Company signed a letter of intent to acquire Link Two Communications, Inc. Link Two Communications, Inc. is a leading provider of two-way paging systems. The terms and conditions of the letter have not yet been disclosed and are subject to expiration on June 30, 1999 if not executed.

      Subsequent to December 31, 1998, the Company was in negotiation to borrow funds through the issuance of a convertible note payable to KMA Investments. The initial note is anticipated to be in the amount of $801,512, to carry interest at the rate of twelve percent per annum, and to be payable on or before July 9, 2000. It also is anticipated that for the thirty day period beginning July 9, 2000, the note will be convertible, at the note-holder's option, into the Company's common stock at the rate of one share of common stock for every $1.375 of principal and accrued interest.

      On May 12, 1999, the Company adopted a stock option plan (Plan) which provides for the granting to officers and key employees of the Company options to acquire stock in the Company. Such plan is intended to qualify as "incentive stock options" within the meaning of Section 422A of the Internal Revenue Code of 1986 as well as certain other options to purchase shares of Common Stock which are not intended to receive special income tax treatment under the Code. Adoption and approval of the plan by the stockholders is currently pending and will be voted on at a stockholders meeting to be held in late 1999. Subject to approval by the shareholders of the Company, the Board reserved for issuance upon the exercise of stock options granted pursuant to the Plan ten million (10,000,000) shares of common stock. Shannon McLeroy and Michael McClere were appointed to act as the members of the Stock Option Committee of the Board of Directors for the purpose of administering the Plan and, commencing on the date of adoption by the Board of the Plan and until otherwise provided by resolutions of the Board of Directors and subject to the approval by the shareholders of the Company of the Plan, such Stock Option Committee shall have all the powers and exercise all the duties conferred upon it by the Plan.

                      CLEARWORKS.NET, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

          ASSETS                                 JUNE 30, 1999    JUNE 30, 1998
                                                 -------------    -------------
Current assets:
  Cash ........................................  $     101,000    $      73,000
  Accounts receivable:
     Trade, net ...............................        760,000           52,000
     Other ....................................         66,000            3,000
  Note receivable .............................        200,000                0
  Inventories .................................         34,000                0
  Prepaid expenses ............................          4,000                0
                                                 -------------    -------------
                                                     1,165,000          128,000
                                                 -------------    -------------
  Property and equipment:
     Operating equipment ......................      1,520,000           97,000
     Furniture, fixtures and equipment ........         87,000            6,000
                                                 -------------    -------------
                                                     1,607,000          103,000
  Accumulated depreciation ....................        (34,000)               0
                                                 -------------    -------------
                                                     1,573,000          103,000
                                                 -------------    -------------
  Other assets:
     Goodwill .................................        699,000          497,000
     Less accumulated amortization ............       (136,000)         (16,000)
     Other ....................................         27,000            2,000
                                                 -------------    -------------
                                                       590,000          483,000
                                                 -------------    -------------
                                                 $   3,328,000    $     714,000
                                                 =============    =============
          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable, trade .....................  $     587,000    $       1,000
  Accrued expenses ............................         62,000           14,000
  Current maturities of long-term debt ........         14,000          157,000
  Note payable, shareholder ...................              0           52,000
                                                 -------------    -------------
                                                       663,000          224,000
                                                 -------------    -------------
Long-term debt, net of current
 maturities ...................................         48,000                0
                                                 -------------    -------------
Shareholders' equity:
   Common stock, $.001 par value;
     50,000,000 shares authorized;
     16,958,159 and 8,030,210 shares
     issued and outstanding at
     June 30, 1999 and 1998, respectively .....         17,000            8,000
  Paid-in capital .............................      3,179,000          515,000
  Retained deficit ............................       (579,000)         (33,000)
                                                 -------------    -------------
                                                     2,617,000          490,000
                                                 -------------    -------------
                                                 $   3,328,000    $     714,000
                                                 =============    =============

                      CLEARWORKS.NET, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
            FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

                                                   1999                            1998
                                       ----------------------------    ----------------------------
                                       THREE MONTHS     SIX MONTHS     THREE MONTHS     SIX MONTHS
                                       ------------    ------------    ------------    ------------
Revenues ...........................   $    594,000    $  1,025,000    $    179,000    $    315,000

Cost of goods sold:
  Materials and supplies ...........        232,000         270,000           2,000          35,000
  Direct labor and related costs ...        240,000         293,000         178,000         215,000
  Depreciation .....................         10,000          21,000               0               0
  Other manufacturing costs ........         16,000          55,000           2,000           5,000
                                       ------------    ------------    ------------    ------------
                                            498,000         639,000         182,000         255,000
                                       ------------    ------------    ------------    ------------
Gross profit (loss) ................         96,000         386,000          (3,000)         60,000
                                       ------------    ------------    ------------    ------------
Selling, general and administrative:
  Salaries and related expenses ....        106,000         163,000           3,000           6,000
  Advertising and promotion ........          9,000          15,000           1,000           6,000
  Interest and other ...............          8,000          13,000               0               0
  Incentive compensation ...........        134,000         134,000               0               0
  Other support costs ..............        262,000         296,000          27,000          38,000
  Depreciation and amortization ....         34,000          65,000          16,000          16,000
                                       ------------    ------------    ------------    ------------
                                            553,000         686,000          47,000          66,000
                                       ------------    ------------    ------------    ------------
Income (loss) from operations before
  income taxes .....................       (457,000)       (300,000)        (50,000)         (6,000)

Provision for income taxes .........              0               0               0               0
                                       ------------    ------------    ------------    ------------
Net income (loss) ..................   $   (457,000)   $   (300,000)   $    (50,000)   $     (6,000)
                                       ============    ============    ============    ============
Earnings per share:
  Basic (Note 2) ...................   $       (.03)   $       (.02)   $       (.01)          $ NIL
  Diluted (Note 2) .................   $       (.03)   $       (.02)   $       (.01)          $ NIL

                      CLEARWORKS.NET, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

                                                                         1999                           1998
                                                             ----------------------------    ----------------------------
                                                             THREE MONTHS     SIX MONTHS     THREE MONTHS    SIX MONTHS
                                                             ------------    ------------    ------------    ------------
Cash flows from operating activities:
  Net income (loss) ......................................   $   (457,000)   $   (300,000)   $    (50,000)   $     (6,000)
                                                             ------------    ------------    ------------    ------------
  Adjustments to reconcile net loss to net cash
    provided (used) by operating activities:
       Depreciation and amortization .....................         44,000          86,000          16,000          16,000
       Stock issued for compensation and services ........        104,000         104,000               0               0
       (Increase) decrease in accounts receivable ........       (301,000)       (601,000)         36,000          23,000
       Increase in notes receivable ......................       (200,000)       (200,000)              0               0
       Decrease in deferred advertising ..................              0           5,000               0               0
       (Increase) decrease in prepaid expenses ...........         40,000          (4,000)              0               0
       Increase in inventories ...........................              0         (22,000)              0               0
       (Increase) decrease in deposits ...................        (27,000)        (25,000)              0          (1,000)
       Increase (decrease) in accounts payable ...........        498,000         577,000           1,000         (16,000)
       Increase (decrease) in accrued expenses ...........        (25,000)       (154,000)          4,000               0
                                                             ------------    ------------    ------------    ------------
    Total adjustments ....................................        133,000        (234,000)         57,000          22,000
                                                             ------------    ------------    ------------    ------------
  Net cash provided (used) by operating activities .......       (324,000)       (534,000)          7,000          16,000

Cash flows from investing activities:
       Cash received during acquisition ..................         15,000          15,000          14,000          14,000
       Acquisitions ......................................        (50,000)        (50,000)        (40,000)        (40,000)
       Capital expenditures ..............................       (805,000)     (1,215,000)        (81,000)        (80,000)
       Purchase of property and equipment ................       (121,000)       (124,000)         (3,000)         (5,000)
                                                             ------------    ------------    ------------    ------------
  Net cash used by investing activities ..................       (961,000)     (1,374,000)       (110,000)       (111,000)

Cash flows from financing activities:
       Borrowings against notes payable ..................         41,000          51,000         169,000         169,000
       Repayments of notes payable .......................        (52,000)        (57,000)         (5,000)         (5,000)
       Proceeds from common stock sales, net .............        944,000       1,853,000               0               0
                                                             ------------    ------------    ------------    ------------
  Net cash provided by financing activities ..............        933,000       1,847,000         164,000         164,000

  Net increase (decrease) in cash ........................       (352,000)        (61,000)         61,000          69,000


Cash at the beginning of the period ......................        453,000         162,000          12,000           4,000
                                                             ------------    ------------    ------------    ------------
Cash at the end of the period ............................   $    101,000    $    101,000    $     73,000    $     73,000
                                                             ============    ============    ============    ============
Supplemental disclosures of cash flow Information:
        Interest paid ....................................   $      9,000    $     14,000    $          0    $          0
        Taxes paid .......................................   $          0    $          0    $          0    $          0

Supplemental disclosures of non-cash investing activities:
       Fair value of assets acquired .....................   $     95,000    $     95,000    $    462,000    $    462,000
       Fair value of capital stock issued ................   $     60,000    $     60,000    $    454,000    $    454,000
       Liabilities assumed ...............................   $     35,000    $     35,000    $     17,000    $     17,000

                      CLEARWORKS.NET, INC AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
            FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

                                      SHARES OF                                          RETAINED        TOTAL
                                       COMMON       COMMON    PREFERRED     PAID-IN      EARNINGS     SHAREHOLDERS'
                                       STOCK         STOCK      STOCK       CAPITAL      (DEFICIT)       EQUITY
                                    ------------    -------   ---------   -----------    ---------    -------------
December 31, 1997 ...............   $  6,250,000    $ 6,000   $       0   $    (5,000)   $   8,000    $       9,000
                                    ------------    -------   ---------   -----------    ---------    -------------
Conversion from LLC to C-Corp ...                                              35,000      (35,000)               0

Stock issued for merger with
 Southeast Tire Recycling, Inc. .      1,543,960      2,000                    (2,000)                            0

Stock issued for acquisitions:
  InfraResources, L.L.C .........         80,000                              165,000                       165,000
  Team Renaissance, Inc. ........        156,250                              322,000                       322,000

Net income as of June 30,1998 ...                                                           (6,000)          (6,000)
                                    ------------    -------   ---------   -----------    ---------    -------------

Total shareholders' equity
 as of June 30, 1998 ............      8,030,210    $ 8,000   $       0   $   515,000    $ (19,000)   $      76,000
                                    ============    =======   =========   ===========    =========    =============
December 31, 1998 ...............     11,460,249    $11,000   $       0   $ 1,153,000    $(279,000)   $     885,000
                                    ------------    -------   ---------   -----------    ---------    -------------
Stock issued for acquisition
 of Archer-Mickelson Tech.,L.L.C          75,000                               75,000                        75,000

Stock issued for cash ...........      4,132,500      4,000                 1,849,000                     1,853,000

Stock issued for incentive
 compensation ...................        375,000      1,000                    93,000                        94,000

Stock issued for syndication
costs at $.25 per share .........        945,410      1,000                    (1,000)                            0

Stock issued for services .......         30,000                              (10,000)                      (10,000)

Stock cancelled .................        (60,000)                                                              --

Net loss as of June 30, 1999 ....                                                         (300,000)        (300,000)
                                    ------------    -------   ---------   -----------    ---------    -------------
Total shareholders' equity
      as of June 30, 1999 .......     16,958,159    $17,000   $       0   $ 3,179,000    $(579,000)   $   2,617,000
                                    ============    =======   =========   ===========    =========    =============

                      CLEARWORKS.NET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999

Note 1.  General

         The unaudited financial statements included herein for the Company for the three month and six month periods ended June 30, 1999 and 1998 have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission and include all adjustments which are, in the opinion of management, necessary for a fair presentation. Certain information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and related notes thereto included with this filing for the annual periods ended December 31, 1998 and 1997.

         The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year.

Note 2.  Net Earnings Per Common Share

         Net earnings per common share is shown as both primary and fully diluted. Primary earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding. Fully diluted earnings per common share are computed by dividing net income less any preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding plus any dilutive common stock equivalents.

         The following table sets for the computation of basic and diluted earnings per share:

                                             SIX MONTHS ENDED                SIX MONTHS ENDED
                                               JUNE 30, 1999                   JUNE 30, 1998
                                       ----------------------------    ----------------------------
                                           BASIC          DILUTED          BASIC          DILUTED
                                       ------------    ------------    ------------    ------------
         Numerator:
         Net income (loss) .........   $   (300,000)   $   (300,000)   $     (6,000)   $     (6,000)
         Denominator:
            Weighted average shares      14,473,856      16,522,356       7,100,730       8,100,730

         Earnings per share ........   $       (.02)   $       (.02)            NIL             NIL
                                            THREE MONTHS ENDED             THREE MONTHS ENDED
                                               JUNE 30, 1999                  JUNE 30, 1998
                                      ----------------------------    ----------------------------
                                          BASIC          DILUTED          BASIC         DILUTED
                                      ------------    ------------    ------------    ------------
         Numerator:
            Net loss ..............   $   (457,000)   $   (457,000)   $    (50,000)   $    (50,000)
         Denominator:
            Weighted average shares     14,473,856      16,522,356       7,100,730       8,100,730

         Earnings per share .......   $       (.03)   $       (.03)   $       (.01)   $       (.01)

         For the periods ended June 30, 1999 and 1998, no anti-dilutive securities existed.

                      CLEARWORKS.NET, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999
                                   (CONTINUED)


Note 3.  Issuance of Common Stock

         During the six month period ended June 30, 1999, the Company issued 5,497,910 shares of common stock. The following table summarizes the shares of common stock issued:

          Shares outstanding December 31, 1998 .............        11,460,249
                                                                   -----------
              Shares issued for cash .......................         4,132,500
              Shares issued for acquisitions ...............            75,000
              Shares issued for services ...................           975,410
              Shares issued for incentive compensation .....           375,000
              Shares cancelled .............................           (60,000)
                                                                   -----------
          Shares outstanding June 30, 1999 .................        16,958,159

         The Company issued 4,132,500 shares of its common in two separate issuances. The first issuance was in accordance with the transactional exemption from registration afforded by Rule 504 of Regulation D, as promulgated under
Section 3(b) of the Act. The second issuance was to two entities, neither of which is a director or executive officer of the Company, for cash consideration of $500,000 each or an aggregate of $1,000,000.

         The Company issued 75,000 shares of its restricted common stock for the acquisition of Archer Mickelson Technologies, Inc.

         The Company issued 975,410 shares of its common stock to certain persons or entities as compensation for services performed on behalf of the Company.

         The Company issued 375,000 shares of its restricted common stock to certain employees of the Company as incentive compensation for services under the Company's incentive compensation plan.

         There were 60,000 shares of common stock returned to the Company, which were cancelled.

Note 4.  Business Combinations

         On May 14, 1999, the Company acquired Archer Mickelson Technologies, LLC ("Archer") a systems integration firm located in Houston, Texas. In exchange for one hundred percent (100%) of the membership interests of Archer, the Company paid $50,000 in cash and issued 75,000 shares of its restricted common stock to the sole member. The total purchase price paid for this acquisition was $130,500. Additionally, goodwill in the approximate amount of $76,000 resulted from this transaction. The Company amortizes goodwill using the straight-line method over a five (5) year period.

                      CLEARWORKS.NET, INC. AND SUBSIDIARIES
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 1999
                                   (CONTINUED)

         The following pro forma (unaudited) information assumes the transactions related to InfraResources, LLC; Team Renaissance, Inc.; Vitadel Communications and Archer Mickelson Technologies, LLC had occurred on January 1, 1998:

                           1998 Pro Forma Information

                                                       TEAM                        ARCHER      PRO FORMA         6/30/98
                    CLEARWORKS.NET  INFRARESOURCES  RENAISSANCE      VIDATEL      MICKELSON    ADJUSTMENT       COMBINED
                    --------------  --------------  -----------    -----------   -----------   -----------    -----------
Revenues ..........   $   315,000    $   333,000    $   145,000    $   165,000   $   285,000                  $ 1,243,000
Cost of sales .....       255,000        249,000        129,000        120,000       185,000                      938,000
                      -----------    -----------    -----------    -----------   -----------   -----------    -----------
Gross profit ......        60,000         84,000         16,000         45,000       100,000          --          305,000
Operating expenses         66,000         92,000         71,000          5,000        74,000        53,000        361,000
                      -----------    -----------    -----------    -----------   -----------   -----------    -----------
Net income (loss) .   $    (6,000)   $    (8,000)   $   (55,000)   $    40,000   $    26,000   $   (53,000)   $   (56,000)
                      ===========    ===========    ===========    ===========   ===========   ===========    ===========
Earnings per share:
  Basic                                                                                                           $ (0.01)
  Diluted                                                                                                         $ (0.01)

                           1999 Pro Forma Information

                                            ARCHER       PRO FORMA     6/30/99
                           CLEARWORKS.NET  MICKELSON    ADJUSTMENT    COMBINED
                           --------------  ---------    -----------  ----------
Revenues ................   $ 1,025,000    $ 209,000                 $1,234,000

Cost of sales ...........       639,000      144,000                    783,000
                            -----------    ---------   -----------   ----------
Gross profit ............       386,000       65,000                    451,000

Operating expenses ......       686,000       84,000         5,000      775,000
                            -----------    ---------   -----------   ----------
Net income (loss) .......   $  (300,000)   $ (19,000)  $    (5,000)  $ (324,000)
                            ===========    =========   ===========   ==========

Earnings per share:
  Basic .................   $     (0.02)                              $   (0.02)
  Diluted ...............   $     (0.02)                              $   (0.02)

Note 5. Subsequent Events

         The Company entered into a letter of intent to acquire Link Two Communications, Inc., a leading provider of two-way paging systems. The letter of intent expired under its own terms on June 30, 1999.

         On August 4, 1999, the Company borrowed $801,512 from KMA Investments and issued a convertible note payable to KMA Investments. The note carries a twelve percent (12%) rate per annum and is payable on or before July 9, 2000. At maturity, the holder of the note has the right to convert the principal and unpaid interest of the note into restricted Company common stock.

                       CLEARWORKS.NET, INC. AND SUBSIDIARY
               PRO FORMA FINANCIAL STATEMENTS - DECEMBER 31, 1998

During the fiscal year ended December 31, 1998 the Company acquired InfraResources LLC, and Team Renaissance, Inc. in transactions accounted for as purchases. These transactions occurred on May 26, 1998 and May 29, 1998, respectively. Additionally, the Company acquired the assets of Vidatel Communications on November 19, 1998.

Additionally, on April 30, 1999, The Company acquired Archer Mickelson Technologies LLC in a transaction accounted for as a purchase.

The following summarized pro forma (unaudited) information assumes the aforementioned transactions occurred on January 1, 1998. The information below presents operations for InfraResources, Team Renaissance, Vidatel
Communications, and Archer Mickelson prior to acquisition; April 30, 1998; April 30, 1998; October 31, 1998; and December 31, 1998, respectively. Operations subsequent to acquisition are included in the Clearworks column.

                                                                                                                            1998
                                                         INFRA        TEAM       VIDATEL      ARCHER       PRO FORMA      COMBINED
                                          CLEARWORKS   RESOURCES   RENAISSANCE    COMM.      MICKELSON    ADJUSTMENTS      TOTALS
                                          -----------  ---------   -----------  ---------   -----------   -----------   -----------
NET SALES
     Integration Services ..............  $   486,331  $ 257,653   $    11,334  $ 200,243   $ 1,051,498   $         0   $ 2,007,059
     Network Cabling and Wiring ........      555,550     75,635       133,817          0             0             0       765,002
     Software Administration ...........       48,334          0             0          0             0             0        48,334
                                          -----------  ---------   -----------  ---------   -----------   -----------   -----------
         Total Revenues ................    1,090,215    333,288       145,151    200,243     1,051,498             0     2,820,395
COST OF GOODS SOLD
     Materials and Supplies ............       50,145          0        53,466     88,269       718,505             0       910,385
     Direct Labor and Related Costs ....      975,019    248,768        75,827     51,163             0             0     1,350,777
     Depreciation and Amortization .....       13,169          0             0          0             0             0        13,169
     Other Manufacturing Costs .........       15,783          0             0          0             0             0        15,783
                                          -----------  ---------   -----------  ---------   -----------   -----------   -----------
         Total Cost of Goods Sold ......    1,054,116    248,768       129,293    139,432       718,505             0     2,290,114
                                          -----------  ---------   -----------  ---------   -----------   -----------   -----------
GROSS PROFIT ...........................       36,099     84,520        15,858     60,811       332,993             0       530,281
                                          -----------  ---------   -----------  ---------   -----------   -----------   -----------
OPERATING EXPENSES
     Salaries and Related  Costs .......       12,235     41,554        42,138          0       198,721             0       294,648
     Advertising and Promotion .........       21,421      8,508         1,341          0             0             0        31,270
     Depreciation and Amortization .....       70,523      1,673         3,126      2,796         4,767      69,329 *       152,214
     Other Support Costs ...............      174,176     37,469        20,791     11,184        80,006             0       323,626
                                          -----------  ---------   -----------  ---------   -----------   -----------   -----------
         Total Operating Expenses ......      278,355     89,204        67,396     13,980       283,494        69,329       801,758
                                          -----------  ---------   -----------  ---------   -----------   -----------   -----------
EARNINGS / (LOSS) FROM OPERATIONS BEFORE
     OTHER EXPENSES AND INCOME TAXES ...     (242,256)    (4,684)      (51,538)    46,831        49,499       (69,329)     (271,477)

OTHER INCOME / (EXPENSES)
     Interest Income / (Expense) - net .      (10,060)    (3,633)       (4,292)    (1,008)       (1,136)            0       (20,129)
                                          -----------  ---------   -----------  ---------   -----------   -----------   -----------
         Total Other Expenses ..........      (10,060)    (3,633)       (4,292)    (1,008)       (1,136)            0       (20,129)
                                          -----------  ---------   -----------  ---------   -----------   -----------   -----------
EARNINGS / (LOSS) BEFORE INCOME TAXES ..     (252,316)    (8,317)      (55,830)    45,823        48,363       (69,329)     (291,606)
     Provision For Income Taxes ........            0          0             0          0        (7,254)            0        (7,254)
                                          -----------  ---------   -----------  ---------   -----------   -----------   -----------
NET EARNINGS / (LOSS) ..................  $  (252,316) $  (8,317)  $   (55,830) $  45,823   $    41,109   $   (69,329)  $  (298,860)
                                          ===========  =========   ===========  =========   ===========   ===========   ===========
     Earnings Per Share:
       Basic ...........................  $     (0.03)                                                                  $     (0.04)
       Diluted .........................  $     (0.03)                                                                  $     (0.03)

* The pro forma adjustment in the amount of $69,329 is attributable to goodwill created during each of the acquisitions. This number adjusts the overall pro forma information for amortization expense of goodwill as if the goodwill were in existance at January 1, 1998. Individual adjustments of $13,659; $19,479; $20,953; and $15,238 respectively represents amortization expense for InfraResources, Team Renaissance, Vidatel Communications, and Archer Mickelson as per the aforementioned time periods.

                      CLEARWORKS.NET, INC. AND SUBSIDIARIES
                 PRO FORMA FINANCIAL STATEMENTS - JUNE 30, 1999

During May 1999, the Company acquired Archer Mickelson Technologies, LLC a systems integration firm located in Houston, Texas. The following summarized pro forma (unaudited) information assumes this transaction occurred on January 1, 1999. The information below presents operations for Archer Mickelson prior to the acquisition date of May 1999.

                                                          ARCHER       PRO FORMA       JUNE 30, 1999
                                       CLEARWORKS.NET    MICKELSON    ADJUSTMENT          COMBINED
                                       --------------    ---------    ----------       -------------
Revenues ...........................   $    1,025,000    $ 209,000          --         $   1,234,000

Cost of goods sold:
  Materials and supplies ...........          270,000      134,000          --               404,000
  Direct labor and related costs ...          293,000       10,000          --               303,000
  Depreciation .....................           21,000         --            --                21,000
  Other manufacturing costs ........           55,000         --            --                55,000
                                       --------------    ---------    ----------       -------------
                                              639,000      144,000          --               783,000
                                       --------------    ---------    ----------       -------------
Gross profit .......................          386,000       65,000          --               451,000

Selling, general and administrative:
  Salaries and related expenses ....          163,000       53,000          --               216,000
  Advertising and promotion ........           15,000         --            --                15,000
  Interest and other ...............           13,000         --            --                13,000
  Incentive compensation ...........          134,000         --            --               134,000
  Other support costs ..............          296,000       30,000          --               326,000
  Depreciation and amortization ....           65,000        1,000         5,067 (1)          71,067
                                       --------------    ---------    ----------       -------------
                                              686,000       84,000         5,067             775,067
                                       --------------    ---------    ----------       -------------
Loss from operations before
  income taxes .....................         (300,000)     (19,000)       (5,067)           (324,067)
Provision for income taxes .........             --           --            --                  --
                                       --------------    ---------    ----------       -------------
Net loss ...........................   $     (300,000)   $ (19,000)   $   (5,067)      $    (324,067)
                                       ==============    =========    ==========       =============
Earnings per share:
  Basic ............................   $        (0.02)        --            --         $       (0.02)
  Diluted ..........................   $        (0.02)        --            --         $       (0.02)

 (1) The pro forma adjustment in the amount of $5,067 is attributable to goodwill created during the acquisition. This number adjusts the overall pro forma information for amortization expense of goodwill as if the goodwill were in existance at January 1, 1999.

--------------------------------------------------------------------------------
                              INFRARESOURCES, LLC.
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                           Page
                                                                          ------

Independent Accountant's Report..........................................      1

Balance Sheet............................................................      2

Statement of Operations Members' Equity..................................      3

Statement of Cash Flows..................................................      4

Notes to the Financial Statements........................................  5 - 7

                         INDEPENDENT ACCOUNTANT'S REPORT


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF INFRARESOURCES, LLC.:

We have audited the accompanying balance sheet of InfraResources, LLC. as of December 31, 1997 and the related statements of operations, members' equity, and cash flows for the year ended December 31, 1997. These financial statements are the responsibility of InfraResources, LLC.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of InfraResources, LLC. as of December 31, 1997 and the results of their operations, members' equity, and their cash flows for the year ended December 31, 1997 are in conformity with generally accepted accounting principles.


MCMANUS & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
MORRIS PLAINS, NEW JERSEY

September 1, 1999

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


We consent to the inclusion in this Form 10SB Registration Statement of our report dated September 1, 1999 on our audit of the financial statements of InfraResources, LLC. We also consent to the reference to our firm under the caption "Experts".


McManus & Co., P.C.
Certified Public Accountants
Morris Plains, New Jersey

--------------------------------------------------------------------------------

                               INFRARESOURCES, LLC
                                  BALANCE SHEET
                                DECEMBER 31, 1997

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                     ASSETS
--------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash ..........................................................   $     5,439
  Accounts Receivable - net (Note 2) ............................       128,010
  Prepaid Expenses ..............................................        13,606
                                                                    -----------
     Total Current Assets .......................................       147,055
                                                                    -----------
PROPERTY AND EQUIPMENT: (NOTE 1)
  Computers and Equipment .......................................        15,061
     Less: Accumulated Depreciation .............................          (837)
                                                                    -----------
     Total Property and Equipment ...............................        14,224
                                                                    -----------
OTHER ASSETS:
  Employee Advances .............................................         3,500
                                                                    -----------
     Total Other Assets .........................................         3,500
                                                                    -----------
  TOTAL ASSETS ..................................................   $   164,779
                                                                    ===========

--------------------------------------------------------------------------------
                 LIABILITIES AND MEMBERS' EQUITY
--------------------------------------------------------------------------------

CURRENT LIABILITIES:
  Accounts Payable and Accrued Expenses .........................   $     4,818
  Line of Credit Payable (Note 3) ...............................        40,000
  Advance From Member (Note 5) ..................................       105,000
                                                                    -----------
     Total Current Liabilities ..................................       149,818
                                                                    -----------
  Total Liabilities .............................................       149,818
                                                                    -----------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 6)

MEMBERS' EQUITY
  Members' Equity ...............................................        14,961
                                                                    -----------
     Total Members' Equity ......................................        14,961
                                                                    -----------
  TOTAL LIABILITIES AND MEMBERS' EQUITY .........................   $   164,779
                                                                    ===========

See Accompanying notes to the financial statements.

--------------------------------------------------------------------------------

                               INFRARESOURCES, LLC
                   STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997

--------------------------------------------------------------------------------

INCOME:
  Revenues .................................................        $ 1,013,700

  Less: Cost of Goods Sold .................................            740,206
                                                                    -----------
    Gross Profit ...........................................            273,494
                                                                    -----------
GENERAL AND ADMINISTRATIVE EXPENSES:
  Advertising ..............................................             18,327
  Commissions ..............................................              3,108
  Data Processing ..........................................              4,891
  Dues & Subscriptions .....................................              1,500
  Insurance Expense ........................................             34,865
  Interest Expense .........................................              6,208
  Miscellaneous ............................................              2,574
  Office Expenses ..........................................             13,728
  Outside Services .........................................              3,691
  Payroll and Associated Costs .............................            149,482
  Postage and Delivery .....................................                407
  Professional Fees ........................................              7,918
  Rent Expense .............................................             13,500
  Repairs and Maintenance ..................................                117
  Telephone and Utilities ..................................              3,863
  Travel and Entertainment .................................              6,919
  Bad Debt Expense .........................................              4,323
  Depreciation and Amortization ............................                837
                                                                    -----------
    Total General and Administrative Expenses ..............            276,258
                                                                    -----------
NET LOSS ...................................................             (2,764)

MEMBERS' EQUITY BEGINNING OF YEAR ..........................             17,725
                                                                    -----------
MEMBERS' EQUITY END OF YEAR ................................        $    14,961
                                                                    ===========

See Accompanying notes to the financial statements.

--------------------------------------------------------------------------------

                               INFRARESOURCES, LLC
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

--------------------------------------------------------------------------------

Operating Activities:
   Net Loss .......................................................   $  (2,764)
   Adjustments to Reconcile Net Income to Net
   Cash Used by Operating Activities:
     Depreciation .................................................         837
     Increase in Accounts Receivable ..............................     (76,744)
     Increase in Prepaid Expenses .................................     (12,674)
     Increase in Employee Advances ................................      (3,500)
     Decrease in Accounts Payable and Accrued Expenses ............     (10,105)
                                                                      ---------
        Net Cash Provided by Operating Activities .................    (104,950)
                                                                      ---------
Investing Activities:
     Purchase of Property and Equipment ...........................     (15,061)
                                                                      ---------
        Net Cash Used for Investing Activities ....................     (15,061)
                                                                      ---------
Financing Activities:
     Increase in Advance From Member ..............................      80,000
     Increase in Line of Credit ...................................      40,000
                                                                      ---------
        Net Cash Provided by Financing Activities .................     120,000
                                                                      ---------
   Net Increase In Cash ...........................................         (11)

   Cash Beginning of Year .........................................       5,450
                                                                      ---------
   Cash End of Year ...............................................   $   5,439
                                                                      =========
   Additional Disclosure of Operating Cash Flow
      Cash paid during the year ended December 31, 1997

                 Interest Expense ......           $     6,208
                 Income Taxes ..........           $         0


See Accompanying notes to the financial statements.

                              INFRARESOURCES, LLC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

      InfraResources, LLC. (the Company), was organized as a limited liability company under the Texas Limited Liability Company Act on October 1, 1996. The Company is a leading provider of business and information technology solutions.

A)    Property and Equipment

      Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting and accelerated methods for income tax purposes. The recovery classifications for these assets are listed as follows:

                                            YEARS
                                            -----
            COMPUTERS AND EQUIPMENT           3

      Expenditures for maintenance and repairs are charged against income as incurred and major improvements are capitalized.

B)    Income Taxes

      The Company was organized as a limited liability corporation. Under the corresponding provisions, the Company does not pay federal corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carry-back as a deduction. Rather, the members are liable for individual federal income taxes on their respective interests of income and include their respective interests of the Company's net operating loss on their individual income tax returns.

C)    Impairment of Long Lived and Identifiable Intangible Assets

      The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis. An impairment loss would be recognized when the estimated non-discounted future cash flows are less than the carrying amount of the asset. If an asset deemed to be impaired, the asset's recorded value would be reduced to fair value. In determining the amount of the charge to be recorded, the following methods would be utilized to determine fair value:

            1) Quoted market prices in active markets.
            2) Estimate based on prices of similar assets.
            3) Estimate based on variation techniques.

      At December 31, 1997, no impairment existed.

D)    Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              INFRARESOURCES, LLC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

NOTE 2 - ACCOUNTS RECEIVABLE:

      Accounts receivable consist of the following:

                                                       December 31,
                                                           1997
                                                       ------------
                 Accounts Receivable ..............    $    132,333
                 Allowance for Doubtful Accounts ..          (4,323)
                                                       ------------
                 Net Accounts Receivable ..........    $    128,010
                                                       ============

NOTE 3  - LINE OF CREDIT:

      The Company has a revolving line of credit with Sterling Bank in the amount of $500,000. The line of credit originated on December 29, 1997 and bears interest at Sterling Bank's base rate. The rate at December 31, 1997 was 9.5% with an outstanding balance of $40,000.


NOTE 4  - SIGNIFICANT CUSTOMERS:

      The Company had gross revenues of $1,013,700 for the year ended December 31, 1997. The following parties individually represent a greater than ten percent of these revenues.

                                                DECEMBER 31, 1997
                                             ------------------------
         CUSTOMER                             AMOUNT       PERCENTAGE
                                             --------      ----------
         Enron Corp. ..................      $915,608          90.0 %


NOTE 5 - RELATED PARTY TRANSACTIONS:

      On December 13, 1996, Bannon Energy Incorporated, a Member of the Company, advanced the Company $10,000. Subsequent to the initial advancement, Bannon has advanced additional monies as needed. The advancement bears interest at eight percent and is payable upon demand. At December 31, 1997, an outstanding balance of $105,000 existed.

      The Company maintains a service agreement with Bannon Energy Incorporated in regards to its office lease. (see Note 6)

                             INFRARESOURCES, LLC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES:

      The Company rents its office space under a three-year service agreement with Bannon Energy Incorporated. The lease, commencing on October 1, 1996, may be terminated upon a thirty day written notice from either party. The Company is responsible for its allocated share of the lessors office lease expense and various administrative expenses. The rent expense was $1,000 per month.

      Future minimum payments under this lease service agreement are as follows:

                  DECEMBER 31,                        AMOUNT
                  ------------                        -------
                     1998 ........................    $12,000
                     1999 ........................      9,000
                                                      -------
                         Totals ..................    $21,000
                                                      =======

NOTE 7 - SUBSEQUENT EVENTS:

      Subsequent to December 31, 1997, the Company has been acquired by Clearworks.net, Inc. in a transaction accounted for as a purchase.

      As a result of the aforementioned acquisition, the outstanding advancement payable to Bannon Energy Incorporated in the amount of $105,000 has been forgiven.

                         INDEPENDENT ACCOUNTANT'S REPORT


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF CLEARWORKS.NET, INC.:

We have audited the accompanying balance sheet of InfraResources, LLC. at December 31, 1996 and the related statements of operations, members' equity, and cash flows for the period October 1, 1996 (Date of Inception) to December 31, 1996. These financial statements are the responsibility of InfraResources, LLC.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of InfraResources, LLC. as of December 31, 1996 and the results of their operations, members' equity, and their cash flows for the period ended December 31, 1996 are in conformity with generally accepted accounting principles.




MCMANUS & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
MORRIS PLAINS, NEW JERSEY



October 4, 1999

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



We consent to the inclusion in this Form 10SB Registration Statement of our report dated October 4, 1999 on our audit of the financial statements of InfraResources, LLC. We also consent to the reference to our firm under the caption "Experts".



McManus & Co., P.C.
Certified Public Accountants
Morris Plains, New Jersey

--------------------------------------------------------------------------------
                              INFRARESOURCES, LLC.
                                 BALANCE SHEET
                               DECEMBER 31, 1996
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                 ASSETS
--------------------------------------------------------------------------------

CURRENT ASSETS:
        Cash ....................................................     $ 5,450
        Accounts Receivable - net (Note 2) ......................      51,266
        Prepaid Expenses ........................................         932
                                                                      -------
                Total Current Assets ............................      57,648
                                                                      -------

PROPERTY AND EQUIPMENT: .........................................           0
                                                                      -------
OTHER ASSETS: ...................................................           0
                                                                      -------

        TOTAL ASSETS ............................................     $57,648
                                                                      =======


--------------------------------------------------------------------------------
                        LIABILITIES AND MEMBERS' EQUITY
--------------------------------------------------------------------------------

CURRENT LIABILITIES:
        Accounts Payable and Accrued Expenses ...................     $14,923
        Advance From Member (Note 4) ............................      25,000
                                                                      -------

                Total Current Liabilities .......................      39,923
                                                                      -------

        Total Liabilities .......................................      39,923
                                                                      -------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)

MEMBERS' EQUITY
        Members' Equity .........................................      17,725
                                                                      -------

                Total Members' Equity ...........................      17,725
                                                                      -------

        TOTAL LIABILITIES AND MEMBERS' EQUITY ...................     $57,648
                                                                      =======


SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------
                              INFRARESOURCES, LLC.
                  STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
    FOR THE PERIOD OCTOBER 1, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1996
--------------------------------------------------------------------------------



INCOME:
        Revenues .................................................     $ 51,266

        Less: Cost of Goods Sold .................................       29,500
                                                                       --------
                Gross Profit .....................................       21,766
                                                                       --------

GENERAL AND ADMINISTRATIVE EXPENSES:
        Advertising ..............................................        2,072
        Insurance Expense ........................................        8,417
        Interest Expense .........................................           43
        Miscellaneous ............................................          278
        Office Expenses ..........................................          707
        Outside Services .........................................          961
        Payroll and Associated Costs .............................       37,005
        Postage and Delivery .....................................           44
        Rent Expense .............................................        2,250
        Repairs and Maintenance ..................................          367
        Telephone and Utilities ..................................          801
        Travel and Entertainment .................................        1,096
                                                                       --------
                Total General and Administrative Expenses ........       54,041
                                                                       --------

NET LOSS .........................................................      (32,275)

MEMBERS' EQUITY BEGINNING OF PERIOD ..............................            0

        Capital Contribution .....................................       50,000
                                                                       --------

MEMBERS' EQUITY END OF PERIOD ....................................     $ 17,725
                                                                       ========


SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                              INFRARESOURCES, LLC.
                            STATEMENT OF CASH FLOWS
    FOR THE PERIOD OCTOBER 1, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1996



Operating Activities:
        Net Loss ..........................................................   $(32,275)
        Adjustments to Reconcile Net Loss to Net
          Cash Used by Operating Activities:
                Increase in Accounts Receivable ...........................    (51,266)
                Increase in Prepaid Expenses ..............................       (932)
                Decrease in Accounts Payable and Accrued Expenses .........     14,923
                                                                              --------
                        Net Cash Used for Operating Activities ............    (69,550)
                                                                              --------

Investing Activities: .....................................................          0
                                                                              --------

Financing Activities:
                Increase in Advance From Member ...........................     25,000
                Increase in Capital Contribution ..........................     50,000
                                                                              --------

                        Net Cash Provided by Financing Activities .........     75,000
                                                                              --------

        Net Increase In Cash ..............................................      5,450

        Cash Beginning of Period ..........................................          0
                                                                              --------

        Cash End of Period ................................................   $  5,450
                                                                              ========

        Additional Disclosure of Operating Cash Flow
            Cash paid during the period ended December 31, 1996

                    Interest  Expense ........................     $ 43
                    Income  Taxes ............................     $  0


SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                                INFRARESOURCES, LLC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1996



NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

      InfraResources, LLC. (the Company), was organized as a limited liability company under the Texas Limited Liability Company Act on October 1, 1996. The Company is a leading provider of business and information technology solutions.

A)    Income Taxes

      The Company was organized as a limited liability corporation. Under the corresponding provisions, the Company does not pay federal corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carry-back as a deduction. Rather, the members are liable for individual federal income taxes on their respective interests of income and include their respective interests of the Company's net operating loss on their individual income tax returns.

B)    Impairment of Long Lived and Identifiable Intangible Assets

      The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis. An impairment loss would be recognized when the estimated non-discounted future cash flows are less than the carrying amount of the asset. If an asset deemed to be impaired, the asset's recorded value would be reduced to fair value. In determining the amount of the charge to be recorded, the following methods would be utilized to determine fair value:

            1) Quoted market prices in active markets.
            2) Estimate based on prices of similar assets.
            3) Estimate based on variation techniques.

      At December 31, 1996, no impairment existed.

C)    Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2 - ACCOUNTS RECEIVABLE:

      Accounts receivable consist of the following:

                                                                 December 31,
                                                                    1996
                                                                 ------------
      Accounts Receivable ................................         $51,266
      Allowance for Doubtful Accounts ....................           - 0 -
                                                                   -------
      Net Accounts Receivable ............................         $51,266
                                                                   =======

                                INFRARESOURCES, LLC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1996



NOTE 3  - SIGNIFICANT CUSTOMERS:

      The Company had gross revenues of $51,266 for the period ended December 31, 1996. The following parties individually represent a greater than ten percent of these revenues.

                                                      DECEMBER 31, 1996
            CUSTOMER                              AMOUNT        PERCENTAGE
            --------                             --------      ------------
            Enron Corp ......................     $39,766          77.6 %
            United Steel Fabricator .........     $ 6,000          11.7 %


NOTE 4 - RELATED PARTY TRANSACTIONS:

      During December 1996, Bannon Energy Incorporated, a Member of the Company, advanced the Company $25,000. The advancement bears interest at eight percent and is payable upon demand. This amount has been repaid on March 11, 1997.

      The Company maintains a service agreement with Bannon Energy Incorporated in regards to its office lease. (see Note 5)


NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES:

      The Company rents its office space under a three-year service agreement with Bannon Energy Incorporated. The lease, commencing on October 1, 1996, may be terminated upon a thirty day written notice from either party. The Company is responsible for its allocated share of the lessors office lease expense and various administrative expenses. Rent expense for the period ended December 31, 1996 was $2,250.

      Future minimum payments under this lease service agreement are as follows:


                  DECEMBER 31,                       AMOUNT
                 -------------                    -----------
                     1997                          $  12,000
                     1998                             12,000
                     1999                              9,000
                                                   ---------
                          Totals                   $  33,000
                                                   =========


NOTE 6 - SUBSEQUENT EVENTS:

      Subsequent to December 31, 1996, the Company has been acquired by Clearworks.net, Inc. in a transaction accounted for as a purchase.

                               INFRARESOURCES, LLC
                                  BALANCE SHEET
                                   (UNAUDITED)

                                              APRIL 30, 1998    APRIL 30, 1997
                                              --------------    --------------
            ASSETS

Current assets:
  Cash .......................................   $ 80,000          $ 13,000
  Accounts receivable, net ...................     77,000           111,000
  Prepaid insurance ..........................     22,000             1,000
                                                 --------          --------
                                                  179,000           125,000

  Property and equipment, net ................     13,000                 0

  Other assets ...............................          0                 0
                                                 --------          --------
                                                 $192,000          $125,000
                                                 ========          ========
LIABILITIES AND MEMBERS' EQUITY

Current liabilities:
  Accounts payable, trade ....................   $ 40,000          $ 41,000
  Line of credit payable .....................     40,000                 0
  Advance from Member ........................    105,000            69,000
                                                 --------          --------
                                                  185,000           110,000
                                                 --------          --------
Long-term debt ...............................          0                 0
                                                 --------          --------
Members' equity ..............................      7,000            15,000
                                                 --------          --------
                                                    7,000            15,000
                                                 --------          --------
                                                 $192,000          $125,000
                                                 ========          ========

                               INFRARESOURCES, LLC
                            STATEMENTS OF OPERATIONS
                FOR THE FOUR MONTHS ENDED APRIL 30, 1998 AND 1997
                                   (UNAUDITED)

                                                        1998             1997
                                                     ---------         --------

Revenues .....................................        $333,000         $203,000

Cost of goods sold ...........................         249,000          145,000
                                                     ---------        ---------


Gross profit .................................          84,000           58,000
                                                     ---------        ---------

Selling, general and administrative:
  Salaries and related expenses ..............          60,000           42,000
  Advertising ................................           9,000            2,000
  Rent expense ...............................           7,000            4,000
  Insurance ..................................           4,000            5,000
  Professional fees ..........................           3,000            4,000
  Other office expenses ......................           4,000            3,000
  Depreciation ...............................           2,000                0
                                                     ---------        ---------
                                                        89,000           60,000
                                                     ---------        ---------
Loss from operations before
  interest expense ...........................          (5,000)          (2,000)

Interest expense .............................          (3,000)          (1,000)
                                                     ---------        ---------

Net loss .....................................       $  (8,000)       $  (3,000)
                                                     =========        =========

                               INFRARESOURCES, LLC
                            STATEMENTS OF CASH FLOWS
                FOR THE FOUR MONTHS ENDED APRIL 30, 1998 AND 1997
                                   (UNAUDITED)



                                                             1998        1997
                                                          ---------    --------
Cash flows from operating activities:
  Net (loss) .........................................    $ (8,000)    $ (3,000)
                                                          --------     --------
  Adjustments to reconcile net loss to net cash
    provided (used) by operating activities:
       Depreciation ..................................       2,000            0
       (Increase) decrease in accounts receivable ....      51,000      (59,000)
       Increase in prepaid expenses ..................      (8,000)           0
       Decrease in employee advances .................       4,000            0
       Increase in accounts payable ..................      34,000       26,000
                                                          --------     --------
    Total adjustments ................................      83,000      (33,000)
                                                          --------     --------
  Net cash used by operating activities ..............      75,000      (36,000)


Cash flows from investing activities .................           0            0
                                                          --------     --------
  Net cash used by investing activities ..............           0            0

Cash flows from financing activities:
       Advances from Member ..........................           0       44,000
                                                          --------     --------
  Net cash provided by financing activities ..........           0       44,000

  Net increase in cash ...............................      75,000        8,000

Cash at the beginning of the period ..................       5,000        5,000
                                                          --------     --------

Cash at the end of the period ........................    $ 80,000     $ 13,000
                                                          ========     ========

Supplemental disclosures of cash flow information:
        Interest paid ................................    $  3,000     $  1,000
        Taxes paid ...................................    $      0     $      0

                               INFRARESOURCES, LLC
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1998

Note 1. General

        The unaudited financial statements included herein for the Company for the four month periods ended April 30, 1998 and 1997, have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission and include all adjustments which are, in the opinion of management, necessary for a fair presentation. Certain information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and related notes thereto included with this filing for the annual periods ended December 31, 1997 and 1996.

        The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year.

Note 2. Subsequent Events

        During May 1998, the Company was acquired by ClearWorks.net, Inc. in a transaction accounted for as a purchase.

                         INDEPENDENT ACCOUNTANT'S REPORT


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF TEAM RENAISSANCE, INC.:

We have audited the accompanying balance sheet of Team Renaissance, Inc. at December 31, 1997 and the related statements of operations, shareholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of Team Renaissance, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Team Renaissance, Inc. at of December 31, 1997 and the results of their operations, shareholders' deficit, and their cash flows for the year ended December 31, 1997 are in conformity with generally accepted accounting principles.



MCMANUS & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
MORRIS PLAINS, NEW JERSEY

October 4, 1999

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



We consent to the inclusion in this Form 10SB Registration Statement of our report dated October 4, 1999 on our audit of the financial statements of Team Renaissance, Inc. We also consent to the reference to our firm under the caption "Experts".



McManus & Co., P.C.
Certified Public Accountants
Morris Plains, New Jersey

--------------------------------------------------------------------------------
                             TEAM RENAISSANCE, INC.
                                  BALANCE SHEET
                                  DECEMBER 31,
--------------------------------------------------------------------------------

                                     ASSETS

                                                                         1997
                                                                      ---------
CURRENT ASSETS:
   Cash and Cash Equivalents (Note 1) ..........................      $  18,631
   Accounts Receivable - net (Notes 1 & 2) .....................         39,642
                                                                      ---------
      Total Current  Assets ....................................         58,273

PROPERTY AND EQUIPMENT (NOTE 1):
   Computer Equipment ..........................................          7,954
   Furniture & Fixtures ........................................         10,125
   Office Equipment ............................................          5,908
   Less: Accumulated Depreciation ..............................        (10,994)
                                                                      ---------
      Total Property and Equipment .............................         12,993

OTHER ASSETS
   Security Deposits ...........................................          1,030
                                                                      ---------
      Total Other Assets .......................................          1,030
                                                                      ---------

   TOTAL ASSETS ................................................      $  72,296
                                                                      =========

                LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
   Accounts Payable and Accrued Liabilities ....................      $   8,571
   Advance From Shareholder (Note 4) ...........................         69,738
   Notes Payable (Note 3) ......................................         20,812
   Sales Taxes Payable .........................................          4,817
                                                                      ---------
      Total Current Liabilities ................................        103,938

LONG-TERM LIABILITIES: .........................................              0

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 6)

SHAREHOLDERS' DEFICIT:
   Common Stock -- $.01 stated value
      Authorized 1,000,000
      Issued and Outstanding 500,000 ...........................          5,000
   Paid in Capital .............................................         95,000
   Retained Deficit ............................................       (131,642)
                                                                      ---------
      Total Shareholders' Deficit ..............................        (31,642)
                                                                      ---------

   TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT .................      $  72,296
                                                                      =========

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

--------------------------------------------------------------------------------

                             TEAM RENAISSANCE, INC.
                             STATEMENT OF OPERATIONS
                                  DECEMBER 31,

--------------------------------------------------------------------------------

                                                                        1997
                                                                      ---------
NET SALES
   Network Cabling and Wiring .............................           $ 103,048
   Systems Administration .................................             292,025
                                                                      ---------
   Other Income ...........................................              23,058
                                                                      ---------
      Total Sales .........................................             418,131

COST OF GOODS SOLD
   Materials and Supplies .................................             148,801
   Direct  Labor and Related Costs ........................             112,190
      Total Cost of Goods Sold ............................             260,991
                                                                      ---------

GROSS PROFIT ..............................................             157,140
                                                                      ---------

OPERATING EXPENSES
      Salaries and Related Expenses .......................             173,044
      Advertising .........................................               4,868
      Bad Debt ............................................               7,101
      Dues and Subscriptions ..............................                 984
      Equipment ...........................................               2,240
      Insurance ...........................................               1,665
      Miscellaneous .......................................                 668
      Office Expenses .....................................               2,847
      On-line Services ....................................               1,465
      Outside Services ....................................              19,658
      Postage and Delivery ................................                 681
      Printing and Reproduction ...........................                 952
      Professional Fees ...................................               1,504
      Rent - Equipment ....................................               2,949
      Rent - Office .......................................              13,212
      Repairs and Maintenance .............................                 343
      Taxes ...............................................                 763
      Telephone ...........................................               8,079
      Travel and Entertainment ............................              20,407
      Depreciation Expense ................................              10,166

                                                                      ---------
      Total Operating Expenses ............................             273,596

                                                                      ---------
EARNINGS/(LOSS) FROM OPERATIONS
   BEFORE OTHER INCOME/EXPENSES ...........................            (116,456)

OTHER INCOME/(EXPENSES)
   Interest Income ........................................               1,750
   Interest Expense .......................................              (6,443)
                                                                      ---------
      Total Other Income/(Expenses) .......................              (4,693)
                                                                      ---------

NET LOSS ..................................................           $(121,149)
                                                                      =========

--------------------------------------------------------------------------------

                             TEAM RENAISSANCE, INC.
                             STATEMENT OF CASH FLOWS
                                  DECEMBER 31,

--------------------------------------------------------------------------------


                                                                         1997
                                                                      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss .....................................................     $(121,149)

   Adjustments To Reconcile Net Loss To Net Cash
     Used By Operating Activities:
      Depreciation ..............................................        10,166
      (Increase)/Decrease in Accounts Receivable ................         2,349
      (Increase)/Decrease in Prepaid Rent .......................         1,030
      Increase/(Decrease) in Accounts Payable
        and Accrued Liabilities .................................         8,571
      Increase/(Decrease) in Sales Tax Payable ..................         2,276
                                                                      ---------

      Total Adjustments .........................................        24,392
                                                                      ---------

   Net Cash Used By Operating Activities ........................       (96,757)

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of Property and Equipment ........................          (164)
                                                                      ---------

   Net Cash Used By Investing Activities ........................          (164)

CASH FLOWS FROM FINANCING ACTIVITIES
      Increase/(Decrease) in Notes Payable ......................        (5,012)
      Increase/(Decrease) in Advance From Shareholder ...........        69,738
                                                                      ---------

   Net Cash Provided By Financing Activities ....................        64,726

   Net Decrease in Cash .........................................       (32,195)

CASH AT THE BEGINNING OF THE YEAR ...............................        50,826
                                                                      ---------

CASH AT THE END OF THE YEAR .....................................     $  18,631
                                                                      =========


      Supplemental Disclosures of Cash Flow Information:
      Net cash paid during the year for:
         Interest ...............................................     $   6,443
         Income Taxes ...........................................     $       0

--------------------------------------------------------------------------------------------------------------------------------
                                                      TEAM RENAISSANCE, INC.
                                            STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
--------------------------------------------------------------------------------------------------------------------------------
                                                                                 ADDITIONAL                           TOTAL
          DECEMBER 31, 1996                     COMMON             COMMON         PAID IN          RETAINED       SHAREHOLDERS'
        TO DECEMBER 31, 1997                STOCK (SHARES)         STOCK          CAPITAL          DEFICIT     EQUITY / (DEFICIT)
----------------------------------------    -------------        ---------      ----------        ---------    -----------------

December 31, 1996 ......................          500,000        $   5,000        $  95,000       $ (10,493)         $  89,507
                                                ---------        ---------        ---------       ---------          ---------


Net Loss as of December 31, 1997 .......                0                0                0        (121,149)          (121,149)
                                                ---------        ---------        ---------       ---------          ---------

Total Shareholders' Equity/(Deficit)
As Of December 31, 1997 .......                   500,000        $   5,000        $  95,000       $(131,642)         $ (31,642)
                                                =========        =========        =========       =========          =========

                             TEAM RENAISSANCE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1997



NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

    Team Renaissance, Inc. (the Company), incorporated as a Texas corporation and commenced operations on January 26, 1996. The Company is a leading provider of business and information technology solutions.

A)  Cash and Cash Equivalents

    At December 31, 1997, the Company has $8,631 in cash located in non-interest bearing accounts. Additionally, the Company has a $10,000, three-month certificate of deposit bearing interest at approximately 3.5%.

B)  Accounts Receivable

    The Company reserves for uncollectable accounts through an allowance for doubtful accounts. For the year ended December 31, 1997, a reserve of $7,101 existed.

C)  Property and Equipment

    Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting purposes. The recovery classifications for these assets are listed as follows:

                                            YEARS
                                            -----
            COMPUTER EQUIPMENT                3
            OFFICE EQUIPMENT                  3
            FURNITURE AND FIXTURES            7

      Expenditures for maintenance and repairs are charged against income as incurred and major improvements are capitalized.

D)  Income Taxes

    The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carry-back as a deduction. Instead, the stockholders are liable for individual federal income taxes on their respective shares of income and include their respective shares of the Company's net operating loss on their individual income tax returns.

E)  Impairment of Long Lived Assets

      The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis. An impairment loss would be recognized when the estimated non-discounted future cash flows are less than the carrying amount of the asset. If an asset deemed to be impaired, the asset's recorded value would be reduced to fair value. In determining the amount of the charge to be recorded, the following methods would be utilized to determine fair value:

            1) Quoted market prices in active markets.
            2) Estimate based on prices of similar assets.
            3) Estimate based on variation techniques.

      At December 31, 1997, no impairment existed.

                             TEAM RENAISSANCE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1997




NOTE 1 -BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

F)  Advertising and Promotion

    All advertising related costs are expensed as incurred. The Company does not incur any cost for direct-response advertising. For the year ended December 31, 1997, the Company had expensed $4,868.

G)  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H)  Comprehensive Income

    There were no items of other comprehensive income in 1997, and, thus, net income is equal to comprehensive income.


NOTE 2 - ACCOUNTS RECEIVABLE:

    Accounts receivable consists of the following:
                                                                 DECEMBER 31,
                                                                 -----------
                                                                     1997
                                                                 -----------
    Accounts Receivable ...............................            $ 46,743
    Allowance for Doubtful Accounts ...................              (7,101)
                                                                   --------
    Net Accounts Receivable ...........................            $ 39,642
                                                                   ========


NOTE 3 - NOTES PAYABLE:
                                                                 DECEMBER 31,
                                                                 -----------
                                                                     1997
                                                                 -----------
    Note payable to Independence Bank bearing
    interest at 10.25%; payable $662 monthly
    until Jan. 1998 with balance due Feb. 1998  .................  $ 20,812
                                                                   --------
         Total ..................................................    20,812
         Less Current Portion of
           Long - Term Debt .....................................    20,812
                                                                   --------
         Total Long - Term Debt .................................   $ - 0 -
                                                                   ========
               Future minimum payments are as follows:
                 1998 ...........................................   $20,812

                             TEAM RENAISSANCE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


NOTE 4  - ADVANCE FROM SHAREHOLDER:

    M. Callihan (President and majority shareholder of the Company) has advanced the Company $69,738.


NOTE 5  - SIGNIFICANT CUSTOMERS:

    The Company had gross revenues of $418,131 for the year ended December 31, 1997. The following parties individually represent more than ten percent of these revenues.

                                                DECEMBER 31, 1997
                                           --------------------------
        CUSTOMER                            AMOUNT         PERCENTAGE
                                           --------        ----------
        101.............................   $131,743           31.3%
        Wiltel Communications...........   $ 72,233           17.2%


NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES:

    The Company now leases its primary office space for $1,110 per month under a non-cancelable three-year lease expiring March 10, 1999. This lease rate increases approximately 7.5% per year. For the year ended December 31, 1997, rental expense of $13,212 was incurred.

       Future minimum payments under this lease agreement are as follows:

              DECEMBER 31,                        AMOUNT
              ------------                        ------
                  1998                           $14,040
                  1999                             3,570
                                                 -------
                 Totals                          $17,610
                                                 =======


NOTE 7 - SUBSEQUENT EVENTS:

    During May 1999, the Company was acquired by Clearworks.net, Inc. in a transaction accounted for as a purchase.

    Subsequent to December 31, 1997, in regards to the acquisition by Clearworks.net, Inc., the management of Clearworks.net, Inc. has questioned the validity of the account "Advance From Shareholder". As a result, this account is under negotiations.

--------------------------------------------------------------------------------

                             TEAM RENAISSANCE, INC.
                                  BALANCE SHEET
                                  DECEMBER 31,
                                   (UNAUDITED)
--------------------------------------------------------------------------------

                                     ASSETS

                                                                  1996
                                                               ---------
CURRENT ASSETS:
   Cash and Cash Equivalents ............................      $  50,826
   Accounts Receivable - net ............................         41,991
                                                               ---------
      Total Current Assets ..............................         92,817

PROPERTY AND EQUIPMENT:
   Computer Equipment ...................................          7,854
   Furniture & Fixtures .................................         10,125
   Office Equipment .....................................          5,844
   Less: Accumulated Depreciation .......................           (828)
                                                               ---------
      Total Property and Equipment ......................         22,995
OTHER ASSETS
   Security Deposits ....................................          2,060
                                                               ---------
      Total Other Assets ................................          2,060

                                                               ---------
   TOTAL ASSETS .........................................      $ 117,872
                                                               =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Note Payable .........................................      $   5,012
   Sales Taxes Payable ..................................          2,541
                                                               ---------
      Total Current Liabilities .........................          7,553

LONG - TERM LIABILITIES: ................................         20,812

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
   Common Stock  - $.01 stated value
      Authorized 1,000,000
      Issued and Outstanding 500,000 ....................          5,000
   Paid in Capital ......................................         95,000
   Retained Deficit .....................................        (10,493)
                                                               ---------
      Total Shareholders' Equity ........................         89,507

                                                               ---------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...........      $ 117,872
                                                               =========

--------------------------------------------------------------------------------
                             TEAM RENAISSANCE, INC.
                             STATEMENT OF OPERATIONS
                JANUARY 26, 1996 (INCEPTION) TO DECEMBER 31, 1996
                                   (UNAUDITED)
--------------------------------------------------------------------------------

NET SALES
   Network Cabling and Wiring ..........................       $  59,200
   Systems Administration ..............................         345,307
   Other Income ........................................           3,017
                                                               ---------
      Total Sales ......................................         407,524
                                                               ---------

COST OF GOODS SOLD
   Materials and Supplies ..............................          54,230
   Direct Labor and Related Costs ......................         174,773
                                                               ---------
      Total Cost of Goods Sold .........................         229,003
                                                               ---------

GROSS PROFIT ...........................................         178,521
                                                               ---------

OPERATING EXPENSES
   Salaries and Related Expenses .......................         133,769
   Advertising .........................................           1,581
   Dues and Subscriptions ..............................             182
   Insurance ...........................................             815
   Miscellaneous .......................................             360
   Office Expenses .....................................           5,487
   On-line Services ....................................             433
   Outside Services ....................................           3,791
   Postage and Delivery ................................             587
   Printing and Reproduction ...........................              36
   Professional Fees ...................................           1,490
   Rent - Equipment ....................................           2,959
   Rent - Office .......................................          12,029
   Repairs and Maintenance .............................              49
   Taxes ...............................................           1,218
   Telephone ...........................................           5,944
   Travel and Entertainment ............................          15,014
   Depreciation Expense ................................             828
                                                               ---------
      Total Operating Expenses .........................         186,572
                                                               ---------

LOSS FROM OPERATIONS BEFORE
   OTHER INCOME/EXPENSE ................................          (8,051)

OTHER INCOME/(EXPENSE)
   Interest Expense ....................................          (2,442)
                                                               ---------
      Total Other Income/(Expenses) ....................          (2,442)

                                                               ---------
NET LOSS ...............................................       $ (10,493)
                                                               =========

--------------------------------------------------------------------------------

                             TEAM RENAISSANCE, INC.
                             STATEMENT OF CASH FLOWS
                  JANUARY 26, 1996 (INCEPTION) TO DECEMBER 31,

--------------------------------------------------------------------------------

                                                                         1996
                                                                       ---------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss .....................................................     $ (10,493)

Adjustments To Reconcile Net Loss To Net Cash
   Used By Operating Activities:
      Depreciation ..............................................           828
      Increase in Accounts Receivable ...........................       (41,991)
      Increase in Security Deposits .............................        (2,060)
      Increase in Sales Tax Payable .............................         2,541
                                                                      ---------
      Total Adjustments .........................................       (40,682)
                                                                      ---------

   Net Cash Used By Operating Activities ........................       (51,175)

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of Property and Equipment ........................       (23,823)
                                                                      ---------

   Net Cash Used By Investing Activities ........................       (23,823)

CASH FLOWS FROM FINANCING ACTIVITIES
      Increase in Notes Payable .................................        25,824
      Issuance of common stock ..................................       100,000
                                                                      ---------

   Net Cash Provided By Financing Activities ....................       125,824

   Net Decrease in Cash .........................................        50,826

CASH AT THE BEGINNING OF THE PERIOD .............................             0
                                                                      ---------

CASH AT THE END OF THE YEAR .....................................        50,826
                                                                      =========


      Supplemental Disclosures of Cash Flow Information:
      Net cash paid during the year for:

         Interest ...............................................     $   2,442
         Income Taxes ...........................................     $       0

--------------------------------------------------------------------------------
                             TEAM RENAISSANCE, INC.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------

 JANUARY 26, 1996 (INCEPTION)             COMMON           COMMON          PAID IN          RETAINED       SHAREHOLDERS'
 TO DECEMBER 31, 1996                 STOCK (SHARES)       STOCK           CAPITAL          DEFICIT            EQUITY
--------------------------------      -------------      ---------        ---------        ---------       ------------
Issuance of common stock .......          500,000        $   5,000        $  95,000        $      --         $ 100,000

Net Loss as of December 31, 1996                0                0                0          (10,493)          (10,493)

                                        ---------        ---------        ---------        ---------         ---------

Total Shareholders' Equity
As Of December 31, 1996 ........          500,000        $   5,000        $  95,000        $ (10,493)        $  89,507
                                        =========        =========        =========        =========         =========

                             TEAM RENAISSANCE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1996


NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

      Team Renaissance, Inc. (the Company), incorporated as a Texas corporation and commenced operations on January 26, 1996. The Company is a leading provider of business and information technology solutions.

A)    Cash and Cash Equivalents

      At December 31, 1996, the Company has $40,826 in cash located in non-interest bearing accounts. Additionally, the Company has a $10,000, three-month certificate of deposit bearing interest at approximately 3.5%.

B)    Accounts Receivable

      The Company reserves for uncollectable accounts through an allowance for doubtful accounts. For the year ended December 31, 1996, there was no reserve for uncollectable accounts.

C)    Property and Equipment

      Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting purposes. The recovery classifications for these assets are listed as follows:

                                            YEARS
                                            -----
            COMPUTER EQUIPMENT.............   3
            OFFICE EQUIPMENT...............   3
            FURNITURE AND FIXTURES.........   7

      Expenditures for maintenance and repairs are charged against income as incurred and major improvements are capitalized.

D)    Income Taxes

      The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carry-back as a deduction. Instead, the stockholders are liable for individual federal income taxes on their respective shares of income and include their respective shares of the Company's net operating loss on their individual income tax returns.

E)    Impairment of Long Lived Assets

      The Company evaluates the carrying value of long-lived assets and identifiable intangible

                             TEAM RENAISSANCE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1996


NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

      assets for potential impairment on an ongoing basis. An impairment loss would be recognized when the estimated non-discounted future cash flows are less than the carrying amount of the asset. Assets found to be impaired are reduced to fair value. At December 31, 1996, no impairment exists.

F)    Advertising and Promotion

      All advertising related costs are expensed as incurred. The Company does not incur any cost for direct-response advertising. For the year ended December 31, 1996, the Company had expensed $1,581.

G)    Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H)    Comprehensive Income

      There were no items of other comprehensive income in 1996, and, thus, net income is equal to comprehensive income.


NOTE 2 - ACCOUNTS RECEIVABLE:

      Accounts receivable consists of the following:

                                                            DECEMBER 31,
                                                                1996
                                                          ---------------

      Accounts Receivable ................................    $41,991
      Allowance for Doubtful Accounts ....................          0
                                                              -------
      Net Accounts Receivable ............................    $41,991
                                                              =======

                             TEAM RENAISSANCE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1996


NOTE 3 - NOTES PAYABLE:
                                                      DECEMBER 31,
                                                         1996
                                                     -------------
      Note payable to Independence Bank bearing
      interest at 10.25%; payable $662 monthly
      until Jan. 1998 with balance due Feb. 1998.       $25,824
                                                        -------

            Total ...................................    25,824
            Less Current Portion of
               Long - Term Debt .....................     5,012
                                                        -------
            Total Long - Term Debt ..................   $20,812
                                                        =======


                     Future minimum payments are as follows:

                        1997.................   $ 5,012
                        1998.................   $20,812


NOTE 4  - SIGNIFICANT CUSTOMERS:

      The Company had gross revenues of $407,524 for the year ended December 31, 1996. The following parties individually represent more than ten percent of these revenues.

                                                       DECEMBER 31, 1996
         CUSTOMER                                     AMOUNT    PERCENTAGE
         --------                                    --------   ----------
         Computer Software (Canada) Inc. .......     $ 42,530        10.4%
         Huntsman Chemical Corporation .........     $223,750        54.9%


NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES:

      The Company now leases its primary office space for $1,110 per month under a non-cancelable three-year lease expiring March 10, 1999. This lease rate increases approximately 7.5% per year. For the year ended December 31, 1996, rental expense of $12,029 was incurred.

       Future minimum payments under this lease agreement are as follows:

                     DECEMBER 31,                    AMOUNT
                     ------------                   -------
                         1997...................    $13,212
                         1998...................    $14,040
                         1999...................      3,570
                                                    -------
                            Totals..............    $30,822
                                                    =======

                             TEAM RENAISSANCE, INC.
                                 BALANCE SHEETS
                                   (UNAUDITED)



          ASSETS                                APRIL 30, 1998    APRIL 30, 1997
                                                --------------    --------------

Current assets:
  Cash ...................................         $   3,000        $  21,000
  Accounts receivable, net ...............            42,000           64,000
                                                   ---------        ---------
                                                      45,000           85,000
                                                   ---------        ---------
  Property and equipment:
     Computer equipment ..................             8,000            8,000
      Furniture and fixtures .............            10,000           10,000
     Office equipment ....................             6,000            6,000
                                                   ---------        ---------
                                                      24,000           24,000
  Accumulated depreciation ...............           (14,000)          (4,000)
                                                   ---------        ---------
                                                      10,000           20,000
                                                   ---------        ---------

  Other assets:
     Security deposit ....................             1,000            1,000
                                                   ---------        ---------
                                                       1,000            1,000
                                                   ---------        ---------

                                                   $  56,000        $ 106,000
                                                   =========        =========

          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable, trade ................         $  40,000        $   5,000
  Advance from Shareholder ...............            80,000                0
  Current maturities of long-term debt ...            19,000            5,000
  Sales taxes payable ....................             4,000            2,000
                                                   ---------        ---------

                                                     143,000           12,000
                                                   ---------        ---------
Long-term debt, net of current
 maturities ..............................                 0           19,000
                                                   ---------        ---------

Shareholders' equity (deficit):
   Common stock, $.01 stated value;
     1,000,000 shares authorized;
     500,000 and 500,000 shares
     issued and outstanding at April 30, 1998
     and 1997, respectively ..............             5,000            5,000
  Paid-in capital ........................            95,000           95,000
  Retained earnings (deficit) ............          (187,000)         (26,000)
                                                   ---------        ---------
                                                     (87,000)          75,000
                                                   ---------        ---------

                                                   $  56,000        $ 106,000
                                                   =========        =========

                             TEAM RENAISSANCE, INC.
                            STATEMENTS OF OPERATIONS
                FOR THE FOUR MONTHS ENDED APRIL 30, 1998 AND 1997
                                   (UNAUDITED)


                                                        1998             1997
                                                     ---------        ---------

Revenues .....................................       $ 145,000        $ 170,000

Cost of goods sold:
  Materials and supplies .....................          53,000           49,000
  Direct labor and related costs .............          76,000           74,000
                                                     ---------        ---------
                                                       129,000          123,000
                                                     ---------        ---------

Gross profit .................................          16,000           47,000
                                                     ---------        ---------

Selling, general and administrative:
  Salaries and related expenses ..............          42,000           42,000
  Advertising and promotion ..................           1,000            1,000
  Rent expense ...............................           4,000            4,000
  Other office expenses ......................          17,000           11,000
  Depreciation ...............................           3,000            3,000
                                                     ---------        ---------
                                                        67,000           61,000
                                                     ---------        ---------
Loss from operations before
  interest expense ...........................         (51,000)         (14,000)

Interest expense .............................          (4,000)          (2,000)
                                                     ---------        ---------

Net loss .....................................       $ (55,000)       $ (16,000)
                                                     =========        =========

                             TEAM RENAISSANCE, INC.
                            STATEMENTS OF CASH FLOWS
                FOR THE FOUR MONTHS ENDED APRIL 30, 1998 AND 1997
                                   (UNAUDITED)



                                                           1998          1997
                                                         --------      --------
Cash flows from operating activities:
  Net loss .........................................     $(55,000)     $(16,000)
                                                         --------      --------
  Adjustments to reconcile net loss to net cash
    used by operating activities:
       Depreciation ................................        3,000         3,000
       Increase in accounts receivable .............       (2,000)      (22,000)
       Decrease in deposits ........................            0         1,000
       Increase in accounts payable ................       30,000         5,000
       Increase in sales taxes payable .............        1,000             0
                                                         --------      --------
    Total adjustments ..............................       32,000       (13,000)
                                                         --------      --------
  Net cash used by operating activities ............      (23,000)      (29,000)

Cash flows from investing activities:
       Purchase of property and equipment ..........            0             0
                                                         --------      --------
  Net cash used by investing activities ............            0             0

Cash flows from financing activities:
       Repayments of notes payable .................       (2,000)       (1,000)
       Advance from Shareholder ....................       10,000             0
                                                         --------      --------
  Net cash provided (used) by financing activities .        8,000        (1,000)

  Net decrease in cash .............................      (15,000)      (30,000)

Cash at the beginning of the period ................       18,000        51,000
                                                         --------      --------

Cash at the end of the period ......................     $  3,000      $ 21,000
                                                         ========      ========
Supplemental disclosures of cash flow
    Information:
        Interest paid ..............................     $  4,000      $  2,000
        Taxes paid .................................     $      0      $      0

                             TEAM RENAISSANCE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                 April 30, 1998


Note 1. General

        The unaudited financial statements included herein for the Company for the four month periods ended April 30, 1998 and 1997 have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission and include all adjustments which are, in the opinion of management, necessary for a fair presentation. Certain information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and related notes thereto included with this filing for the annual period ended December 31, 1997.

        The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year.

Note 2. Subsequent Events

        During May 1998, the Company was acquired by ClearWorks.net in a transaction accounted for as a purchase.

                         INDEPENDENT ACCOUNTANT'S REPORT


TO THE PRINCIPAL OF VIDATEL COMMUNICATIONS:

We have audited the accompanying balance sheet of Vidatel Communications. at December 31, 1997 and the related statements of operations, owner's equity, and cash flows for the period September 3, 1997 (date of inceptions) to December 31, 1997. These financial statements are the responsibility of Vidatel Communication's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Vidatel Communications at of December 31, 1997 and the results of their operations, owner's equity, and their cash flows for the period ended December 31, 1997 are in conformity with generally accepted accounting principles.





MCMANUS & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
MORRIS PLAINS, NEW JERSEY

October 16, 1999

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



We consent to the inclusion in this Form 10-SB Registration Statement of our report dated October 16, 1999 on our audit of the financial statements of Vidatel Communications. We also consent to the reference to our firm under the caption "Experts".





McManus & Co., P.C.
Certified Public Accountants
Morris Plains, New Jersey

                             VIDATEL COMMUNICATIONS
                                 BALANCE SHEET
                               DECEMBER 31, 1997

                                     ASSETS

CURRENT ASSETS:
  Cash ..........................................................      $    310
  Accounts Receivable - net (Notes 1 & 2) .......................        22,417
                                                                       --------
    Total Current Assets ........................................        22,727
                                                                       --------
PROPERTY AND EQUIPMENT: (NOTE 1)
  Automobiles ...................................................        32,738
  Computers and Equipment .......................................         1,562
  Machinery and Equipment .......................................         6,000
  Office Equipment ..............................................           593
    Less: Accumulated Depreciation ..............................        (2,796)
                                                                       --------
    Total Property and Equipment ................................        38,097
                                                                       --------
  TOTAL ASSETS ..................................................      $ 60,824
                                                                       ========

                         LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES:
  Accounts Payable and Accrued Expenses .........................      $ 10,055
  Notes Payable (Note 4) ........................................         3,473
  Sales Tax Payable .............................................         2,293
                                                                       --------
    Total Current Liabilities ...................................        15,821
                                                                       --------
LONG-TERM LIABILITIES:
  Notes Payable (Note 4) ........................................        18,072
                                                                       --------
      Total Long-Term Liabilities ...............................        18,072
                                                                       --------
  Total Liabilities .............................................        33,893
                                                                       --------
OWNER'S EQUITY
  Owner's Equity ................................................        26,931
                                                                       --------
      Total Owner's Equity ......................................        26,931
                                                                       --------
    TOTAL LIABILITIES AND OWNER'S EQUITY ........................      $ 60,824
                                                                       ========


  See accompanying notes to the financial statements.

                             VIDATEL COMMUNICATIONS
                   STATEMENT OF OPERATIONS AND OWNER'S EQUITY
   FOR THE PERIOD SEPTEMBER 3, 1997 (DATE OF INCEPTION) TO DECEMBER 31, 1997


INCOME:
  Revenues .....................................................     $64,900

  Less: Cost of Goods Sold .....................................      37,155
                                                                     -------
    Gross Profit ...............................................      27,745
                                                                     -------
GENERAL AND ADMINISTRATIVE EXPENSES:
  Automobile Expense ...........................................       1,068
  Equipment Rental .............................................         441
  Insurance Expense ............................................       1,007
  Office Expenses ..............................................         635
  Postage and Delivery .........................................          89
  Printing and Reproduction ....................................         373
  Professional Fees ............................................         150
  Repairs and Maintenance ......................................         171
  Supplies .....................................................         413
  Telephone and Utilities ......................................         392
  Travel and Entertainment .....................................         775
  Depreciation .................................................       2,796
                                                                     -------
    Total General and Administrative Expenses ..................       8,310
                                                                     -------

EARNINGS BEFORE OTHER EXPENSES .................................      19,435

OTHER EXPENSES
  Interest Expense .............................................         829
                                                                     -------
    Total Other Expenses .......................................         829

NET INCOME .....................................................      18,606

OWNER'S EQUITY-BEGINNING OF PERIOD .............................           0

  Capital Contributions ........................................       8,325
                                                                     -------
OWNER'S EQUITY-END OF PERIOD ...................................     $26,931
                                                                     =======


  See accompanying notes to the financial statements.

                             VIDATEL COMMUNICATIONS
                            STATEMENT OF CASH FLOWS
    FOR THE PERIOD SEPTEMBER 3, 1997 (DATE OF INCEPTION) TO DECEMBER 31, 1997


OPERATING ACTIVITIES:
  Net Income ....................................................      $ 18,606
  Adjustments to Reconcile Net Income to Net
    Cash Used by Operating Activities:
      Depreciation ..............................................         2,796
      Increase in Accounts Receivable ...........................       (22,417)
      Increase in Accounts Payable and Accrued Expenses .........        10,055
      Increase in Sales Tax Payable .............................         2,293
                                                                       --------
        Net Cash Provided by Operating Activities ...............        11,333
                                                                       --------
INVESTING ACTIVITIES:
  Purchase of Property and Equipment ............................       (40,893)
                                                                       --------
        Net Cash Used for Investing Activities ..................       (40,893)
                                                                       --------
FINANCING ACTIVITIES:
  Increase in Notes Payable .....................................        21,545
  Capital Contributions .........................................        20,259
  Owner's Draw ..................................................       (11,934)
                                                                       --------
        Net Cash Provided by Financing Activities ...............        29,870
                                                                       --------
  Net Increase In Cash ..........................................           310

  Cash Beginning of Period ......................................             0
                                                                       --------
  Cash End of Period ............................................      $    310
                                                                       ========

  Additional Disclosure of Operating Cash Flow

       Cash paid during the period ended December 31, 1997

            Interest Expense .....................    $   829
            Income Taxes .........................    $     0


  See accompanying notes to the financial statements.

                             VIDATEL COMMUNICATIONS
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

      Vidatel Communications (the Company), was organized as a sole proprietorship and commenced operations on September 3, 1997. The Company is a leading provider of business and information technology solutions.

A)    Accounts Receivable

      The Company reserves for uncollectible accounts through an allowance for doubtful accounts. For the period ended December 31, 1997, no reserve existed.

B)    Property and Equipment

      Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting purposes. The recovery classifications for these assets are listed as follows:

                                            YEARS
                                            -----
            AUTOMOBILES....................   5
            COMPUTERS AND EQUIPMENT........   3
            MACHINERY AND EQUIPMENT........   5
            OFFICE EQUIPMENT...............   7

      Expenditures for maintenance and repairs are charged against income as incurred and major improvements are capitalized.

C)    Income Taxes

      The Company was organized as a sole proprietorship. Under the corresponding provisions, the Company does not pay federal corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carry-back as a deduction. Rather, the principals are liable for individual federal income taxes on their respective interests of income and include their respective interests of the Company's net operating loss on their individual income tax returns.

D)    Impairment of Long Lived and Identifiable Intangible Assets

      The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis. An impairment loss would be recognized when the estimated non-discounted future cash flows are less than the carrying amount of the asset. If an asset were deemed to be impaired, the asset's recorded value would be reduced to fair value. In determining the amount of the charge to be recorded, the following methods would be utilized to determine fair value:

          1)    Quoted market prices in active markets.
          2)    Estimate based on prices of similar assets.
          3)    Estimate based on valuation techniques.

      As of December 31, 1997 no impairment exists.

                             VIDATEL COMMUNICATIONS
                       NOTES TO THE FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

E)    Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2 - ACCOUNTS RECEIVABLE:

      Accounts receivable consist of the following:

                                                           DECEMBER 31,
                                                               1997
                                                           ------------
      Accounts Receivable ................................    $22,417
      Allowance for Doubtful Accounts ....................      - 0 -
                                                              -------
      Net Accounts Receivable ............................    $22,417
                                                              =======

NOTE 3  - SIGNIFICANT CUSTOMERS:

      The Company had gross revenues of $64,900 for the year ended December 31, 1997. The following parties individually represent a greater than ten percent of these revenues.

                                                        DECEMBER 31, 1997
                                                      ---------------------
      CUSTOMER                                         AMOUNT    PERCENTAGE
      --------                                        -------    ----------
      Baker Hughes/Western Atlas ..............       $37,970       58.5 %
      Com Tel Communications ..................         8,225       12.7 %
      Danny Daniels ...........................         9,768       15.1 %


NOTE 4 - NOTES PAYABLE:

      Note payable to Planet Ford bearing interest
      at 13.46%, due $513.33 monthly until
      September 2002.                           $21,545
                                                -------

                Total........................    21,545
                Less Current Portion of
                  Long-Term Debt.............     3,473
                                                -------
                Total Long-Term Debt.........   $18,072
                                                =======

                             VIDATEL COMMUNICATIONS
                       NOTES TO THE FINANCIAL STATEMENTS
                               DECEMBER 31, 1997


NOTE 5 - SUBSEQUENT EVENTS:

      Subsequent to December 31, 1997, Clearworks.net, Inc has acquired the Company's assets.

                             VIDATEL COMMUNICATIONS
                                 BALANCE SHEETS
                                   (UNAUDITED)

          ASSETS                             OCTOBER 31, 1998     OCTOBER 31, 1997
                                             -----------------    -----------------
Current assets:
  Cash ...................................   $           2,000    $           1,000
  Accounts receivable ....................               1,000                    0
                                             -----------------    -----------------
                                                         3,000                1,000
                                             -----------------    -----------------
  Property and equipment:
     Equipment ...........................              40,000               39,000
     Furniture and fixtures ..............               2,000                2,000
                                             -----------------    -----------------
                                                        42,000               41,000
  Accumulated depreciation ...............              (6,000)                   0
                                             -----------------    -----------------
                                                        36,000               41,000
                                             -----------------    -----------------
Other assets .............................                   0                    0
                                             -----------------    -----------------
                                                             0                    0
                                             -----------------    -----------------
                                             $          39,000    $          42,000
                                             =================    =================
          LIABILITIES AND OWNER'S EQUITY

Current liabilities:
  Accounts payable, trade ................   $           7,000    $               0
  Current maturities of long-term debt ...               3,000                4,000
  Sales taxes payable ....................               1,000                    0
                                             -----------------    -----------------
                                                        11,000                4,000
                                             -----------------    -----------------
Long-term debt, net of current
 maturities ..............................              14,000               17,000
                                             -----------------    -----------------
Owner's equity ...........................              14,000               21,000
                                             -----------------    -----------------
                                                        14,000               21,000
                                             -----------------    -----------------
                                             $          39,000    $          42,000
                                             =================    =================

                             VIDATEL COMMUNICATIONS
                            STATEMENTS OF OPERATIONS
                  FOR THE TEN MONTHS ENDED OCTOBER 31, 1998 AND
         THE PERIOD SEPTEMBER 3, 1997 (INCEPTION) THRU OCTOBER 31, 1997
                                   (UNAUDITED)

                                                        1998              1997
                                                      --------          --------
Revenues ...................................          $200,000          $ 11,000

Cost of goods sold .........................           139,000             9,000
                                                      --------          --------
Gross profit ...............................            61,000             2,000
                                                      --------          --------
Selling, general and
  administrative:
  Insurance ................................             1,000                 0
  Rent expense .............................             2,000                 0
  Other office expenses ....................             8,000             1,000

  Depreciation .............................             3,000                 0
                                                      --------          --------
                                                        14,000             1,000
                                                      --------          --------
Income  from operations
  before interest expense ..................            47,000             1,000

Interest expense ...........................             1,000                 0
                                                      --------          --------
Net income .................................          $ 46,000          $  1,000
                                                      ========          ========

                             VIDATEL COMMUNICATIONS
                            STATEMENTS OF CASH FLOWS
                  FOR THE TEN MONTHS ENDED OCTOBER 31, 1998 AND
         THE PERIOD SEPTEMBER 3, 1997 (INCEPTION) THRU OCTOBER 31, 1997
                                   (UNAUDITED)


                                                            1998         1997
                                                          --------     --------
Cash flows from operating activities:
  Net income .........................................    $ 46,000     $  1,000
                                                          --------     --------
  Adjustments to reconcile net income to net
    cash provided by operating activities:
       Depreciation ..................................       3,000            0
       Decrease in accounts receivable ...............      20,000            0
       Decrease in accounts payable ..................      (4,000)           0
       Decrease  in sales taxes payable ..............      (2,000)           0
                                                          --------     --------
    Total adjustments ................................      17,000            0
                                                          --------     --------
  Net cash provided operating
    activities .......................................      63,000        1,000

Cash flows from investing activities:
       Purchase of property and equipment ............           0      (40,000)
                                                          --------     --------
  Net cash used by investing activities ..............           0      (40,000)

Cash flows from financing activities:
       Capital contributions .........................           0       19,000
       Owner's draw ..................................     (59,000)           0
       Increase in borrowings ........................           0       21,000
       Repayment of notes payable ....................      (2,000)           0
                                                          --------     --------
  Net cash provided (used) by
    financing activities .............................     (61,000)      40,000

  Net increase in cash ...............................       2,000        1,000

Cash at the beginning of the period ..................           0            0
                                                          --------     --------
Cash at the end of the period ........................    $  2,000     $  1,000
                                                          ========     ========
Supplemental disclosures of cash flow Information:
        Interest paid ................................    $  1,000     $      0
        Taxes paid ...................................    $      0     $      0

                             VIDATEL COMMUNICATIONS
                          NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1998

Note 1.     General

      The unaudited financial statements included herein for the Company for the ten months ended October 31, 1998 and period inception (September 3, 1997) to October 31, 1997 have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission and include all adjustments which are, in the opinion of management, necessary for a fair presentation. Certain information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and related notes thereto included with this filing for the annual period ended December 31, 1997.

      The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year.

Note 2.     Subsequent Events

      During November 1998, the Company was acquired by ClearWorks.net, Inc.in a transaction accounted for as a purchase.

                       ARCHER MICKELSON TECHNOLOGIES, LLC.
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1998



                              MCMANUS & CO., P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                        MORRIS PLAINS, NEW JERSEY 07950

                        [MCMANUS & CO., P.C. LETTERHEAD]


                         INDEPENDENT ACCOUNTANT'S REPORT


TO THE BOARD OF DIRECTORS AND MEMBERS
OF ARCHER MICKELSON TECHNOLOGIES, LLC.:

We have audited the accompanying balance sheet of Archer Mickelson Technologies, LLC. at December 31, 1998 and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Archer Mickelson Technologies, LLC.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Archer Mickelson Technologies, LLC. as of December 31, 1998 and the results of their operations, members' equity, and their cash flows for the year ended December 31, 1998 are in conformity with generally accepted accounting principles.



/S/ MCMANUS & CO.
MCMANUS & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
MORRIS PLAINS, NEW JERSEY

September 22, 1999

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



We consent to the inclusion in this Form 10SB Registration Statement of our report dated September 22, 1999 on our audit of the financial statements of Archer Mickelson Technologies, LLC. We also consent to the reference to our firm under the caption "Experts".



McManus & Co., P.C.
Certified Public Accountants
Morris Plains, New Jersey

--------------------------------------------------------------------------------

                       ARCHER MICKELSON TECHNOLOGIES, LLC.
                                  BALANCE SHEET
                                DECEMBER 31, 1998

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                     ASSETS
--------------------------------------------------------------------------------

CURRENT ASSETS:
  Cash ........................................................       $  17,876
  Accounts Receivable - net (Note 2) ..........................          89,144
  Due From Members ............................................           2,148
  Income Tax Receivable .......................................           1,838
                                                                      ---------
     Total Current Assets .....................................         111,006
                                                                      ---------
PROPERTY AND EQUIPMENT:(NOTE 1)
  Equipment ...................................................          14,507
  Furniture and Fixtures ......................................           2,915
     Less: Accumulated Depreciation ...........................          (7,314)
                                                                      ---------
     Total Property and Equipment .............................          10,108
                                                                      ---------
OTHER ASSETS:
  Security Deposits ...........................................           1,665
  Organization Costs (Note 1) .................................             221
     Less: Accumulated Amortization ...........................            (221)
                                                                      ---------
     Total Other Assets .......................................           1,665
                                                                      ---------
  TOTAL ASSETS ................................................       $ 122,779
                                                                      =========

--------------------------------------------------------------------------------
                 LIABILITIES AND MEMBER'S EQUITY
--------------------------------------------------------------------------------

CURRENT LIABILITIES:
  Accounts Payable and Accrued Expenses .......................       $  26,561
  Deferred Tax Liability (Notes 1 & 4) ........................           4,592
  Sales Tax Payable ...........................................           3,315
  Payroll Taxes Payable .......................................           7,067
  Notes Payable (Note 3) ......................................           8,199
                                                                      ---------
     Total Current Liabilities ................................          49,734
                                                                      ---------
NON - CURRENT LIABILITIES: ....................................               0

     Total Liabilities ........................................          49,734
                                                                      ---------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 6)

MEMBER'S EQUITY
  Member's Equity .............................................          73,045
                                                                      ---------
     Total Member's Equity ....................................          73,045
                                                                      ---------
  TOTAL LIABILITIES AND MEMBER'S EQUITY .......................       $ 122,779
                                                                      =========

See accompanying notes to financial statements.

--------------------------------------------------------------------------------

                       ARCHER MICKELSON TECHNOLOGIES, LLC.
                   STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1998

--------------------------------------------------------------------------------


INCOME:
  Revenues ...................................................        $1,051,498

  Less: Cost of Goods Sold ...................................           718,505
                                                                      ----------
    Gross Profit .............................................           332,993
                                                                      ----------

GENERAL AND ADMINISTRATIVE EXPENSES:
  Automobile .................................................             2,094
  Contributions ..............................................             3,090
  Freight ....................................................               490
  Insurance Expense ..........................................            15,479
  Interest Expense ...........................................             1,136
  Miscellaneous ..............................................             2,578
  Office Expenses ............................................            11,117
  Payroll and Associated Costs ...............................           198,721
  Postage and Delivery .......................................               596
  Rent Expense ...............................................             7,232
  Repairs and Maintenance ....................................             3,834
  Taxes - Other ..............................................               171
  Telephone and Utilities ....................................            12,430
  Training Expense ...........................................             3,848
  Travel and Entertainment ...................................            17,047
  Depreciation and Amortization ..............................             4,767
                                                                      ----------
    Total General and Administrative Expenses ................           284,630
                                                                      ----------
INCOME BEFORE INCOME TAXES ...................................            48,363
  Provision for Income Taxes .................................             7,254
                                                                      ----------
NET INCOME ...................................................            41,109

MEMBER'S EQUITY BEGINNING OF YEAR ............................            31,936
                                                                      ----------
MEMBER'S EQUITY END OF YEAR ..................................        $   73,045
                                                                      ==========


See accompanying notes to financial statements.

--------------------------------------------------------------------------------

                       ARCHER MICKELSON TECHNOLOGIES, LLC.
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

--------------------------------------------------------------------------------


Operating  Activities:
   Net Income ...................................................      $ 41,109
   Adjustments to Reconcile Net Income to Net
   Cash Provided by Operating Activities:
     Depreciation and Amortization ..............................         4,767
     Increase in Accounts Receivable ............................       (59,746)
     Increase in Prepaid Income Taxes ...........................        (1,838)
     Increase in Security Deposits ..............................        (1,385)
     Increase in Accounts Payable and Accrued Expenses ..........        26,450
     Increase in Deferred Tax Liability .........................         4,592
     Increase in Sales Tax Payable ..............................           729
     Increase in Payroll Taxes Payable ..........................         5,234
                                                                       --------
        Net Cash Provided by Operating Activities ...............        19,912
                                                                       --------
Investing Activities:
     Purchase of Property and Equipment .........................        (8,531)
                                                                       --------
        Net Cash Used for Investing Activities ..................        (8,531)
                                                                       --------
Financing Activities:
     Increase in Due From Members ...............................        (2,148)
     Decrease in Notes Payable ..................................        (7,478)
     Decrease in Advance From Members ...........................        (7,894)
                                                                       --------
        Net Cash Used for Financing Activities ..................       (17,520)
                                                                       --------
   Net Decrease In Cash .........................................        (6,139)

   Cash Beginning of Year .......................................        24,015
                                                                       --------
   Cash End of Year .............................................      $ 17,876
                                                                       ========

        Additional Disclosure of Operating Cash Flow
             Cash paid during the year ended December 31, 1998

                 Interest Expense..................  $      1,136
                 Income Taxes......................  $      7,254

See accompanying notes to financial statements.

                             ARCHER MICKELSON, LLC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

      Archer Mickelson, LLC. (the Company), was organized as a limited liability company under the Texas Limited Liability Company Act on September 23, 1996. The Company is a leading provider of business and information technology solutions.

A)    Property and Equipment

      Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The recovery classifications for these assets are listed as follows:

                                          YEARS
                                          -----
            COMPUTERS AND EQUIPMENT           3
            FURNITURE AND FIXTURES            7

      Expenditures for maintenance and repairs are charged against income as incurred and major improvements are capitalized.

B)    Impairment of Long Lived and Identifiable Intangible Assets

      The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis. An impairment loss would be recognized when the estimated non-discounted future cash flows are less than the carrying amount of the asset. If an asset deemed to be impaired, the asset's recorded value would be reduced to fair value. In determining the amount of the charge to be recorded, the following methods would be utilized to determine fair value:

            1) Quoted market prices in active markets.
            2) Estimate based on prices of similar assets.
            3) Estimate based on variation techniques.

      At December 31, 1998, no impairment existed.

C)    Organization Costs

      Organization costs were incurred during the establishment of the Company. These costs are being capitalized and amortized over a period of five (5) years. At December 31, 1998, accumulated amortization was $221. (see Note 1-f)

D)    Income Taxes

      The Company was organized as a limited liability corporation. Under the corresponding provisions, the Company does not pay federal corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carry-back as a deduction. Rather, the members are liable for individual federal income taxes on their respective interests of income and include their respective interests of the Company's net operating loss on their individual income tax returns.

                             ARCHER MICKELSON, LLC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

D)    Income Taxes (continued)

      During 1998 however, the Company has decided to be treated as a corporate entity for income tax purposes. The Company has thus adopted the provisions of Statement of Financial Accounting Standards (FASB) No. 109, "Accounting for Income Taxes", which requires a change from the deferral method to assets and liability method of accounting for income taxes. Timing differences exist between book income and tax income that primarily relates to depreciation.

E)    Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F)    Accounting Pronouncements

      During August of 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-5 "Reporting on the Costs of Start-Up Activities". This statement requires all costs related to a company's start-up activities be expensed during the period incurred rather than capitalized and amortized over a period of time.

      This pronouncement becomes effective for fiscal years beginning after December 15, 1998. The Company however, elected early application of this new pronouncement thus fully amortizing the remaining organization costs.


NOTE 2 - ACCOUNTS RECEIVABLE:

      At December 31, 1998, accounts receivable was $89,144. Due to the Company's ability to collect its receivables, no allowance exists.


NOTE 3  - NOTES PAYABLE:
                                                   DECEMBER 31, 1998
                                                   -----------------
      Note payable to Richard Archer
      bearing interest at 8.25%; due
      $314.55 monthly until Dec. 1999.                $  3,611

                             ARCHER MICKELSON, LLC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998



NOTE 3  - NOTES PAYABLE: (continued)
                                                   DECEMBER 31, 1998
                                                   -----------------
      Note payable to Yvonne Jackson
      bearing interest at 10.0%; due
      $242.00 monthly until Dec. 1999.                $  2,753

      Note payable to Jolynn Archer
      bearing interest at 10.0%; due
      $161.34 monthly until Dec. 1999.                $  1,835
                                                      --------

            Total                                        8,199
            Less Current Portion of
                 Long-Term Debt                          8,199
                                                      --------
            Total Long-Term Debt                      $  - 0 -
                                                      ========


NOTE 4  - INCOME TAXES:

      As discussed in Note 1, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Implementation of SFAS did not have a material cumulative effect on prior periods nor did it result in a change to the current year's provision.

A) The effective tax rate for the Company is reconcilable to statutory tax rates as follows:

                                                DECEMBER 31, 1998
                                                -----------------
                                                        %
            U.S. Federal Statutory Tax Rate            15
            U.S. Valuation Difference                 - 0 -
                                                     ------
            Effective Tax Rate                         15
                                                     ======

B) Deferred income taxes are provided for differences between financial statement and income tax reporting. The principal difference is the manner in which accounts receivable and accounts payable are accounted for and depreciation is computed for financial and income tax reporting purposes.

                             ARCHER MICKELSON, LLC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998



NOTE 4  - SIGNIFICANT CUSTOMERS:

      The Company had gross revenues of $1,051,498 for the year ended December 31, 1998. The following parties individually represent a greater than ten percent of these revenues.

                                          DECEMBER 31, 1998
                -                     ---------------------------
         CUSTOMER                       AMOUNT         PERCENTAGE
         --------                     ----------       ----------
         Houston Cutting Tools        $  104,895          10.0%
         LandCare USA                    157,900          15.0%
         Pilko & Assoc.               $  101,391          21.0%


NOTE 5 - DUE FROM MEMBERS:

      During 1998 the Company advanced Brian Mickelson and Robert Archer, members of the Company, $140 and $2,008, respectively.


NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES:

      The Company rents its office space under a three-year lease with Morgan Group, Inc. at a monthly rate of $925. This thirty-sixth (36) month lease commenced on October 1, 1998 and expires September 30, 2001.

      In Addition to the monthly lease payment, the Company is responsible for its portion of Common Area Maintenance (CAM) fees. These CAM fees are currently $30 per month.

      Future minimum payments under this lease service agreement are as follows:

                  DECEMBER 31,                   AMOUNT
                  ------------                 ---------
                        1999                   $  11,460
                        2000                      11,460
                        2001                       8,595
                                               ---------
                          Totals               $  31,515
                                               =========

NOTE 7 - SUBSEQUENT EVENTS:

      During April 1999, the Company was acquired by Clearworks.net, Inc. in a transaction accounted for as a purchase.

                       ARCHER MICKELSON TECHNOLOGIES, LLC.
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1997



                              MCMANUS & CO., P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                        MORRIS PLAINS, NEW JERSEY 07950

                        [MCMANUS & CO., P.C. LETTERHEAD]


                         INDEPENDENT ACCOUNTANT'S REPORT


TO THE BOARD OF DIRECTORS AND MEMBERS
OF ARCHER MICKELSON TECHNOLOGIES, LLC.:

We have audited the accompanying balance sheet of Archer Mickelson Technologies, LLC. at December 31, 1997 and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Archer Mickelson Technologies, LLC.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Archer Mickelson Technologies, LLC. as of December 31, 1997 and the results of their operations, members' equity, and their cash flows for the year ended December 31, 1997 are in conformity with generally accepted accounting principles.




/S/ MCMANUS & CO.
MCMANUS & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
MORRIS PLAINS, NEW JERSEY

September 22, 1999

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



We consent to the inclusion in this Form 10SB Registration Statement of our report dated September 22, 1999 on our audit of the financial statements of Archer Mickelson Technologies, LLC. We also consent to the reference to our firm under the caption "Experts".



McManus & Co., P.C.
Certified Public Accountants
Morris Plains, New Jersey

--------------------------------------------------------------------------------

                       ARCHER MICKELSON TECHNOLOGIES, LLC.
                                  BALANCE SHEET
                                DECEMBER 31, 1997

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                     ASSETS
--------------------------------------------------------------------------------


CURRENT ASSETS:
  Cash ........................................................        $ 24,015
  Accounts Receivable - net (Note 2) ..........................          29,398
                                                                       --------
     Total Current Assets .....................................          53,413
                                                                       --------

PROPERTY AND EQUIPMENT:(NOTE 1)
  Equipment ...................................................           7,619
  Furniture and Fixtures ......................................           1,272
  Less: Accumulated Depreciation ..............................          (2,724)
                                                                       --------
     Total Property and Equipment .............................           6,167
                                                                       --------
OTHER ASSETS:
  Security Deposits ...........................................             280
  Organization Costs (Note 1) .................................             221
  Less: Accumulated Amortization ..............................             (44)
                                                                       --------
     Total Other Assets .......................................             457
                                                                       --------
  TOTAL ASSETS ................................................        $ 60,037
                                                                       ========

--------------------------------------------------------------------------------
                 LIABILITIES AND MEMBER'S EQUITY
--------------------------------------------------------------------------------

CURRENT LIABILITIES:
  Accounts Payable ............................................        $    111
  Sales Tax Payable ...........................................           2,586
  Payroll Taxes Payable .......................................           1,833
  Notes Payable (Note 3) ......................................           7,478
  Advance From Members (Note 5) ...............................           7,894
                                                                       --------
     Total Current Liabilities ................................          19,902
                                                                       --------
NON - CURRENT LIABILITIES:
  Notes Payable (Note 3) ......................................        $  8,199
     Total Non - Current Liabilities ..........................           8,199
                                                                       --------
  Total Liabilities ...........................................          28,101
                                                                       --------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 6)

MEMBER'S EQUITY
  Member's Equity .............................................          31,936
                                                                       --------
     Total Member's Equity ....................................          31,936
                                                                       --------
  TOTAL LIABILITIES AND MEMBER'S EQUITY .......................        $ 60,037
                                                                       ========

See accompanying notes to financial statements.

--------------------------------------------------------------------------------

                       ARCHER MICKELSON TECHNOLOGIES, LLC.
                   STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997

--------------------------------------------------------------------------------


INCOME:
  Revenues ....................................................         $482,520

  Less: Cost of Goods Sold ....................................          292,458
                                                                        --------
    Gross Profit ..............................................          190,062
                                                                        --------
GENERAL AND ADMINISTRATIVE EXPENSES:
  Advertising .................................................              446
  Insurance Expense ...........................................            7,412
  Interest Expense ............................................            1,792
  Miscellaneous ...............................................            1,120
  Office Expenses .............................................            2,615
  Payroll and Associated Costs ................................           18,959
  Postage and Delivery ........................................              368
  Professional Fees ...........................................              250
  Rent Expense ................................................            1,800
  Repairs and Maintenance .....................................            1,105
  Telephone and Utilities .....................................            4,490
  Training Expense ............................................            2,121
  Travel and Entertainment ....................................           11,085
  Depreciation and Amortization ...............................            2,434
                                                                        --------
    Total General and Administrative Expenses .................           55,997
                                                                        --------
NET INCOME ....................................................          134,065

MEMBER'S EQUITY BEGINNING OF YEAR .............................           12,671
                                                                        --------
  Member's Draw ...............................................          114,800

MEMBER'S EQUITY END OF YEAR ...................................         $ 31,936
                                                                        ========

See accompanying notes to financial statements.

--------------------------------------------------------------------------------

                       ARCHER MICKELSON TECHNOLOGIES, LLC.
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

--------------------------------------------------------------------------------



Operating Activities:
   Net Income .................................................       $ 134,065
   Adjustments to Reconcile Net Income to Net
   Cash Used by Operating Activities:
     Depreciation and Amortization ............................           2,434
     Member's Draw ............................................        (114,800)
     Increase in Accounts Receivable ..........................         (22,005)
     Increase in Organization Costs ...........................            (221)
     Increase in Accounts Payable .............................             111
     Decrease in Sales Tax Payable ............................          (3,161)
     Decrease in Payroll Taxes Payable ........................          (7,087)
                                                                      ---------
        Net Cash Used for Operating Activities ................         (10,664)
                                                                      ---------
Investing Activities:
     Purchase of Property and Equipment .......................          (3,315)
                                                                      ---------
        Net Cash Used for Investing Activities ................          (3,315)
                                                                      ---------
Financing Activities:
     Increase in Advance From Member ..........................           7,894
     Decrease in Notes Payable ................................          (6,823)
                                                                      ---------
        Net Cash Provided by Financing Activities .............           1,071
                                                                      ---------
   Net Decrease In Cash .......................................         (12,908)

   Cash Beginning of Year .....................................          36,923
                                                                      ---------
   Cash End of Year ...........................................       $  24,015
                                                                      =========

        Additional Disclosure of Operating Cash Flow
             Cash paid during the year ended December 31, 1997

                 Interest Expense...............     $      1,792
                 Income Taxes...................     $          0


See accompanying notes to financial statements.

                            ARCHER MICKELSON, LLC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

      Archer Mickelson, LLC. (the Company), was organized as a limited liability company under the Texas Limited Liability Company Act on September 23, 1996. The Company is a leading provider of business and information technology solutions.

A)    Property and Equipment

      Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method for financial reporting purposes. The recovery classifications for these assets are listed as follows:

                                            YEARS
                                            -----
            COMPUTERS AND EQUIPMENT           3
            FURNITURE AND FIXTURES            7

      Expenditures for maintenance and repairs are charged against income as incurred and major improvements are capitalized.

B)    Impairment of Long Lived and Identifiable Intangible Assets

      The Company evaluates the carrying value of long-lived assets and identifiable intangible assets for potential impairment on an ongoing basis. An impairment loss would be recognized when the estimated non-discounted future cash flows are less than the carrying amount of the asset. If an asset deemed to be impaired, the asset's recorded value would be reduced to fair value. In determining the amount of the charge to be recorded, the following methods would be utilized to determine fair value:

            1) Quoted market prices in active markets.
            2) Estimate based on prices of similar assets.
            3) Estimate based on variation techniques.

      At December 31, 1997, no impairment existed.

C)    Organization Costs

      Organization costs were incurred during the establishment of the Company. These costs are being capitalized and amortized over a period of five (5) years. At December 31, 1997, accumulated amortization was $44.

D)    Income Taxes

      The Company was organized as a limited liability corporation. Under the corresponding provisions, the Company does not pay federal corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carry-back as a deduction. Rather, the members are liable for individual federal income taxes on their respective interests of income and include their respective interests of the Company's net operating loss on their individual income tax returns.

                             ARCHER MICKELSON, LLC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)

E)    Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2 - ACCOUNTS RECEIVABLE:

      At December 31, 1997, accounts receivable was $29,398. Due to the Company's ability to collect its receivables, no allowance exists.


NOTE 3  - NOTES PAYABLE:
                                                DECEMBER 31, 1997
                                                -----------------
      Note payable to Richard Archer
      bearing interest at 8.25%; due
      $314.55 monthly until Dec. 1999.              $   6,937

      Note payable to Yvonne Jackson
      bearing interest at 10.0%; due
      $242.00 monthly until Dec. 1999.                  5,244

      Note payable to Jolynn Archer
      bearing interest at 10.0%; due
      $161.34 monthly until Dec. 1999.              $   3,496
                                                    ---------
            Total                                      15,677
            Less Current Portion of
                 Long-Term Debt                         7,478

            Total Long-Term Debt                    $   8,199
                                                    =========

                             ARCHER MICKELSON, LLC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1997


NOTE 4  - SIGNIFICANT CUSTOMERS:

      The Company had gross revenues of $482,520 for the year ended December 31, 1997. The following parties individually represent a greater than ten percent of these revenues.

                                             DECEMBER 31, 1997
                                          -----------------------
         CUSTOMER                           AMOUNT     PERCENTAGE
         --------                         ---------    ----------
         Notre Capital Ventures II, LLC   $  76,477      15.9 %
         Pilko & Assoc.                   $ 101,391      21.0 %


NOTE 5 - ADVANCE FROM MEMBERS:

      Brian Mickelson and Robert Archer, members of the Company, advanced the Company $3,902 and $3,992, respectively. These monies were used for operating capital and are payable upon demand.


NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES:

      As of November 1, 1997, the Company rents its office space under a month to month lease with Morgan Group, Inc. The monthly rent expense is $900 and is cancelable by either party.


NOTE 7 - SUBSEQUENT EVENTS:

      During April 1999, the Company was acquired by Clearworks.net, Inc. in a transaction accounted for as a purchase.

                       ARCHER MICKELSON TECHNOLOGIES, LLC.
                                 BALANCE SHEETS
                                   (UNAUDITED)



          ASSETS                          APRIL 30, 1999      APRIL 30, 1998
                                          --------------      --------------

Current assets:
  Cash ..................................    $ 15,000            $  5,000
  Accounts receivable, net ..............      69,000              56,000
  Income tax receivable .................       2,000                   0
  Due from Members ......................       2,000               3,000
                                             --------            --------
                                               88,000              64,000
                                             --------            --------
  Property and equipment:
     Equipment ..........................      15,000              13,000
     Furniture and fixtures .............       3,000               2,000
                                             --------            --------
                                               18,000              15,000
  Accumulated depreciation ..............      (9,000)             (4,000)
                                             --------            --------
                                                9,000              11,000
                                             --------            --------

Other assets:
  Security deposit ......................       1,000                   0
                                             --------            --------
                                                1,000                   0
                                             --------            --------

                                             $ 98,000            $ 75,000
                                             ========            ========

          LIABILITIES AND MEMBERS' EQUITY

Current liabilities:
  Accounts payable, trade ...............    $ 28,000            $      0
  Payroll taxes payable .................       6,000               3,000
  Current maturities of long-term debt ..       6,000               7,000
  Sales taxes payable ...................       4,000               1,000
                                             --------            --------

                                               44,000              11,000
                                             --------            --------
Long-term debt, net of current
 maturities .............................           0               6,000
                                             --------            --------

Members' equity .........................      54,000              58,000
                                             --------            --------
                                               54,000              58,000
                                             --------            --------
                                             $ 98,000            $ 75,000
                                             ========            ========

                       ARCHER MICKELSON TECHNOLOGIES, LLC
                            STATEMENTS OF OPERATIONS
                FOR THE FOUR MONTHS ENDED APRIL 30, 1999 AND 1998
                                   (UNAUDITED)





                                          1999          1998
                                        ---------     ---------
Revenues ...........................    $ 209,000     $ 285,000

Cost of goods sold .................      144,000       185,000
                                        ---------     ---------
Gross profit .......................       65,000       100,000
                                        ---------     ---------
Selling, general and administrative:
  Salaries and related expenses ....       53,000        54,000
  Rent expense .....................        4,000         2,000
  Other office expenses ............       26,000        15,000
  Depreciation .....................        1,000         2,000
                                        ---------     ---------
                                           84,000        73,000
                                        ---------     ---------
Income (loss) from operations before
  interest expense .................      (19,000)       27,000

Interest expense ...................            0        (1,000)

                                        ---------     ---------
Net income (loss) ..................    $ (19,000)    $  26,000
                                        =========     =========

                       ARCHER MICKELSON TECHNOLOGIES, INC.
                            STATEMENTS OF CASH FLOWS
                FOR THE FOUR MONTHS ENDED APRIL 30, 1999 AND 1998
                                   (UNAUDITED)


                                                         1999         1998
                                                       --------     --------
Cash flows from operating activities:
  Net income (loss) ...............................    $(19,000)    $ 26,000
                                                       --------     --------
  Adjustments to reconcile net income (loss) to net
    cash provided (used) by operating activities:
       Depreciation ...............................       1,000        2,000
       (Increase) decrease in accounts receivable .      23,000      (28,000)
       Increase in advances to Member .............           0       (3,000)
       Increase in accounts payable ...............       1,000            0
        Decrease in deferred tax liability ........      (6,000)           0
       Increase  (decrease) in payroll taxes ......      (1,000)       2,000
       Increase (decrease) in sales taxes payable .       1,000       (1,000)
                                                       --------     --------
    Total adjustments .............................      19,000      (28,000)
                                                       --------     --------
  Net cash provided (used by) operating activities            0       (2,000)

Cash flows from investing activities:
       Purchase of property and equipment .........      (1,000)      (6,000)
                                                       --------     --------
  Net cash used by investing activities ...........      (1,000)      (6,000)

Cash flows from financing activities:
       Repayment of advance by Member .............           0       (8,000)
       Repayment of notes payable .................      (2,000)      (3,000)
                                                       --------     --------
  Net cash used by financing activities ...........      (2,000)     (11,000)

  Net decrease in cash ............................      (3,000)     (19,000)

Cash at the beginning of the period ...............      18,000       24,000
                                                       --------     --------
Cash at the end of the period .....................    $ 15,000     $  5,000
                                                       ========     ========

Supplemental disclosures of cash flow
    Information:
        Interest paid .............................    $      0     $  1,000
        Taxes paid ................................    $      0     $      0

                       ARCHER MICKELSON TECHNOLOGIES, LLC
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1999


Note 1.  General

         The unaudited financial statements included herein for the Company for the four month periods ended April 30, 1999 and 1998 have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission and include all adjustments which are, in the opinion of management, necessary for a fair presentation. Certain information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and related notes thereto included with this filing for the annual periods ended December 31, 1998 and 1997.

         The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year.

Note 2.  Subsequent Events

         During May 1999, the Company was acquired by ClearWorks.net, Inc. in a transaction accounted for as a purchase.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

EXHIBIT

3(i) Articles of Incorporation of the Registrant*

3(ii) Amendment to Articles of Incorporation*

3(iii)  By-Laws of the Registrant*

4(a) Specimen Stock Certificate**

4(b) Convertible Note Regarding KMA Investments**

10(a) Plan and Agreement of Merger and
Reorganization*

10(b) Certificate of Merger of Southeast Tire
Recycling, Inc. into ClearWorks Technologies, Inc.*

10(c) Certificate of Authority to Transact
Business in Texas*

10(d) Agreement for Purchase of Common Stock (By
Southeast Tire Recycling, Inc. of Millennium)*

10(e) Addendum to Agreement for Purchase of
Common Stock*

10(f) Stock Option Plan*

10(g) Stock Warrant Plan*

10(h) Agreement of Merger and Plan of
Reorganization (InfraResources)*

10(i) Agreement of Merger and Plan of
Reorganization (Team Renaissance)*

10(j) Asset Purchase Agreement (Vidatel)*

10(k) Agreement and Plan of Acquisition (Archer
Mickelson Technologies, Inc.)*

10(l) Agreement regarding strategic business alliance with Land Tejas Development, L.L.C.**

11  Statement re: computation of per share        Reference is made to the
earnings*.........................................Consolidated Statements of
                                                  Operations of the Registrant
                                                  for its fiscal years ended
                                                  December 31, 1998, and 1997,
                                                  which are incorporated herein
                                                  by reference.

21 A description of the subsidiaries of the Registrant*

27  Financial Data Schedule

* Incorporated by reference from Registrant's Form 10-SB, which was previously filed on June 29, 1999.

** Incorporated by reference from Registrant's Form 10SB/A-1, which was previously filed on September 20, 1999.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                              CLEARWORKS.NET, INC.

Date: October 20, 1999

By:  S/S MICHAEL T. MCCLERE                      S/S HOWARD ANDREWS
         Michael T. McClere                          Howard Andrews
         Director, Cheif Executive Officer,          Director
         And Chairman of the Board of Directors

     S/S SHANNON D. MCLEROY                      S/S CARL A. CHASE
         Shannon D. McLeroy                          Carl A. Chase
         President and Secretary                     Chief Financial Officer
                                                     Treasurer and Principal
                                                     Accounting Officer